
08047107

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934


SEC Mail
Mail Processing
Section
APR 30 2008
Washington, DC
109

For the Month of April 2008

Commission File Number 1-15028

China Unicom Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,
99 Queen's Road Central, Hong Kong
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ____

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): _X_.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): __.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____.)

EXHIBITS

Exhibit Number	
1	Annual Report for the fiscal year ended December 31, 2007, dated April 18, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED
(Registrant)

Date: April 29, 2008

By: ____________________
Name: Chang Xiaobing
Title: Chairman and Chief Executive Officer



CHINA UNICOM LIMITED
Incorporated in Hong Kong with limited liability under the Companies Ordinance

Stock Code: 0762

Annual Report 07



IMPORTANT

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

If you are in any doubt as to any aspect of this document, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.


China
unicom中国联通

CHINA UNICOM LIMITED (Stock Code: 762)

(Incorporated in Hong Kong with limited liability under Companies Ordinance)

Executive Directors:
Chang Xiaobing *(Chairman)*
Shang Bing
Tong Jilu
Yang Xiaowei
Li Zhengmao
Li Gang
Zhang Junan
Miao Jianhua

Registered Office:
75th Floor
The Center
99 Queen's Road Central
Hong Kong

Non-Executive Directors:
Lu Jianguo
Lee Suk Hwan

Independent Non-Executive Directors:
Wu Jinglian
Shan Weijian
Cheung Wing Lam, Linus
Wong Wai Ming

EXPLANATORY STATEMENT ON REPURCHASE MANDATE

To the shareholders

Dear Sir or Madam,

This circular serves as the explanatory statement required to be sent to the Shareholders under the Listing Rules in connection with the proposed ordinary resolution set out in item 5 of the AGM Notice for the approval of the renewal of the general mandate for repurchase of shares. This document also constitutes a memorandum required under section 49BA of the Hong Kong Companies Ordinance (Cap. 32 of the Laws of Hong Kong).

Exercise of the Repurchase Mandate

The Directors believe that the flexibility afforded by the Repurchase Mandate would be beneficial to the Company. It is proposed that up to 10% of the issued and outstanding Shares on the date of the passing of the ordinary resolution to approve the Repurchase Mandate may be repurchased. As at the Latest Practicable Date, 13,654,845,945 Shares were in issue and outstanding. On the basis of such figure, the Directors would be authorized to repurchase up to 1,365,484,594 Shares during the period up to the date of the next annual general meeting in 2009, or the expiration of the period within which the next annual general meeting of the Company is required by law to be held, or the revocation or variation of the Repurchase Mandate by an ordinary resolution of the Shareholders at a general meeting, whichever of these three events occurs first.

Reasons for Repurchases

Repurchases of Shares will only be made when the Directors believe that they will benefit the Company and its Shareholders. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and its assets and/or its earnings per Share.

Funding of Repurchases

Repurchases pursuant to the Repurchase Mandate would be financed entirely from the Company's available cash flow or working capital facilities. Any repurchases will be made out of funds of the Company legally permitted to be utilized for such purpose in accordance with its memorandum and articles of association and the laws of Hong Kong, including profits otherwise available for distribution. Under the Hong Kong Companies Ordinance (Cap. 32 of the Laws of Hong Kong), a company's profits available for distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent published audited accounts for the year ended 31 December 2007) in the event that the Repurchase Mandate is exercised in full.

However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the Company's working capital or gearing position, which in the opinion of the Directors are from time to time appropriate for the Company.

Disclosure of Interests

None of the Directors, and to the best of their knowledge, having made all reasonable enquires, none of their associates (as defined in the Listing Rules), have any present intention to sell Shares to the Company if the Repurchase Mandate is approved by the Shareholders.

No connected persons (as defined in the Listing Rules) of the Company have notified the Company that they (i) have a present intention to sell Shares to the Company, or (ii) have undertaken not to sell Shares to the Company, if the Repurchase Mandate is approved by the Shareholders.

Directors' Undertaking

The Directors have undertaken to the Stock Exchange that they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

Share Repurchases Made by the Company

No repurchases of Share have been made by the Company (whether on the Stock Exchange or otherwise) during the six months preceding the date of this document.

Takeovers Code Consequences

If as a result of a repurchase of Shares by the Company, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. As a result, a Shareholder, or group of Shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, the immediate controlling shareholder of the Company, Unicom BVI, was recorded in the register required to be kept by the Company under Part XV of the Securities and Futures Ordinance as having an interest in 9,725,000,020 Shares, representing approximately 71.22% of the issued and outstanding share capital of the Company as at that date. If the Repurchase Mandate is exercised in full, Unicom BVI will be interested in approximately 79.13% of the reduced issued and outstanding share capital of the Company based on Unicom BVI's interest in the issued and outstanding share capital of the Company and the total number of issued and outstanding Shares as at the Latest Practicable Date. Furthermore, if the Repurchase Mandate is exercised in full, the percentage of the reduced issued and outstanding share capital of the Company in public hands will not fall below the minimum prescribed level of 10%, such level being the minimum prescribed level applied to the Company pursuant to a waiver granted by the Stock Exchange. Save as disclosed above, the Directors are not aware of any other consequences that may arise under the Takeovers Code as a result of a repurchase of the Shares.

Market Prices

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months preceding the Latest Practicable Date are as follows:

	Trade market price	
	Highest	**Lowest**
	HK$	*HK$*
2007		
April	12.08	10.66
May	12.18	11.08
June	13.76	11.06
July	14.50	13.02
August	14.70	10.68
September	16.26	13.28
October	19.20	14.98
November	18.78	13.88
December	18.60	14.68
2008		
January	19.26	14.62
February	20.25	17.02
March	18.38	15.36

Extension of Share Issue Mandate

A resolution as set out in item 7 of the AGM Notice will also be proposed at the Annual General Meeting authorizing the Directors to increase the maximum number of new Shares which may be issued under the general mandate for the issuance and allotment of Shares by adding to it the nominal amount of any Shares repurchased pursuant to the Repurchase Mandate.

DEFINITIONS

"AGM"	the annual general meeting of the Company to be held on 16 May 2008
"AGM Notice"	notice of the AGM dated 18 April 2008
"Board"	the board of Directors
"Company"	China Unicom Limited
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	31 March 2008
"Listing Rules"	the Rules Governing Listing of Securities on the Stock Exchange
"Repurchase Mandate"	the mandate granted to the Company if the ordinary resolution set out in item 5 of the AGM Notice is passed
"Stock Exchange"	the Stock Exchange of Hong Kong Limited
"Shares"	share(s) of all classes in the share capital of the Company
"Shareholders"	shareholders of the Company
"Takeovers Code"	Hong Kong Code on Takeovers and Mergers
"Unicom BVI"	China Unicom (BVI) Limited, the immediate controlling shareholder of the Company

By Order of the Board
China Unicom Limited
Chang Xiaobing
Chairman

Hong Kong, 18 April 2008

擴大發行股份之授權

按股東週年大會通告第7項所載，將於股東週年大會上提呈一項決議案，授權董事將根據發行及配發新股的一般授權可予發行之新股份最高數目，加入相等於根據購回授權所購回的任何股份之面值。

釋義

「股東週年大會」	指	將於二零零八年五月十六日召開的本公司股東週年大會
「股東週年大會通告」	指	日期為二零零八年四月十八日之股東週年大會通告
「董事會」	指	本公司之董事會
「本公司」	指	中國聯通股份有限公司
「董事」	指	本公司之董事
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零八年三月三十一日
「上市規則」	指	聯交所證券上市規則
「購回授權」	指	倘股東週年大會通告第5項所載之普通決議案獲通過後給予本公司之授權
「聯交所」	指	香港聯合交易所有限公司
「股份」	指	本公司股本中的所有類別股份
「股東」	指	本公司之股東
「收購守則」	指	香港公司收購及合併守則
「聯通BVI公司」	指	中國聯通(BVI)有限公司，為本公司的直接控股公司

此　致

列位股東　台照

承董事會命
中國聯通股份有限公司
常小兵
董事長

香港，二零零八年四月十八日

本公司進行之股份購回

本公司於本文件刊發日期前的六個月內，並無購回任何股份(無論是否在聯交所進行)。

收購守則之影響

倘若本公司購回股份以致某股東擁有本公司投票權之權益比例增加，則就收購守則而言，上述增加將被視作為一項收購事項。為此，視乎該股東或一致行動之多位股東的權益增加之幅度而定，該股東或一致行動之多位股東可能取得或鞏固其於本公司之控制權，因而須按照收購守則第26條規定提出強制收購。

按本公司根據證券及期貨條例第XV部規定置存之登記冊的記錄，於最後實際可行日期，本公司的直接控股股東聯通BVI持有9,725,000,020股股份的權益，佔於該日期本公司已發行股本約71.22%。如全面行使購回授權，根據於最後實際可行日期聯通BVI佔本公司已發行股本的權益及已發行股份的總數，聯通BVI將約擁有本公司經減少後的已發行股本約79.13%。再者，如全面行使購回授權，公眾在本公司經減少後的已發行股本的持股比例將不會少於所規定的最少10%水平，即根據聯交所所授豁免適用於本公司的公眾最低持股水平。除上述披露者外，董事不知悉因購回股份而根據收購守則所可能產生的其他影響。

市價

於本公司股份在最後實際可行日期前的十二個月內本公司股份在聯交所買賣之最高及最低成交價如下：

	成交市價	
	最高價	**最低價**
	(港幣)	*(港幣)*
二零零七年		
四月	12.08	10.66
五月	12.18	11.08
六月	13.76	11.06
七月	14.50	13.02
八月	14.70	10.68
九月	16.26	13.28
十月	19.20	14.98
十一月	18.78	13.88
十二月	18.60	14.68
二零零八年		
一月	19.26	14.62
二月	20.25	17.02
三月	18.38	15.36

行使購回授權

董事相信購回授權所帶來之靈活性將對本公司有利。現建議可購回不超過於該批准購回授權之普通決議案獲通過之日已發行股份之10%。於最後實際可行日期，本公司已發行13,654,845,945股股份。按該等數字為基準，董事將獲授權於二零零九年舉行之下屆股東週年大會或按法例規定下屆股東週年大會須舉行之期限屆滿之日或股東於股東大會上以普通決議案撤銷或修訂購回授權（以三者中之最早日期止之期間），購回最多達1,365,484,594股股份。

購回證券之理由

本公司僅會在董事認為購回股份將有利於本公司及其股東之情況下進行購回。視乎當時之市場情況及資金安排而定，該等購回事宜可提高本公司及其資產之淨值及／或每股盈利。

用以購回證券之款項

根據購回授權而購回證券之資金須全部來自本公司可動用之流動現金或營運資金。任何用作購回證券之款項須為根據本公司組織章程大綱及細則以及香港法例所容許作此用途之合法款項，包括原本可供分派之溢利。根據香港公司條例（香港法例第32章），可供分派之公司溢利指之前仍未作分派或資金股本化之累積已變現溢利，減去之前並未正式因削減或重整資本而撤銷之累積已變現虧損。

全面行使購回授權對本公司營運資金水平或資產負債狀況可能會有重大不利影響（指比較本公司最新刊載之截至二零零七年十二月三十一日止年度的經審核賬目所披露之狀況而言）。

然而，倘行使購回授權會對董事認為本公司不時宜具備之營運資金水平或資產負債狀況產生重大不利影響，則董事不擬行使購回授權。

權益之披露

倘本公司股東批准購回授權，董事或（就彼等作出一切合理查詢後所知）彼等之任何聯繫人士（定義見上市規則）現時概無意向本公司或其附屬公司出售任何股份。

概無任何關連人士（定義見上市規則）知會本公司，表示如購回授權獲股東批准，彼等(i)有意向出售任何股份予本公司，或(ii)承諾不會出售任何股份予本公司。

董事之承諾

董事已向香港聯合交易所有限公司（「聯交所」）作出承諾，彼等將根據上市規則及適用之香港法例行使購回授權。

重要文件

香港聯合交易所有限公司對本文件的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示，概不對因本文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

閣下對本文件任何內容**如有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。


China
unicom中国联通

中國聯通股份有限公司(股份編號：762)

(根據公司條例在香港註冊成立之有限公司)

執行董事：
常小兵*(董事長)*
尚冰
佟吉祿
楊小偉
李正茂
李剛
張鈞安
苗建華

非執行董事：
呂建國
李錫煥

獨立非執行董事：
吳敬璉
單偉建
張永霖
黃偉明

註冊辦事處：
香港
皇后大道中99號
中環中心75樓

購回授權説明函件

敬啟者：

本通函之目的乃作為一份根據上市規則之規定，就股東週年大會通告第5項所載將予提呈以批准延續購回股份之一般性授權之普通決議案而寄發各股東之說明文件。本文件亦構成香港公司條例(香港法例第32章)第49BA條所規定之備忘錄。


China
unicom中国联通

CHINA UNICOM LIMITED (Stock Code: 762)

(Incorporated in Hong Kong with limited liability under Companies Ordinance)

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING TO BE HELD ON 16 MAY 2008

I/We[1] ______________________________

of ______________________________

being the registered holder(s) of ______________ shares[2] of HK$0.10 each in the share capital of China Unicom Limited (the "Company")

HEREBY APPOINT THE CHAIRMAN OF THE MEETING[3] or ______________________________

of ______________________________

as my/our proxy to attend and act for me/us at the Annual General Meeting (and any adjournment thereof) (the "**Meeting**") of the Company to be held on 16 May 2008 at 3:00 p.m. at Ballroom C, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong for the purposes of considering and, if thought fit, passing the Resolutions as set out in the Notice of Annual General Meeting and at the Meeting to vote for me/us and in my/our name(s) in respect of the Resolutions as indicated below[4].

	RESOLUTIONS	FOR[4]	AGAINST[4]
1.	To receive and consider the financial statements and the Reports of the Directors and of the Independent Auditors for the year ended 31 December 2007.		
2.	To declare a final dividend for the year ended 31 December 2007.		
3.	(a) To re-elect		
	(i) Mr. Tong Jilu as a Director;		
	(ii) Mr. Li Zhengmao as a Director;		
	(iii) Mr. Li Gang as a Director;		
	(iv) Mr. Miao Jianhua as a Director;		
	(v) Mr. Lee Suk Hwan as a Director; and		
	(vi) Mr. Cheung Wing Lam, Linus, as a Director.		
	(b) To authorize the Board of Directors to fix remuneration of the Directors for the year ending 31 December 2008.		
4.	To re-appoint Messrs. PricewaterhouseCoopers as auditors, and to authorise the Board of Directors to fix their remuneration for the year ending 31 December 2008.		
5.	To grant a general mandate to the Directors to repurchase shares in the Company not exceeding 10% of the aggregate nominal amount of the existing issued share capital.		
6.	To grant a general mandate to the Directors to issue, allot and deal with additional shares in the Company not exceeding 20% of the aggregate nominal amount of the existing issued share capital.		
7.	To extend the general mandate granted to the Directors to issue, allot and deal with shares by the number of shares repurchased.		

Dated this ______________ day of ______________ 2008 Signed[5] ______________________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
3. If any proxy other than the Chairman is preferred, strike out the words "**THE CHAIRMAN OF THE MEETING**" and insert the name and address of the proxy desired in the space provided. A member may appoint one or not exceeding two proxies to attend and vote in his stead. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY OF THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY OF THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "AGAINST". FAILURE TO COMPLETE ANY OR ALL THE BOXES WILL ENTITLE YOUR PROXY TO CAST HIS VOTES AT HIS DISCRETION.** Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice of Annual General Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign the same.
6. In the case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).
7. To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a notarially certified copy thereof, must be deposited at the registered office of the Company at 75th Floor, The Center, 99 Queen's Road Central, Hong Kong not less than 48 hours before the time for holding the Meeting.
8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.


China
unicom中国联通

中國聯通股份有限公司（股份編號：762）

（根據公司條例在香港註冊成立之有限公司）

二零零八年五月十六日舉行之股東週年大會之代表委任表格

本人／吾等[1] ______________________________

地址為______________________________，

為中國聯通股份有限公司（「本公司」）股本中每股面值港幣0.10元股份共______________股[2]之登記持有

人，茲委任大會主席[3]或______________________________，

地址為______________________________，

為本人／吾等之代表，代表本人／吾等出席本公司於二零零八年五月十六日下午三時正假座香港中環法院道太古廣場港島香格里拉酒店5樓宴會廳C舉行之股東週年大會（及其任何續會）（「大會」），以考慮並酌情通過股東週年大會通告所載之決議案，並於大會上代表本人／吾等以本人／吾等之名義就以下所列決議案[4]投票表決。

	決議案	贊成[4]	反對[4]
1.	省覽截至二零零七年十二月三十一日止年度之財務報表、董事會報告書及獨立核數師報告書。		
2.	宣佈派發截至二零零七年十二月三十一日止年度末期股息。		
3.	（甲）重選		
	(i) 佟吉祿先生為董事；		
	(ii) 李正茂先生為董事；		
	(iii) 李剛先生為董事；		
	(iv) 苗建華先生為董事；		
	(v) 李錫煥先生為董事；及		
	(vi) 張永霖先生為董事；		
	（乙）授權董事會釐定截至二零零八年十二月三十一日止年度之董事酬金。		
4.	重新委聘羅兵咸永道會計師事務所為核數師，並授權董事會釐定其截至二零零八年十二月三十一日止年度之酬金。		
5.	一般性授權董事購回不超過本公司現有已發行股本面值總額10%之股份。		
6.	一般性授權董事發行、配發及處理不超過現有已發行股本面值總額20%之額外股份。		
7.	按被購回股份之數目擴大授予董事發行、配發及處理股份之一般性授權。		

日期：二零零八年__________月__________日　　　　簽名[5]：______________________

附註：

1. 請用正楷填上全名及地址。
2. 請填上與本代表委任表格有關並登記於　閣下名下之股份數目。如未填上股數，則本代表委任表格將被視為　閣下名下所有本公司股份之代表委任表格。
3. 倘擬委派大會主席以外之人士為代表，請刪去「大會主席」字樣，並在空欄內填上　閣下所擬委派代表之姓名及地址。股東可委派一位或不超過兩位代表代其出席大會，並於表決時代為投票。本代表委任表格之每項更正，均須由簽署人簡簽示可。
4. 注意：倘　閣下擬投票贊成任何決議案，請在註明「贊成」的方框內填上「√」號；倘　閣下擬投票反對任何決議案，請在註明「反對」之方框內填上「√」號；如無任何指示，則　閣下之代表有權自行酌情投票。　閣下之代表亦有權就大會上正式提呈而未載於股東週年大會通告之任何決議案自行酌情投票。
5. 本代表委任表格須經由　閣下或獲　閣下以書面正式授權之人士簽署。如股東為一有限公司，則代表委任表格須加蓋公司印鑑，或經由公司主管人員、授權代表或正式獲授權之其他人士親筆簽署。
6. 倘屬聯名股東，則任何一位聯名股東均可於大會上就該等股份投票（不論親身或委派代表），猶如彼等為該等股份之唯一有權投票者。惟若超過一位聯名股東親身或委派代表出席大會，則就任何決議案投票時，本公司將接納在股東名冊內排名首位之聯名股東就該等股份之投票（不論親身或委派代表），而其他聯名股東再無投票權。
7. 本代表委任表格連同簽署人之授權書（如有）或其他授權文件（如有）或經由公證人簽署證明之該等授權書或授權文件之副本，須於大會或其任何續會之指定舉行時間四十八小時前送抵本公司之註冊辦事處，地址為香港皇后大道中99號中環中心75樓，方為有效。
8. 受委任代表毋須為本公司股東，惟必須親自出席大會以代表　閣下。
9. 閣下於填妥並交回代表委任表格後，仍可親自出席大會及於會上投票。在此情況下，委任代表之文件將被視為經已撤銷。

China unicom 中国联通

CHINA UNICOM LIMITED (Stock Code: 762)

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

18 April 2008

Dear Shareholder,

2007 ANNUAL REPORT (NOTICE OF ANNUAL GENERAL MEETING INCLUDED) AND EXPLANATORY STATEMENT ON REPURCHASE MANDATE

Please be advised that the Company has published 2007 Annual Report (Notice of Annual General Meeting included) and Explanatory Statement on Repurchase Mandate (together "***Corporate Communications***"), which have printed Chinese version and printed English version, as well as electronic version for both Chinese and English available at the Company's website at www.chinaunicom.com.hk and the Hong Kong Stock Exchange's website.

Those Shareholders who have chosen to rely on the Corporate Communications posted on the Company's website in lieu of the printed copy and would like to receive a printed copy, or those who would like to change their choice in receiving future Corporate Communications, please complete the enclosed Change Request Form, or the same downloaded from the Company's website at www.chinaunicom.com.hk, and send the **ORIGINAL SIGNED COPY** to the Company's Registrar, Hong Kong Registrars Limited at Rooms 1806-7, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong (For shareholders receiving the printed version of the Corporate Communications, a postage pre-paid envelope has been provided).

Please be reminded that you are entitled at any time by reasonable notice in writing to the Company's Registrar to change your choice in receiving future Corporate Communications.

If you have any queries about how to obtain printed copies, or about how to access the Corporate Communications on the Company's website, please call the Company's hotline at (852) 2126 2018.

Yours faithfully,
Chu Ka Yee
Company Secretary


China
unicom中国联通

中國聯通股份有限公司(股份編號：762)

(根據公司條例在香港註冊成立之有限公司)

敬啟者：

2007年年報(內附股東週年大會通告)及購回授權説明函件

謹請注意本公司已發佈2007年年報(內附股東週年大會通告)及購回授權説明函件(合稱為「***公司通訊***」)。此公司通信備有中文印刷版本及英文印刷版本，並同時備有電子版本。公司通信的中、英文電子版本可於本公司的網站www.chinaunicom.com.hk及香港聯交所網站上閱覽。

股東如已選擇依賴本公司網站提供之公司通信代替印刷本，但欲收取本公司通信的印刷本；或欲更改日後收取本公司通信的指示，請填妥隨附或於本公司網站www.chinaunicom.com.hk下載之更改指示回條，並將**已簽署的指示回條正本**寄回本公司之股份登記處－香港證券登記有限公司，其地址為香港灣仔皇后大道東183號合和中心18樓1806-7室(收取印刷本之股東隨附已預付郵費信封)。

茲提醒　閣下有權隨時以書面通知，給予本公司之股份登記處合理時間更改收取公司通信的指示。

倘　閣下對於索取印刷本或在本公司網址上閱覽公司通信有任何疑問，請致電本公司熱線(852) 2126 2018。

此　致

列位股東　台照

公司秘書
朱嘉儀

二零零八年四月十八日

China unicom 中国联通

CHINA UNICOM LIMITED (Stock Code: 762)

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

18 April 2008

Dear Shareholder,

Instruction in relation to receive future Corporate Communications

Pursuant to the relevant legislation and regulation and as stipulated in the Articles of Association of China Unicom Limited (the ***Company***), the Company is permitted to allow shareholders and other entitled persons to choose to receive Corporate Communications either: (a) in printed form, the English version only, the Chinese version only, or both the English and the Chinese versions; or (b) using electronic means through the Company's website.

"***Corporate Communication***" includes any document issued or to be issued by the Company for the information or action of you, including but not limited to: (a) the directors' report, its annual accounts together with the auditors' report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.

To make your selection, please complete the enclosed instruction slip by ticking the appropriate box and sign and return it to the Company's Registrar, Hong Kong Registrars Limited, using the enclosed postage pre-paid envelope.

If we do not receive your instruction slip and until you inform us otherwise by reasonable notice in writing to the Company's Registrar, we will only send to you: (a) a printed Chinese version of all future Corporate Communications if your registered address is in Hong Kong and your name as recorded on our Register of Members is determined by us to be a Chinese name; or (b) a printed English version of all future Corporate Communications if your registered address is overseas, or if you are a corporate shareholder, or if your name as recorded on our Register of Members is determined by us to be not a Chinese name.

You have the right at any time by reasonable notice in writing to the Company's Registrar to change the choice of language and means of receipt of Corporate Communications.

Finally, please note that both the printed English and Chinese versions of all Corporate Communications will be available free of charge from the Company or the Company's Registrar upon your request. Besides, you can also access the electronic versions of Corporate Communications on the Company's website at www.chinaunicom.com.hk and the Hong Kong Stock Exchange's website.

If you have any queries relating to this letter, please call the Company's hotline at (852) 2126 2018.

Yours faithfully,
Chu Ka Yee
Company Secretary


China
unicom中国联通

中國聯通股份有限公司（股份編號：762）

（根據公司條例在香港註冊成立之有限公司）

敬啟者：

有關日後收取公司通信的指示

根據有關法例及法規以及中國聯通股份有限公司（「***本公司***」）章程細則所列明，本公司獲准讓股東及其他獲賦予權利的人士選擇以下列方式收取公司通訊：(a)只收取中文版或英文版，或同時收取中、英文版之印刷本；或(b)透過本公司網站獲取電子版本。

「***公司通訊***」指由本公司發出或將發出以供 閣下參照或採取行動的任何文件，其中包括但不限於：(a)董事會報告、年度賬目連同核數師報告以及（如適用）財務摘要報告；(b)中期報告及（如適用）中期摘要報告；(c)會議通告；(d)上市文件；(e)通函；及(f)代表委任表格。

為作出選擇，請填妥並寄回隨附之指示回條。請在適當的空格內加上「✓」號及簽署後，使用隨附之回郵信封將回條交回本公司的股份登記處-香港證券登記有限公司。

如本公司未能收到 閣下的指示回條，則直至 閣下以書面通知本公司之股份登記處並給予合理時間之前，(a)如 閣下的登記地址位於香港及本公司釐定股東名冊所記錄 閣下之姓名為中文姓名，則日後本公司將僅寄發所有公司通信的中文印刷本予 閣下；或(b)如 閣下的登記地址位於海外或如 閣下為公司股東，或本公司釐訂股東名冊所記錄 閣下的姓名並非中文姓名，則日後本公司將僅寄發所有公司通信的英文印刷本予 閣下。

閣下有權隨時以書面通知，給予本公司之股份登記處合理時間，更改上述就收取公司通信的語言文本及方式之選擇。

最後，務須留意，本公司或股份登記處將應要求免費提供公司通信的中英文兩個版本的印刷本， 閣下亦可於本公司網站www.chinaunicom.com.hk及香港聯合交易所網站閱覽公司通信的電子版本。

如 閣下對本函件有任何查詢，可致電本公司的熱線(852) 2126 2018。

此 致

列位股東 台照

公司秘書
朱嘉儀

二零零八年四月十八日

CHANGE REQUEST FORM
更改指示回條

From
由

To China Unicom Limited
c/o Hong Kong Registrars Limited
Rooms 1806-7, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

致 中國聯通股份有限公司
由香港證券登記有限公司 轉交
香港灣仔皇后大道東183號合和中心18樓1806-7室

Part I Request for Printed Version of 2007 Annual Report (Notice of Annual General Meeting included) and Explanatory Statement on Repurchase Mandate (together "Corporate Communications")
第一部份 收取印刷版本的2007年年報(內附股東週年大會通告)及購回授權說明函件(合稱為「公司通訊」)

I/We would like to receive printed version of Corporate Communications in
本人／吾等欲收取公司通訊的印刷本

(Please tick ONLY ONE[1] box among the following choices) *(請只於下列選擇中的一個[1]空格內填上「✓」號)*

(a) ☐ **ENGLISH** version only
僅收取英文版本

(b) ☐ **CHINESE** version only
僅收取中文版本

(c) ☐ **BOTH** English and Chinese versions
同時收取中英文兩個版本

Part II Change the Option in Receiving Future Corporate Communications
第二部份 更改日後收取公司通訊的指示

I/We would like to receive future Corporate Communications of the Company in the manner as indicated below:
本人／吾等欲把日後收取公司通訊的方式作下列更改：

(Please tick ONLY ONE[1] box among the following choices) *(請只於下列選擇中的一個[1]空格內填上「✓」號)*

(a) ☐ to receive the **printed ENGLISH version** only
僅收取英文印刷本

(b) ☐ to receive the **printed CHINESE version** only
僅收取中文印刷本

(c) ☐ to receive **BOTH** the **printed English and Chinese versions**
同時收取中英文兩個印刷本

(d) ☐ to rely on the Corporate Communications posted on the Company's website in lieu of the printed copy and to receive an **ELECTRONIC notification**[2] to my email address
以本公司於網站上刊發的公司通訊代替印刷本並收取發送致本人以下電郵地址的**電子通知**[2]
(e-mail address／電郵地址: ____________________________________)

(e) ☐ to rely on the Corporate Communications posted on the Company's website in lieu of the printed copy and to receive a **PRINTED notification** by post
以本公司於網站上刊發的公司通訊代替印刷本並以郵遞方式收取**印刷通知**

Please note that:
請注意：

(1) Any part with more than one box ticked or otherwise incorrectly completed will be void.
如在每部份超過一個空格內劃上「✓」號或在其他方面填寫不正確，則本回條將被作廢。

(2) If you do not provide your e-mail address, you will NOT be expressly notified as and when Corporate Communications are published.
如 閣下並無提供電郵地址，則本公司不會在每次公佈公司通訊時以專文通知 閣下。

(3) If your shares are held in joint names, all joint holders OR the joint holder whose name stands first on our Register of Members should sign on this instruction slip in order to be valid.
如 閣下的股份以聯名方式持有，則所有聯名持有人或名列本公司股東名冊的首名持有人須於本指示回條上簽署，方為有效。

Signature 簽署 *(Note 註3)*: ____________________

Contact Telephone Number 聯絡電話: ____________________

Date 日期: ____________________

CONTENTS

Financial Sections

Company Profile

China Unicom Limited (the "Company") was incorporated in Hong Kong in February 2000.

The Company was listed on the New York Stock Exchange and the Stock Exchange of Hong Kong on 21 June 2000 and 22 June 2000 respectively. On 1 June 2001, the Company was included as a constituent stock of the Hang Seng Index.

China United Telecommunications Corporation ("Unicom Group") is the major shareholder of the Company. As of 31 December 2007, Unicom Group indirectly and effectively holds 48.34% of shares in the Company through China Unicom (BVI) Limited and China United Telecommunications Corporation Limited. The public investors of the A Share market in Shanghai indirectly and effectively hold 22.99% of shares and SK Telecom holds 6.60% of shares in the Company. The remaining 22.07% of shares in the Company are held by public investors in Hong Kong and New York.

The Company completed the acquisition of its cellular businesses and GSM network assets in Guizhou Province on 31 December 2007. At present, the Company is engaged in the cellular business (both GSM and CDMA) in 31 provinces, municipalities and autonomous regions in China through China Unicom Corporation Limited, the provision of international and domestic long distance calls, data and Internet services, and other related telecommunication value-added businesses.

As to its cellular business, the Company is one of the two mobile telecommunications operators in the PRC. As of 31 December 2007, the Company had a total number of 162.491 million subscribers for its GSM and CDMA cellular businesses, of which, GSM service had 120.564 million subscribers and CDMA service had 41.927 million subscribers.

The Company has constructed the second largest broadband optical fiber transmission network in the PRC as a shared platform that supports the operations of cellular business, international and domestic long distance calls, data and Internet. This network has provided a good support for network resources to facilitate the rapid development of the Company's various businesses.

The Company operates telecommunications businesses in Hong Kong and USA through its wholly-owned subsidiary China Unicom International Limited. After the launch of local mobile communications service on 18 October 2006 in Macau, China Unicom (Macau) Limited which is registered in Macau and invested by the Company officially launched 3G service on 18 October 2007 in Macau.


31
provinces

Shareholding Structure



China United Telecommunications Corporation
4 other promoters
Public shareholders
0.01%
60.74%
39.25%
China United Telecommunications Corporation Limited
17.90%
82.10%
China Unicom (BVI) Limited
Public shareholders
SK Telecom Co., Ltd
71.33%
22.07%
6.60%
China Unicom Limited
100%
100%
China Unicom Corporation Limited
China Unicom International Limited
99%
1%
100%
China Unicom (Macau) Company Limited
China Unicom USA Corporation
99.5%
Unicom Huasheng Telecommunications Technology Company Limited

(As at 31 December 2007)

Financial Highlights

	2007 RMB in million	2006 RMB in million (Note 1)
Revenue	**99,539**	95,347
Profit for the year	**9,301**	3,801
Basic earnings per share	**RMB71.3 cents**	RMB30.2 cents
Diluted earnings per share	**RMB70.7 cents**	RMB30.0 cents
EBITDA (Note 3)	**32,436**	29,626
Excluding the realised/unrealised loss on changes in fair value of derivative component of Convertible Bonds and other gains from tax refund on reinvestment in a subsidiary:		
Adjusted profit for the year* (Note 2)	**7,088***	6,198*
Adjusted basic earnings per share*	**RMB54.4 cents***	RMB49.2 cents*
Adjusted diluted earnings per share*	**RMB53.9 cents***	RMB49.0 cents*
Adjusted EBITDA* (Note 3)	**33,005***	32,023*

* To enable an investor to better understand the Group's results, the effects of realised loss of RMB0.57 billion (2006: unrealised loss of RMB2.40 billion) on changes in fair value of derivative component of Convertible Bonds and other gains from tax refund of RMB2.78 billion (2006: nil) on reinvestment in a subsidiary, which are not considered to be indicators of the Group's operating performance are excluded. For adjusted profit for the year and adjusted EBITDA, please refer to Note 2 and Note 3, respectively as set out below for details.

Note 1: Upon the adoption of Hong Kong Financial Reporting Standards ("HKFRS") in 2005, merger accounting is used by the Group to account for the combination of entities and businesses under common control in accordance with HKFRS 3 "Business Combinations" and Accounting Guideline 5 issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). The results of operations and financial position of such entities or businesses are included in the consolidated financial statements of the Group as if they were always part of the Group from the beginning of the earliest period presented. As a result, comparative figures have been restated. For details, please refer to Note 2.1 to the Group's consolidated financial statements.

Note 2: Adjusted profit for the year represents profit for the year excluded the effects of realised/unrealised loss on changes in fair value of derivative component of Convertible Bonds and other gains from tax refund on reinvestment in a subsidiary. Please refer to Note 30 to the Group's consolidated financial statements for quantitative reconciliation of the realised/unrealised loss on changes in fair value of the derivative component of the Convertible Bonds and other gains from tax refund on reinvestment in a subsidiary.

Note 3: EBITDA represents profit for the year before interest income, financial gains/costs, other gains-net (other gains include the tax refund on reinvestment in a subsidiary), income tax and depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditures and financial gains/costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, we believe EBITDA may be helpful in analyzing the operating results of a telecommunications service operator like our Company.

Adjusted EBITDA represents profit for the year before realised/unrealised loss on changes in fair value of derivative component of convertible bonds, interest income, financial gains/costs, other gains-net (other gains include the tax refund on reinvestment in a subsidiary), income tax, depreciation and amortisation. We believe that the adjusted EBITDA may provide not only more meaningful supplemental information to but also facilitates the management and investors to assess our performance and liquidity by excluding realised/unrealised loss on changes in fair value of derivative component of convertible bonds that is not considered as an indicator of our operating performance from a cash flow perspective.

Although EBITDA has been widely applied in the global telecommunications industry as indicator to reflect the operating performance, financial capability and liquidity, it should be considered in addition to, and is not a substitute for or superior to, the measure of financial performance prepared under the generally accepted accounting principles (the "GAAP") as it does not have any standardised meaning under GAAP and is not regarded as measures of operating performance and liquidity under GAAP. In addition, it may not be comparable to similar indicators provided by other companies.

Major Events for 2007

March The Company successfully organized the International Operators Cooperation Conference 2007, and entered into cooperation agreements with operators such as Deutsche Telekom AG, TTC and PCCW with the aim of expanding international cooperation and achieving win-win situations.



April The Company jointly launched mobile TV service with China Radio International to provide richer and diversified audio-visual programs for subscribers.

The Company announced in Shanghai and Shenzhen to fully upgrade its "Stock in Palm" service and established the first professional cellular securities trading platform in Mainland China.


掌上股市一触即发
股市
中国联通

May The Company announced the launch of three GPRS wireless data services and Color Mail service. By the end of the year, the GPRS network already covered 221 cities in Mainland China.

August The Company completed the conversion of USD1 billion convertible bonds of Korea SK Telecom.

October The Company launched 3G services in Macau.

The Company launched "Worldwind 156" of GSM network and is committed to establishing a top-quality business image.

December The Company formally signed "Strategic Cooperation Agreement" with Shenzhen Stock Exchange to jointly establish a wireless value-added securities information service platform, offering innovative services on wireless securities information.

The Company successfully acquired its cellular businesses and GSM network assets in Guizhou Province from the parent company and completed the overall listing of the relevant operations in the PRC.

Chairman's Statement



Chang Xiaobing
Chairman and CEO

I am pleased to report that the Company maintained healthy development in all aspects of its businesses in 2007, with the achievements of solid growth in business revenue, continuous improvement in profitability and stronger financial position.

Financial Performance

In 2007, our total revenue was RMB99.54 billion, an increase of 4.4% from 2006. Our service revenue was RMB94.64 billion, an increase of 3.9% from 2006. Service revenue from our GSM business was RMB62.78 billion, while service revenue from our CDMA business was RMB27.73 billion. Service revenue from the long-distance, data and Internet businesses amounted to RMB4.13 billion.

Our profit for the year was RMB9.30 billion, an increase of 144.7% from 2006. Basic earnings per share reached RMB0.713, an increase of 136.1% from 2006. Excluding the effect on changes in fair value of derivative component of convertible bonds and tax refund on reinvestment, our profit before income tax would be increased by 19.9% from 2006, profit for the year would be RMB7.09 billion, an increase of 14.4% from 2006, while basic earnings per share would reach RMB0.544.

Our debt-to-capitalization ratio declined from 24.3% as at the end of 2006 to 3.8% as at the end of 2007. Free cash flow was RMB6.61 billion.

The Board of Directors is pleased to announce that it has recommended the payment of a final dividend of RMB0.20 per share for 2007. If such proposed dividend is approved at the Company's annual general meeting, the Company will pay the dividend around 12 June 2008.

Review of 2007

In 2007, in response to the intensifying market competition and the challenges arising from the adjustment of the "Calling-Party-Pays" cellular tariff policy, the Company continued to reinforce the transformation of its business model, enhance its development quality and uplift its management standard. In addition, the Company actively furthered innovation and developed international cooperation. As such, considerable progress has been achieved in every aspect.

Sustainable Solid Growth in Business

In light of market changes, the Company fully implemented the segregated operations of its GSM and CDMA businesses in 2007. The Company established separate operating units for the GSM and CDMA businesses, set definite development objectives for each unit, defined respective responsibilities and enhanced sales and marketing abilities. Over the year, our efforts in implementing the segregated operations were proven to be fruitful.

During 2007, the Company focused on brand-centric marketing. For the GSM business, the Company implemented an innovative sales and marketing model to establish a top-quality business image through the successful launch of "Worldwide 156". Furthermore, the Company strengthened its in-depth marketing strategies targeting campus and rural markets, and further enhanced the development quality of "U-Power" and "Ruyi Tong" services. For the CDMA business, the Company effectively aligned with its fifth anniversary of operation to promote CDMA's high-quality network. The Company also leveraged its network and business advantages to develop a data-oriented differentiated operation. In addition, the Company strengthened the centralized purchasing and sales of handsets and reinforced the implementation of the strategy of linking handset subsidies to revenue contribution from subscribers to uplift business competitiveness. As at 31 December 2007, the total number of cellular subscribers reached 162.491 million.

Our value-added cellular business has become the main driver of our revenue growth. The Company put GPRS network into full operation in May and launched new services. By the end of 2007, it already covered 221 cities in Mainland China. Furthermore, the Company actively promoted the "Stock in Palm" service of CDMA network which provides professional cellular securities trading services. By the end of 2007, the Company had over 500,000 users of "Stock in Palm" service of CDMA network, which effectively stabilized and increased the value of the Company's subscriber base. Meanwhile, the Company further promoted its "Music Year" marketing theme, by which it established a unified handset music platform to provide users with complete song download service. In 2007, revenue from our value-added cellular service accounted for 22.0% of total service revenue generated by our cellular business.

Furthermore, the Company made remarkable achievements in adjusting the product structure of long distance, data and Internet business in the year. The Company effectively leveraged its existing resources to focus on developing high-value corporate clients from the banking, securities and insurance industries. The Company also made efforts to speed up the promotions of Internet applications and value-added voice services to achieve rapid growth in its data business.

Enhanced Service and Network Quality and Management Standard

In 2007, the Company provided different tiers of customer service system based on its service brands, implemented standardization of the customer service, achieved economies of scale in operating the "Unicom 10010" customer service centers in 27 provinces in Mainland China so as to increase customer satisfaction. The "Unicom 10010" customer service center was recognized as one of the "Top Ten Most Influential Brands for Customer Service in China" in the 4th "Top Ten Most Influential Brands in China" awards. In 2007, the Company increased its network investment as appropriate, focused on network operation and maintenance to improve network quality. On the other hand, the Company insisted on standardizing marketing management and strengthening its system supports and controls. The Company fully implemented separate management of financial receipts and expenditures, which further improved the effectiveness of treasury management and financial management and control. In addition, the Company also placed an emphasis on formulating long-term implementation on internal control with an effort in strengthening risk management and uplifting its management standard.

Notable Achievement on Innovations

Our efforts in technology innovation achieved considerable recognitions during the year. The Company won the "Special Award for Technology Innovation" given by the State-Owned Assets Supervision and Administration Commission of the PRC for the annual performance evaluation of central enterprises for the years 2004, 2005 and 2006. Throughout the year, the Company applied for 42 new patents and now possesses over 100 patents. The Company was also named as one of the "Top Ten Best Patent Enterprises in China" in the International Patents and Brands Expo 2007. Our exceptional innovations also won us a national scientific and technological progress award (second prize), two national patent excellence awards and a number of management and technology innovation awards given by the Ministry of Information Industry and the communication industry of the PRC.

In addition, the Company completed the conversion of USD1 billion convertible bonds held by Korea SK Telecom in August. In October, the Company launched 3G services in Macau, while in December, the Company successfully acquired the cellular businesses and GSM network assets in Guizhou Province from its parent company and completed the overall listing of the relevant operations in the PRC.

Outlook for 2008

In 2008, the continuous rapid growth of the Chinese economy and deepening of the "informationalization" have resulted in significant development potential for the cellular communication market, particularly the wireless value-added business. The Beijing Olympics has further brought new business opportunities to the telecommunication industry. Meanwhile, the effect from the adjustment of the cellular roaming tariff policy and the imbalanced market competition environment continue to exist, which may result in deepening the reformation of the telecommunication industry. To embrace such opportunities and challenges, the Company will insist on the implementation of separating operations of GSM and CDMA businesses, enhance its overall service quality and management and execution abilities, and accelerate effective development of every aspect of its businesses, so as to enhance its profitability and strengthen its overall competitiveness.

The Company will endeavor to achieve rapid and effective development of its GSM business. The Company's major strategies in this area include continuing brand-centric marketing, refining market segments and improving subscriber composition. Furthermore, the Company will endeavor to expand rural markets, speed up the establishment of convenient, direct sales and campus distribution channels, and enhance channel effectiveness, as well as reinforce management of products, tariff and commission policies. For the CDMA business, the Company is committed to promoting the business scale and enhancing the business efficacy. Key strategies will include maintaining effective subsidies to drive the growth of subscribers and revenues, and strengthening customer retention. The Company will also further enhance channel distribution abilities, secure handset supplies, introduce differentiated handset products and strengthen the leading advantages of high-end handset products.

To accelerate the rapid development of wireless value-added services, the Company will enhance the penetration, activeness and revenue scale of SMS, "Cool Ringtone" and GPRS services, as well as reinforce marketing efforts, focusing on services such as "U-Net", "Stock in Palm", mobile newspaper, mobile music and mobile mails. The Company will also explore new operation models and establish a healthy and cooperative industry chain that creates more values.

The Company will address the industry and corporate demands and expand corporate business market by driving the rapid development of its data business, Internet applications and value-added voice business. The Company will further enhance its strategic cooperation with international operators to explore and create new business cooperation models. In addition, the Company will actively expand international roaming market and reinforce marketing of outbound roaming to increase international business revenue.

In 2008, the Company will continue its efforts on enhancing operation management, and leveraging the momentum gained from branding, products and tariffs to drive and promote business development. Proper management of investment scale, strengthening of network construction and optimization of network qualities are also among the key priorities. Capitalizing on the opportunities brought by the Beijing Olympics, the Company will strengthen the establishment of service channels and accelerate the development of service efficacy by optimizing resource allocation and enlarging the scale of service expansion. The Company will strive to do its best in marketing and service during the Olympics.

In closing, on behalf of the Board of Directors, I would like to express my heartfelt gratitude to all our shareholders for their confidence in and support to the Company and to all our staff for their efforts and contribution.



Chang Xiaobing
Chairman and Chief Executive Officer

27 March 2008



CHANG XIAOBING



SHANG BING

CHANG XIAOBING

(Chairman and Chief Executive Officer)

Aged 50, was appointed in December 2004 as an Executive Director, Chairman and Chief Executive Officer of the Company. Mr. Chang, a professor level senior engineer, graduated in 1982 from the Nanjing Institute of Posts and Telecommunications with a B.S. degree in telecommunications engineering and received a master's degree in business administration from Tsinghua University in 2001. He received a doctor's degree in business administration from the Hong Kong Polytechnic University in 2005. Prior to joining China United Telecommunications Corporation ("Unicom Group"), Mr. Chang served as a Deputy Director of the Nanjing Municipal Posts and Telecommunications Bureau of Jiangsu Province and a Deputy Director General of the Directorate General of Telecommunications of the Ministry of Posts and Telecommunications and a Deputy Director General and Director General of the Department of Telecommunications Administration of the MII, as well as Vice President of China Telecom Group. Mr. Chang was appointed the Chairman of Unicom Group in November 2004. He also serves as the Chairman of the China United Telecommunications Corporation Limited ("A Share Company") and China Unicom Corporation Limited ("CUCL"). Mr. Chang has over 25 years of operational and managerial experience in the telecommunications industry.

SHANG BING

(Executive Director and President)

Aged 52, was appointed in November 2004 as an Executive Director and President of the Company. Mr. Shang, a senior economist, graduated in 1982 from Shenyang Chemical Industry Institution with a bachelor's degree in chemical industry and received a master's degree in business administration from New York State University in 2002. He received a doctor's degree in business administration from the Hong Kong Polytechnic University in 2005. From 1986 to 1998, Mr. Shang served as a Director of Industrial Technology Development Centre in Liaoning Province, a Deputy General Manager and General Manager of Economic and Technological Development Company in Liaoning Province. Mr. Shang joined Unicom Group in August 1998. From 1998 to 2001, Mr. Shang served as a Deputy General Manager and General Manager of Unicom Group Liaoning Branch. Mr. Shang was appointed a Vice President of Unicom Group in March 2001 and also became a Director of Unicom Group in September 2003. Mr. Shang was appointed the President of Unicom Group in November 2004. At present, Mr. Shang is also a Director and President of the A Share Company and CUCL. Mr. Shang has extensive management experience and knowledge in telecommunications operations.



TONG JILU

YANG XIAOWEI

LI ZHENGMAO

TONG JILU

(Executive Director and Chief Financial Officer)

Aged 49, was appointed in February 2004 as an Executive Director and Chief Financial Officer of the Company. He assists the President in handling issues relating to finance. Mr. Tong graduated in 1987 from the Department of Economic Management at the Beijing University of Posts and Telecommunications. He received a master's degree in business administration from the Australian National University in 2002 and is an Executive Director of the Association of Chief Accountants and Vice Chairman of Internal Audit Association of China. From August 1989 to October 1999, he served first as a Deputy Director, a Director and later as a Deputy Director General of the Finance Bureau of the Posts and Telecommunications Administration of Liaoning Province. From November 1999 to June 2000, Mr. Tong served as a Deputy Director General of the Posts Office of Liaoning Province. Mr. Tong joined Unicom Group in July 2000 and served as Chief Accountant of Unicom Group from July 2000 to February 2001. Since March 2001, Mr. Tong has served as a Vice President of Unicom Group. Mr. Tong has served as a Director in the Unicom Group since September 2003 and the Chief Accountant of the Unicom Group since December 2004. Mr. Tong is also a Director of the A Share Company and a Director and Vice President of CUCL. Mr. Tong has extensive experience in management of telecommunications companies and finance management of listed companies.

YANG XIAOWEI

(Executive Director and Vice President)

Aged 44, was appointed in April 2006 as an Executive Director and Vice President of the Company. Mr. Yang, a senior engineer, received a bachelor's degree from the Computer Application Department of Chongqing University in 1998 and a master's degree in engineering from the Management Engineering Department of Chongqing University in 2001. From December 1992 to January 2002, Mr. Yang held the positions of Assistant to Director and Deputy Director of Chongqing Telecommunications Bureau, a Deputy Director of the Chongqing Telecommunications Administration Bureau and a Director of Chongqing Municipal Communication Administration Bureau. Mr. Yang joined the Unicom Group in January 2002 and served as General Manager of the Chongqing branch and the Guangdong branch of the Unicom Group. Mr. Yang has been a Vice President of the Unicom Group since December 2003 and a Director of the Unicom Group since December 2004. Mr. Yang is also a Director and a Vice President of CUCL and the Chairman of Unicom Huasheng Telecommunications Technology Co. Ltd.. Mr. Yang has extensive experience in management and the telecommunications industry.

LI ZHENGMAO

(Executive Director and Vice President)

Aged 45, was appointed in April 2006 as an Executive Director and Vice President of the Company. He received a doctor's degree in communications and electronic engineering from the Southeast University in 1988. From 1992 to 1994, he was a Professor of the University of Electronic Science and Technology of China. Mr. Li joined the Unicom Group in August 1994 and held various positions in the Unicom Group, including Deputy Head of the Network Technology Department, Head of the Wireless Communication Department, Head of the Technology Department and Deputy Chief Engineer. From April 2000 to May 2002, he was an Executive Director and a Vice President of the Company. From May 2002 to December 2003, he was General Manager of the Yunnan branch of the Unicom Group. Mr. Li has been a Vice President of the Unicom Group since December 2003 and has been a Director of the Unicom Group since December 2004. Mr. Li serves as a Director and a Vice President of CUCL, as well as the Chairman of Unisk (Beijing) Information Technology Co. Ltd. and Unicom-BREW Telecommunications Technologies Ltd. Mr. Li has extensive experience in engineering technology and business operations.



LI GANG





ZHANG JUNAN

MIAO JIANHUA

LI GANG

(Executive Director and Vice President)

Aged 50, was appointed in April 2006 as an Executive Director and Vice President of the Company. Mr. Li, a senior engineer, graduated from Beijing University of Posts and Telecommunications in 1985 and received a master's degree in business administration from the Department of Advanced Business Administration of Jinan University in 2004. Mr. Li previously served as a Deputy Director of the Telecommunications Division, a Deputy Director of the Telecommunications Department, a Deputy Director of the Rural Telephone Bureau, a Deputy Director and a Director of the Telecommunications Operation and Maintenance Department of the Posts and Telecommunications Administration Bureau in Guangdong Province and as a Director of the Mobile Communication Bureau in Guangdong Province. From 1999 to 2005, he served as the Vice Chairman, General Manager and Chairman of Guangdong Mobile Communication Co., Ltd. and as the Chairman and General Manager of Beijing Mobile Communication Co., Ltd. From 2000 to 2005, he also served as an Executive Director of China Mobile (Hong Kong) Limited. Mr. Li joined the Unicom Group in December 2005 and is currently a Vice President of the Unicom Group. Mr. Li is also a Director and Vice President of CUCL and a Chairman of Unicom Xin Guo Xin Communications Ltd. Mr. Li has worked in the telecommunications industry for a long period of time and has extensive management experience.

ZHANG JUNAN

(Executive Director and Vice President)

Aged 51, was appointed in April 2006 as an Executive Director and Vice President of the Company. Mr. Zhang, a senior engineer, graduated from the Nanjing University of Posts and Telecommunications majoring in carrier communication in 1982. He received a master's degree in business administration from the Australian National University in 2002. He previously served as a Director of the Bengbu Municipal Posts and Telecommunications Bureau in Anhui Province and a Deputy Director of the Anhui Provincial Posts and Telecommunications Bureau. From 2000 to 2005, he served as a Deputy General Manager and General Manager of the Anhui Provincial Telecommunications Company and the Chairman and General Manager of the Anhui Provincial Telecommunications Co., Ltd. Mr. Zhang joined the Unicom Group as a Vice President in December 2005. Mr. Zhang also serves as a Director and Vice President of CUCL. In addition, Mr. Zhang currently serves as a non-executive director of China Communications Services Corporation Limited. Mr. Zhang has worked in the telecommunications industry for a long period of time and has extensive management experience.

MIAO JIANHUA

(Executive Director)

Aged 56, was appointed in July 2007 as an Executive Director of the Company. Mr. Miao holds a master's degree in management from the Australian National University. Prior to June 1997, Mr. Miao held senior positions at the former Jilin Provincial Administration of Posts and Telecommunications and served as Director of the Inspection Bureau of the former MPT and the MII from 1997 to early 2002. From June 2002 to November 2005, Mr. Miao served as the General Manager of the Human Resources Department of China Network Communications Group Corporation ("Netcom Group") and China Netcom Group Corporation (Hong Kong) Limited ("China Netcom"). Mr. Miao also served as the Assistant to President of Netcom Group from September 2003 to November 2005. Mr. Miao was an Executive Director of China Netcom from October 2004 to July 2007, and served as the Joint Company Secretary of China Netcom from December 2005 to December 2006. From July 2007, Mr. Miao has held senior managerial position in Unicom Group. Mr. Miao has extensive experience in working for the government and enterprises and in management.



LU JIANGUO

LEE SUK HWAN

WU JINGLIAN

LU JIANGUO
(Non-Executive Director)

Aged 62, was appointed in April 2006 as a Non-Executive Director of the Company. Mr. Lu, an engineer, graduated from the PLA Air Force Academy of Engineering in 1968 majoring in radio. From 1988 to 1994, he served as a Director of Beijing Long Distance Call Bureau, a Deputy Director-General of the Communication Department of the Posts and Telecommunications Ministry, a Deputy Director of Office of State Radio Regulatory Commission. Mr. Lu served as a Vice President of the Unicom Group from October 1994 to December 2005 and a Director of the Unicom Group from February 2000 to December 2005 and is currently also a Director of the A Share Company. Mr. Lu is experienced in telecommunications operations and has extensive management experience.

LEE SUK HWAN
(Non-Executive Director)

Aged 47, was appointed in October 2007 as a Non-Executive Director of the Company. Mr. Lee graduated from the Korea University and received a bachelor's degree in Economics. From 1986 to 1994, Mr. Lee worked for SKC Co., Ltd. and TaeHan Telecom Co., Ltd. ("TaeHan Telecom") in planning and strategies related positions and served as department general manager of TaeHan Telecom. Mr. Lee joined SK Telecom Co., Ltd. ("SK Telecom") in 1994 and served in a number of marketing and sales positions. From 1999 to 2006, he was Managing Director and Heads of Business Division, Marketing Strategies Division, Internet & Value Added Service Strategies Division. From January 2006 to date, he has been Senior Vice President of SK Telecom. Being the Head of China Business Group of SK Telecom, Mr. Lee also serves as Chairman and CEO of SK Telecom (China) Holding Co., Ltd. (a subsidiary of SK Telecom incorporated in the PRC). Mr. Lee has worked in the telecommunications industry for a long period of time and has extensive management experience.

WU JINGLIAN
(Independent Non-Executive Director)

Aged 78, Wu Jinglian was appointed in April 2000 as an Independent Non-Executive Director of the Company. Mr. Wu is a senior researcher at the Development Research Center of the State Council ("DRC"), and a professor at the Graduate School of the Chinese Academy of Social Sciences and China Europe International Business School. Mr. Wu graduated from Fudan University and received honorary doctoral degrees in Social Science from the Hong Kong Baptist University and the University of Hong Kong in 2000 and 2005, respectively. Mr. Wu was previously an Executive Director of the DRC and Deputy Director of the Programming Office for Economic Reform of the State Council. Mr. Wu has been a visiting scholar at Yale University, a visiting professor at the Asia-Pacific Research Center of Stanford University and a visiting researcher at the Massachusetts Institute of Technology.



SHAN WEIJIAN



CHEUNG WING LAM, LINUS



WONG WAI MING

SHAN WEIJIAN

(Independent Non-Executive Director)

Aged 54, was appointed in May 2003 as an Independent Non-Executive Director of the Company. Mr. Shan is a Partner of TPG Capital Limited. Mr. Shan serves on the boards of BOC Hong Kong (Holdings) Limited, Lenovo Group Limited and TCC International Holdings Limited, among others. Before joining TPG, Mr. Shan was a Managing Director of J.P. Morgan. Prior to that, he taught at the Wharton School of Business at University of Pennsylvania. His earlier employers include the World Bank, Graham and James (a law firm based in San Francisco), and Beijing University of International Business and Economics. Mr. Shan received a Ph.D. degree from the University of California, Berkeley.

CHEUNG WING LAM, LINUS

(Independent Non-Executive Director)

Aged 59, was appointed in May 2004 as an Independent Non-Executive Director of the Company. Before this, Mr. Cheung was Deputy Chairman of PCCW Limited. Prior to the merger of Pacific Century Cyberworks Limited and Cable & Wireless HKT Limited, or Hongkong Telecom, Mr. Cheung was the Chief Executive of Hongkong Telecom and an Executive Director of Cable & Wireless plc in the United Kingdom. Mr. Cheung also worked at Cathay Pacific Airways for 23 years, before departing as Deputy Managing Director. He was appointed an Official Justice of the Peace in 1990 and a Non-official Justice of the Peace in 1992. Mr. Cheung received a bachelor's degree in social science and a diploma in management studies from the University of Hong Kong. He is also an Honorary Fellow of the University of Hong Kong and of The Chartered Institute of Marketing in the United Kingdom.

WONG WAI MING

(Independent Non-Executive Director)

Aged 50, was appointed in January 2006 as an Independent Non-Executive Director of the Company. Mr. Wong is Senior Vice President and Chief Financial Officer of Lenovo Group Limited. He is an Independent Non-Executive Director of I.T Limited. Besides, Mr. Wong is Non-Executive Director of Linmark Group and Kingsoft Corporation Limited. Prior to his current executive position at Lenovo Group Limited, Mr. Wong was an Chief Executive Officer and Executive Director of Roly International Holdings Ltd and an Executive Director of Linmark Group. Mr. Wong was previously an investment banker with over 15 years of experience in investment banking business in Greater China and was a member of Listing Committee of The Stock Exchange of Hong Kong Limited. Mr. Wong is a chartered accountant and holds a bachelor's degree (with Honors) in management science from the Victoria University of Manchester in the United Kingdom.

Corporate Information

DIRECTORS

Chang Xiaobing
Chairman and Chief Executive Officer

Shang Bing
Executive Director and President

Tong Jilu
Executive Director and Chief Financial Officer

Yang Xiaowei
Executive Director and Vice President

Li Zhengmao
Executive Director and Vice President

Li Gang
Executive Director and Vice President

Zhang Junan
Executive Director and Vice President

Miao Jianhua
Executive Director

Lu Jianguo
Non-Executive Director

Lee Suk Hwan
Non-Executive Director

Wu Jinglian
Independent Non-Executive Director

Shan Weijian
Independent Non-Executive Director

Cheung Wing Lam, Linus
Independent Non-Executive Director

Wong Wai Ming
Independent Non-Executive Director

AUDIT COMMITTEE

Wong Wai Ming (Chairman)
Wu Jinglian
Shan Weijian
Cheung Wing Lam, Linus

REMUNERATION COMMITTEE

Wu Jinglian (Chairman)
Cheung Wing Lam, Linus
Lu Jianguo

QUALIFIED ACCOUNTANT AND COMPANY SECRETARY

Chu Ka Yee

AUDITORS

PricewaterhouseCoopers

LEGAL ADVISORS

Freshfields Bruckhaus Deringer
Sullivan & Cromwell LLP

REGISTERED OFFICE

75th Floor, The Center,
99 Queen's Road Central,
Hong Kong
Tel: (852) 2126 2018

SUBSIDIARIES

China Unicom Corporation Limited
No. 133A, Xidan North Street,
Xicheng District,
Beijing 100032, P.R.C.
Tel: (86) 10 66505588

China Unicom International Limited
25th Floor, 1 Peking Road,
Tsimshatsui, Kowloon,
Hong Kong.
Tel: (852) 2621 3868

SHARE REGISTRAR

Hong Kong Registrars Limited
46th Floor,
Hopewell Centre,
183 Queen's Road East,
Hong Kong

AMERICAN DEPOSITARY RECEIPTS DEPOSITARY

The Bank of New York
101 Barclay Street,
New York, NY 10286,
USA

PUBLICATIONS

Under the United States securities law, the Company is required to file an annual report on Form 20-F with the United States Securities and Exchange Commission by 30 June 2008. Copies of the annual report as well as the U.S. annual report on Form 20-F, once filed, will be available at:

Hong Kong
China Unicom Limited
75th Floor, The Center,
99 Queen's Road Central,
Hong Kong

United States
The Bank of New York
101 Barclay Street,
New York, NY 10286,
USA

COMPANY WEBSITE

www.chinaunicom.com.hk


China unicom中国联通
中國聯通股份有限公司
China Unicom Limited
二零零七年中期業績發佈會
2007 Interim Results Announcement

Corporate Governance Practices

The Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") provide for code provisions (the "Code Provisions") and recommended best practices with respect to: (1) composition and procedures of the Board of Directors (the "Board"); (2) remuneration structure of Directors and senior management; (3) accountability and audit; (4) delegation by the Board and (5) communication with shareholders for corporate governance practices by listed companies. Other than the disclosures made in the section headed "(1) Board of Directors" below, the Company confirms that for the year ended 31 December 2007, it has complied with all the Code Provisions.

(1) Board of Directors

To serve the best interests of the Company and its shareholders, the Board is responsible for reviewing and approving major corporate matters including business strategies and budgets, major investments, capital market operations, mergers and acquisitions, as well as senior officers' appointments. The Board is also responsible for reviewing and approving the announcements periodically published by the Company regarding its business results and operating activities.

The Board membership maintains wide representation. Members of the Board consist of outstanding persons from different professions in mainland China, Hong Kong and overseas. The Board comprises eight executive directors, four independent non-executive directors and two non-executive directors. Mr. Chang Xiaobing has been the



Chairman and the Chief Executive Officer ("CEO") of the Company since December 2004. Mr. Shang Bing has been the Company's President since November 2004. Mr. Chang Xiaobing is responsible for chairing the Board and for all material affairs, including development, business strategy, operation and management of the Company. Mr. Shang Bing is responsible for the daily operation and management of the Company.

Under the Code Provisions, the roles and responsibilities of the chairman and the chief executive officer should be separated and should not be performed by the same individual. The Board understands that the principle of the Code Provision is to clearly separate the management of the Board from the daily management of the Company so as to ensure balance of power and authority. The Board believes that at the present stage, Mr. Chang Xiaobing and Mr. Shang Bing have achieved the aforesaid principle of separating responsibilities. These arrangements also facilitate the formulation and implementation of the Company's strategies in a more effective manner so as to support the effective development of the Company's business.

All independent non-executive directors and non-executive directors of the Company are influential members of the society and possess good knowledge and experience in different aspects. They have been making active contributions to the development of the Company. They have kept close contact with the management and often actively express different opinions on matters relating to the shareholders and the capital market at the board meetings. These views and opinions facilitate the Board in their consideration of the shareholders' best interests. All independent non-executive directors, except for the equity interests and Directors' remuneration disclosed in this annual report, do not have any business with or financial interests in the Company, its holding company or subsidiaries, and have confirmed their independence to the Company. Personal particulars are set out in pages 10 to 14 of this annual report. The functions of non-executive directors include, among others, attending the board meetings, making independent judgments at meetings, playing leading role in resolving any potential interest conflicts, serving on committees by invitation and carefully examining whether the performance of the Company has reached the planned corporate targets and objectives, and monitoring and reporting on the matters related to the performance of the Company.

With respect to the nomination and appointment of new Directors and senior management, the Board identifies candidates within the Company and in the human resources market widely after considering the Company's needs for new Directors and senior management. After obtaining consent from the candidates for the nomination and based on the Company's actual needs, the Board convenes a meeting which includes independent non-executive directors and non-executive directors to consider the qualifications of the candidates. The number of board meetings held during the year and the attendance of Directors are detailed in page 20 of this annual report. Under the Code Provisions, non-executive directors shall be appointed for specific terms and offer themselves for re-election, and all newly appointed directors shall be elected by shareholders at the first general meeting following their appointment pursuant to the articles of association of the company. The Company's non-executive directors are not appointed for specific terms but are subject to retirement by rotation at the general meeting and are subject to re-election by shareholders pursuant to the Company's articles of association (the "Articles of Association"). All Directors of the Company are subject to retirement by rotation at least once every three years. Mr. Tong Jilu, Mr. Li Zhengmao, Mr. Li Gang, Mr. Miao Jianhua, Mr. Lee Suk Hwan and Mr. Cheung Wing Lam, Linus, will be due for re-election by shareholders at the annual general meeting to be held in May 2008. Personal particulars of the proposed Directors and their proposed remuneration are set out in pages 10 to 14 and pages 56 to 57 of this annual report.

Following their appointment, all newly appointed Directors are provided with comprehensive orientation information to ensure that they have proper understanding of the Company's operations and businesses, full understanding of their responsibilities under the Listing Rules, applicable regulatory requirements, and the Company's business and corporate governance policies.

The Board has provided clear guidelines for delegation of powers and responsibilities to the management. However, certain important matters must be decided only by the Board, which include, but not limited to, long-term objectives and strategies, expanding new businesses, annual budget, initial announcements on quarterly, interim and final results, dividends, major banking facilities, major investments, capital market operations, mergers and acquisitions, major disposals, major connected transactions and annual internal control evaluation.


FORUM
2007

The Board convenes meetings regularly and ensures that all Directors have opportunities to present in the meetings and include issues for discussion in the agenda. Notices of the board meetings are delivered to the Directors at least 14 days in advance of the meetings. The Company delivers all documents for the meetings to the Directors at least one week on a best endeavor basis (and ensures no less than three days as required by the Code Provision) prior to of the meetings. The Company Secretary keeps close contact with all Directors and ensures operation of the Board and all committees is in line with the procedures as set forth in the Articles of Association. Additionally, the Company Secretary is responsible for compiling and regularly submitting the minutes of board meetings and committee meetings to all Directors for their review. Each director may obtain the advice and services of the Company Secretary, to ensure that board procedures, and all applicable rules and regulations are followed.

The Directors may obtain independent professional advice, upon request, at the expense of the Company. In addition, if substantial shareholders or Directors have significant conflicts of interest in a matter to be resolved, the Board will convene a board meeting in respect of the matter and those Directors who have conflicts of interest must abstain from voting and are not counted in the quorum of the meeting. Furthermore, the Chairman has a clear responsibility of ensuring that all Directors have appropriate knowledge of the matters discussed at the meetings and that all Directors are provided with complete and reliable information regarding those matters.

All Directors are required to devote sufficient time to handling affairs of the Company. The management holds formal and informal meetings with all Directors from time to time to provide sufficient and timely information so that Directors can make informed decisions. All board members have the right to inspect the documents and relevant information of the Board. The Directors, including independent non-executive directors, have visited various branches in the PRC frequently to understand more about the Company's daily operations. The Company has arranged relevant training for Directors conducted by professional advisers, such as lawyers and accountants, from time to time.

In 2007, the Board held four full board meetings for, among other things, discussion and approval of important matters such as the 2006 annual results, the 2007 interim results, the first and third quarter results for 2007, 2007 annual budget and reports on internal controls. Set forth below is an overview of the attendance during the year by the Board members at various meetings:

	Meetings Attended/Held		
	Board Meetings	Audit Committee Meetings	Remuneration Committee Meetings
Executive Director			
Chang Xiaobing (CEO)	4/4	N/A	N/A
Shang Bing	4/4	N/A	N/A
Tong Jilu	4/4	N/A	N/A
Yang Xiaowei	3/4	N/A	N/A
Li Zhengmao	3/4	N/A	N/A
Li Gang	3/4	N/A	N/A
Zhang Junan	3/4	N/A	N/A
Miao Jianhua[1]	2/2	N/A	N/A
Li Jianguo[2]	2/2	N/A	N/A
Non-Executive Director			
Lu Jianguo[3]	4/4	N/A	1/1
Lee Suk Hwan[1]	1/1	N/A	N/A
Independent Non-Executive Director			
Wu Jinglian[3, 4]	4/4	5/6	1/1
Shan Weijian[4]	4/4	4/6	N/A
Cheung Wing Lam, Linus[3, 4]	4/4	6/6	1/1
Wong Wai Ming[4]	4/4	6/6	N/A

Notes:

1. Mr. Miao Jianhua was appointed as an executive director on 12 July 2007 and Mr. Lee Suk Hwan was appointed as a non-executive director on 23 October 2007.

2. Ms. Li Jianguo resigned as an executive director on 9 July 2007.

3. Mr. Wu Jinglian, Mr. Lu Jianguo and Mr. Cheung Wing Lam, Linus, are members of the Remuneration Committee.

4. Mr. Wong Wai Ming, Mr. Wu Jinglian, Mr. Shan Weijian and Mr. Cheung Wing Lam, Linus, are members of the Audit Committee.

(2) Committees under the Board

The Company has established two committees under the Board, the Audit Committee and the Remuneration Committee. Each committee has a written charter and is provided with sufficient resources to perform its duties. The committees report their decisions or recommendations to the Board after meetings.

(a) Audit Committee

The Audit Committee comprises four independent non-executive directors, Mr. Wong Wai Ming, Mr. Wu Jinglian, Mr. Shan Weijian and Mr. Cheung Wing Lam, Linus. Mr. Wong Wai Ming currently serves as the Chairman of the committee. All members of the committee have satisfied the "independence" requirements in respect of the audit committee member under the applicable laws, regulations and rules. Among the members of the committee, two are investment bankers with expertise and experience in financial management, and the Chairman of the committee is a chartered accountant with expertise and experience in accounting and financial management.

The major responsibilities of the Audit Committee include: considering and approving the appointment, resignation and removal of external auditors and their fees; supervising the external auditors and determining the potential impact of non-audit services on auditors' independence; reviewing the quarterly, interim and annual financial statements; coordinating and discussing with external auditors any problems and comments raised by them during the statutory audits; reviewing any correspondence from the external auditors to the management and responses of the management; and reviewing the relevant reports concerning the internal control procedures of the Company. The committee meets at least four times each year, and assists the Board in its review of the financial statements to ensure effective internal controls and efficient auditing.

The Audit Committee held meetings in 2007 for, among other things, discussion and approval of the 2006 annual results, the 2006 Form 20-F, the 2007 interim results, and the first and third quarter results for 2007. In addition, the Audit Committee has approved during the meetings the reports on internal control, the report on internal audit findings in 2006 and the action plan for 2007, the audit fees and the audit plans of external auditors and the non-audit services provided by external auditors in 2007.

The Audit Committee has performed its duties effectively, and enabled the Board to better monitor the financial conditions of the Company, supervise the internal control over financial reporting of the Company, ensure the integrity and reliability of the financial statements of the Company, prevent significant errors in the financial statements and ensure the Company's compliance with the relevant requirements of the Listing Rules, the U.S. Federal securities laws and the New York Stock Exchange rules with respect to the audit committee.

PricewaterhouseCoopers is the independent auditors of the Company overseas and in the PRC and has acted as the auditors for the Company for six consecutive years (from 2002 to 2007). Apart from auditing services, it also provides audit-related, tax and other services. The remuneration paid/payable to the independent auditors for provision of services in 2007 is as follows:

Items	Note	2007 RMB in thousands
Audit services	(i)	**68,578**
Audit-related services		**950**
Taxation services		**49**
Others		**40**
Total		**69,617**

(i) Audit services in 2007 include the audit on the Company's internal control over financial reporting pursuant to Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act").

(b) Remuneration Committee

The Remuneration Committee consists of two independent non-executive directors, Mr. Wu Jinglian and Mr. Cheung Wing Lam, Linus, and one non-executive director, Mr. Lu Jianguo. The Chairman of the Remuneration Committee is Mr. Wu Jinglian.

The major functions of the Remuneration Committee include: considering and approving the remuneration policies proposed by the management, the remuneration scheme of Directors and senior management as well as the share option schemes. The Remuneration Committee conducts performance appraisals for the CEO and determines his year-end bonus pursuant to the performance target contract entered into between the Board and the CEO. The CEO is responsible for the performance appraisal and determination of performance-based year-end bonuses for the other members of the Company's management. The results are subject to review of the committee. The committee meets at least once a year.

The Remuneration Committee held meetings in 2007 for, among other things, discussion and approval of 2006 appraisal report and 2007 performance contract of CEO, and bonus for senior management for 2006.

(3) Preparation of Financial Statements and Financial Reporting

The Directors understand that the Hong Kong Companies Ordinance has provided that the Directors shall prepare financial statements for each year to give a true and fair view of the financial position of the Company as at the balance sheet date of the year and profits or losses and cash flows of the Company for the year ended the balance sheet date.

In preparing financial statements, the Directors shall:

(a) select and consistently apply appropriate accounting policies and make fair and reasonable judgments and estimates in applying the selected accounting policies;

(b) state reasons for any serious deviation from the applicable accounting principles; and

(c) prepare financial statements on a going concern basis, unless it is inadvisable to assume that the Company or the Group (i.e. the Company and its subsidiaries) will continue to operate in the foreseeable future.

In addition, a statement of the independent auditors about their reporting responsibilities related to the financial statements is set out in the independent auditor's report on page 64 of this annual report.

The Directors are also responsible for keeping appropriate accounting records to safeguard the assets of the Company and taking appropriate procedures to prevent and investigate whether there are any fraud and other irregularities.

With respect to financial reporting, the management provides explanations and information to the Board so that the Board can evaluate the merit of the financial and other information that need to be approved. The Board of Directors has also made a balanced, clear and explicit evaluation of the position and performance of the Company in the communication with the shareholders.

(4) Internal Control

Internal control systems have been designed to monitor and facilitate the accomplishment of the Company's business objectives, safeguard its assets against loss and misappropriation, ensure maintenance of proper accounting records for the provision of reliable financial information, ensure the Company's compliance with applicable laws, rules and regulations, and to provide reasonable, but not absolute, assurance against fraud and errors.

The Company has continuously refined the policies and standards for the control environment based on the risk control framework established in the *Internal Control Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO"). In the past few years, the Company has: standardized control procedures for monitoring the financial reporting and period-end financial closing procedures at the branch level and upgraded the business performance review processes and controls; expanded accounting manuals to clearly document key controls and processes for preparing consolidated financial statements in accordance with applicable accounting standards; hired additional accounting professionals with experience in financial reporting and familiarity with international accounting practices and increased technical training for the finance and accounting personnel in respect of relevant accounting standards; established and implemented the code of ethics for senior officers and employees, company-wide anti-fraud policies and whistle-blowing mechanisms; enhanced internal controls over branches by assessing the effectiveness of internal controls at branch-level based on our enterprise risk assessment results and preliminarily formulated long-term implementation plan on internal control.

The Company has an internal audit department of over 150 staffs, with officers stationed at various provincial branches. The internal audit department reports directly to the Audit Committee and is independent of the Company's daily operation and accounting functions. Internal audit focuses on efficiency, accountability and internal controls of the Company. It contributes to the strengthening of operation and management of the Company, improvement in internal control systems, mitigation of operational risks and increases in economic efficiency. Internal audit also enhances the monitoring of the operation and financial management of the Company, so that the internal audit system can further satisfy the requirements of internal controls.

The Board has overall responsibility for maintaining sound and effective internal control systems. For the year ended 31 December 2007, the Board, pursuant to the Code Provision, conducted an annual review of the effectiveness of the internal control systems of the Company and its subsidiaries based on thorough discussions with and review of evaluation report prepared by the Company's Internal Audit Department, as well as frequent meetings with the Company's management. The review covered all material aspects of our control functions, including financial, operational, information system and compliance controls and risk management functions.

(5) Information Disclosure Controls and Procedural Standards

In order to further enhance the Company's system of information disclosure, and to ensure the truth, accuracy, completeness and timeliness of our public disclosures, the Company has adopted and implemented Information Disclosure Controls and Procedural Standards, pursuant to which the Information Disclosure Review Committee, led by the management, was established by the Company and the procedures were established to compile and report the Company's financial and operational statistics and other information and to review the periodic reports. Detailed implementation rules were also established for the verifications on the contents and requirements of financial data, especially the upward declarations from the individual responsible officers at the subsidiary, branch and major department levels of the Company, which in turn standardized the fundamental principles of information disclosures that need to be complied with.

Code for Securities Transactions by the Directors

The Company has prepared the Code for Dealing of Securities by the Directors in accordance with the Model Code for Securities Transactions by the Directors of Listed Companies, as set out in Appendix 10 of the Listing Rules. The Company had made specific enquiries and all the Directors confirmed that they had complied with the relevant code for securities transactions in 2007.

Requirements under Section 404 of the Sarbanes-Oxley Act

It has been strongly emphasized by the Company on the compliance with the requirements under Section 404 of the Sarbanes-Oxley Act. The relevant section of the Act requires the management of the non-U.S. issuers with equity securities listing in the U.S. securities market to issue reports and representations as to the internal control over financial reporting.

The relevant internal control report needs to stress the management's responsibility for establishing and maintaining an adequate and effective internal control over financial reporting. The management is required to assess, as of the year end the effectiveness of the Company's internal control over financial reporting. Under Section 404 of the Sarbanes-Oxley Act, the Company's management is required to conduct an assessment of the effectiveness of the Company's internal control over financial reporting as of 31 December 2007. The management is currently in the process of finalizing the management's report on internal control over financial reporting, which will be included in the Company's annual report on Form 20-F to be filed with the United States Securities Exchange Commission by 30 June 2008.

Summary of Significant Differences between the Corporate Governance Practices of the Company and the Corporate Governance Practices Required to be Followed by U.S. Companies under the New York Stock Exchange's Listing Standards

As a company listed on both the Hong Kong Stock Exchange and the New York Stock Exchange, the Company is subject to applicable Hong Kong laws and regulations, including the Listing Rules and the Hong Kong Companies Ordinance, as well as applicable U.S. federal securities laws, including the U.S. Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act. The Company is also subject to the listing standards of the New York Stock Exchange to the extent they apply to non-U.S. issuers. However, as a non-U.S. issuer, the Company is not required to comply with all of the corporate governance listing standards of the New York Stock Exchange.

In accordance with the requirements of Section 303A.11 of the New York Stock Exchange Listed Company Manual, the Company has posted on its Internet website (www.chinaunicom.com.hk) a summary of the significant differences between the Company's corporate governance practices and those required to be followed by U.S. companies under the New York Stock Exchange's listing standards.

Corporate Transparency and Investor Relations

Apart from publishing annual reports and interim reports, the Company discloses major unaudited financial information quarterly, and announces operational statistics monthly in order to further enhance the transparency of the Company and improve investors' understanding of the business operations of the Company. In addition, the Company submits annual reports and regular reports to the United States Securities and Exchange Commission pursuant to the requirements of the U.S. federal securities laws.

Upon announcement of interim and annual results or major transactions, the Company immediately holds analyst and press conferences. During such conferences, the management of the Company interacts directly with fund managers, investors and journalists to provide them with relevant information and data of the Company. Management of the Company replies accurately and thoroughly to questions raised by analysts and journalists. Real-time web-castings and video-recordings are also arranged for the said conferences in order to have wide dissemination of information and messages.

The investor relations department of the Company is responsible for the provision of information and services required by investors including the provision of responses to their inquiries, and the maintenance of timely communications with investors and fund managers. The Company also arranges from time to time road shows in different countries, through which the management of the Company meets and communicates with key persons from investment funds and institutional investors to let them have an accurate understanding on the Company's latest development and performance in different aspects including business operations and management.

Through announcements and press releases, the Company disseminates the latest information regarding any significant business development in a timely and accurate manner. The website of the Company is also updated from time to time to provide investors and the public with information and news of the Company in all respects.

Since 2004, the Company has disclosed the annual total remuneration for each of the Directors in its annual report for each year.

Shareholders' Interests

The Board endeavors to maintain an on-going dialogue with shareholders, in particular, using annual general meetings to communicate with shareholders. The executive directors and the representatives of the Audit Committee and the Remuneration Committee attend the meetings and treasure the opportunities to communicate with the shareholders at the meetings. At the general meeting, the chairman of the meeting proposes individual resolutions in respect of each separate matter. All matters at the annual general meeting are resolved by polls and the relevant procedures are explained at the meeting. The Company also appoints external scrutineers to ensure that all votes are counted and recorded appropriately, and publishes the poll results timely.

Business Overview





I. SUMMARY

In 2007, the Company committed to the rational, practical and proactive growth strategy and achieved steady and sustainable business development through deepening the transformation of development model, implementing specialized operations and brand-centric marketing practice and establishing differentiated and brand-oriented customer service system.

(*Note:* the Company completed the acquisition of the mobile businesses and GSM network assets in Guizhou Province on 31 December 2007, thereby expanded its operations to all 31 provinces, municipalities and autonomous regions in the PRC. All the data quoted in this Business Overview related to 2006 have been restated as if Guizhou business had always been part of the Group in the relevant comparative periods.)

Cellular business maintained steady growth. As of 31 December 2007, the Company had a total number of 162.491 million cellular subscribers, representing an annual growth rate of 12.7%, and the Company's subscriber market share in the service areas was 29.7%. The total number of GSM subscribers amounted to 120.564 million; the total number of CDMA subscribers amounted to 41.927 million.

Mobile value-added services ("VAS") continued to grow rapidly. In 2007, SMS volume reached 92.11 billion messages, representing an annual growth rate of 20.7%. The total number of "Cool Ringtone" subscribers reached 50.134 million, representing an annual growth rate of 39.7%. The total number of CDMA 1X wireless data service subscribers reached 21.418 million, and GPRS service subscribers reached over 8.0 million.

Long distance, Data and Internet businesses maintained stable growth. In 2007, the total minutes of outgoing international and domestic long distance calls reached 23.28 billion minutes, representing a decrease of 4.4% from 2006. The total minutes of incoming international long distance calls reached 3.80 billion minutes, representing an increase of 45.3% from 2006. The total leased bandwidths were 69,500 x 2Mbps, representing an increase of 20.3% from 2006.


Cellular subscribers
144.239
106.937
37.302
162.491
120.564
41.927
06
07
CDMA subscribers (in millions)
GSM subscribers (in millions)


GSM subscribers
↑12.7%
106.937
120.564
06
07
GSM subscribers (in millions)
▲ Growth rate (%)

II. BUSINESS REVIEW

1. GSM Business

The Company offers quality GSM mobile telecommunication services in 31 provinces, municipalities and autonomous regions in the PRC as well as international GSM roaming services through 283 operators in 179 countries and regions.

a) *Subscribers*

As of 31 December 2007, the total number of the Company's GSM subscribers was 120.564 million. Of this total, the post-paid subscribers reached 62.474 million, and the pre-paid subscribers amounted to 58.090 million. In total, GSM subscribers' net additions reached 13.627 million, representing a 23.2% increase from 2006. In 2007, the average monthly churn rate for the Company's GSM service was 2.76%, slightly higher than 2.47% of 2006.

b) *Minutes of usage*

In 2007, the total minutes of usage for the Company's GSM subscribers were 341.41 billion minutes, representing an increase of 17.9% from 289.47 billion minutes in 2006.

c) *Monthly average minutes of usage (MOU) and average revenue per user (ARPU)*

MOU per subscriber per month for GSM service maintained moderate growth. In 2007, the average MOU per subscriber per month for GSM services were 250.1 minutes, representing an increase of 12.3 minutes from the 237.8 minutes in 2006. The ARPU for GSM service in 2007 decreased to RMB46.0 from RMB49.2 in 2006.


GSM minutes of usage
↑17.9%
289.47
341.41
06
07
GSM minutes of usage (in billions)
▲ Growth rate (%)
GSM MOU
237.8
250.1
06
07
MOU (minutes)
GSM ARPU
49.2
46.0
06
07
ARPU (RMB)

2. CDMA Business

The Company is currently the only provider of quality CDMA cellular services in 31 provinces, municipalities and autonomous regions in the PRC and offers CDMA international roaming services through 25 operators in 17 countries and regions.

a) Subscribers

As of 31 December 2007, the total number of the Company's CDMA subscribers was 41.927 million. Of this total, the post-paid subscribers reached 38.622 million, and the pre-paid subscribers amounted to 3.305 million. In total, CDMA subscribers' net additions reached 4.624 million, representing a 20.5% increase from 2006. In 2007, the average monthly churn rate for CDMA service was 2.04%, up from the churn rate of 1.62% in 2006.

b) Minutes of usage

In 2007, the total minutes of usage for CDMA subscribers were 125.43 billion minutes, representing an increase of 6.9% from 117.32 billion minutes in 2006.

c) MOU and ARPU

In 2007, the average MOU per subscriber per month for CDMA service were 263.0 minutes, a decrease of 13.7 minutes from 276.7 minutes in 2006. The ARPU for CDMA service was RMB58.1, representing a decrease of RMB7.7 from RMB65.8 in 2006.


CDMA subscribers
12.4%
37.302
41.927
06
07
CDMA subscribers (in millions)
Growth rate (%)


CDMA minutes of usage
6.9%
117.32
125.43
06
07
CDMA minutes of usage (in billions)
Growth rate (%)
CDMA MOU
276.7
263.0
06
07
MOU (minutes)
CDMA ARPU
65.8
58.1
06
07
ARPU (RMB)


SMS volume
20.7%
76.29
92.11
06
07
Messages (in billions)
Growth rate (%)


"Cool Ringtone" subscribers
39.7%
35.881
50.134
06
07
Subscribers (in millions)
Growth rate (%)

3. Mobile Value-added Services

Through "Unimax", an integrated media portal, the Company provides its CDMA and GSM subscribers with mobile value-added services covering communications, contents and Internet access services. In 2007, the Company made effort to increase the penetration rates of SMS, "Cool Ringtone" service, continuously enlarged the competitive edge of "U-Net" Internet access service, and actively promoted services such as "Stock in Palm" stock trading, mobile music and instant messages. The applications of mobile value-added services have been increasingly diversified.

The SMS service continued to grow. In 2007, SMS volume reached 92.11 billion messages, representing an increase of 20.7% from 76.29 billion messages in 2006. Of this total, GSM SMS volume was 72.94 billion messages, representing an increase of 23.1% from 59.26 billion messages in 2006; and CDMA SMS volume was 19.17 billion messages, representing an increase of 12.6% from 17.03 billion messages in 2006.

The "Cool Ringtone" service maintained rapid development. In 2007, the net additions of "Cool Ringtone" subscribers were 14.254 million and the total number of subscribers reached 50.134 million. Of this total, the GSM "Cool Ringtone" subscribers reached 37.951 million, accounting for 31.5% of the total GSM subscribers, and the CDMA "Cool Ringtone" subscribers amounted to 12.183 million, accounting for 29.1% of the total CDMA subscribers.

As of 31 December 2007, the number of CDMA 1X wireless data subscribers reached 21.418 million. Of this total, the number of "U-Net" was 2.217 million, representing an increase of 57.1% from 2006; the number of "Stock in Palm" was over 500 thousand. With the official launch of GPRS in 2007, the Company provided GPRS-based WAP, JAVA and point-to-point "Color Mail" multimedia message services, which effectively promoted rapid growth of GPRS services. By the end of 2007, GPRS subscribers exceeded 8 million.

4. Long Distance, Data and Internet Businesses

With the focus on profitability, the Company exerted the potential of existing resource, proactively developed high-end customers in the financial sector, speeded up to promote the Internet application and voice value-added service. As a result, the Company achieved stable growth of its Long Distance, Data and Internet businesses.

a) International and domestic long distance service

In 2007, the total minutes of the Company's outgoing international and domestic long distance calls were 23.28 billion minutes, representing a year-on-year decrease of 4.4%. Of this total, Public Switched Telephone Network (PSTN) outgoing international and domestic long distance calls were 11.16 billion minutes, slight lower than 11.23 billion minutes in 2006, and IP outgoing international and domestic long distance calls were 12.12 billion minutes, lower than 13.13 billion minutes in 2006.

In 2007, the total minutes of incoming calls from international destinations, including Hong Kong, Macau and Taiwan, were 3.80 billion minutes, representing a year-on-year increase of 45.3%. Of this total, the total minutes of PSTN incoming calls were 3.38 billion minutes, representing a year-on-year increase of 41.1%, and the total minutes of IP incoming calls were 0.42 billion minutes, representing a year-on-year increase of 90.6%.

b) Network lease and video telephony services

The Company offers a variety of leased line, Asynchronous Transfer Mode (ATM) and Frame Relay (FR) services to meet customers' different bandwidth requirements. As of 31 December 2007, the total leased bandwidths were 69,500 x 2Mbps, and the total subscribers of "Uni-Video" broadband video-telephony service reached 450 thousand.

c) Internet and fixed-line value-added services

As of 31 December 2007, the number of the Company's broadband Internet service subscribers was 795 thousand, the number of "Ruyi" mailbox service subscribers reached 11.975 million, the number of voice value-added service subscribers was over 3 million, and the number of "Ruyi" fax and "Ruyi" virus-killing service subscribers were 520 thousand and 310 thousand, respectively.


International & domestic long distance outgoing calls
24.36
23.28
11.23
11.16
13.13
12.12
06
07
IP long distance (minutes in billions)
PSTN long distance (minutes in billions)


Leased bandwidths
69.5
57.8
06
07
X 2 Mbps (in thousands)


中国联通公司营业人员知识技能竞赛

III. NETWORK INFRASTRUCTURE

In 2007, the Company committed to the investment-return principle, and enhanced the overall network capacities as well as the capabilities for evolution to the next generation network by integrating network infrastructure, improving network utilization and strengthening the construction of key projects such as IP network, soft-switch network and long distance network. To meet market demand, the Company speeded up the upgrade of GPRS network and expanded its GPRS network to cover 221 key cities in China, which provided strong support to the Company's business development.

The Company proactively established an operation and maintenance system by focusing on centralized operation, maintenance and management, thoroughly implemented programs to meet AAA high standards in operation and maintenance, optimized the network structure and improved the response system, which resulted in the further improvement in the network quality. By the end of 2007, the wireless connection rate of GSM network reached 98.43% and call-drop rate was lower than 0.70%; the wireless connection rate of CDMA network reached 99.76% and call-drop rate was lower than 0.34%.

The Company proactively pushed forward the construction of its IT supporting system. By unifying business processes and optimizing system structure across all branches in 31 provinces, municipalities and autonomous regions in the PRC, the Company greatly improved the capacity and efficiency of the management system on customer relationship, billing and operational analysis. By providing flexible packages and enhancing product management, the Company enhanced the response capability of the core system to marketing and customer service activities. The Company further improved the efficiency and timeliness of its roaming settlement system to support the Company's domestic and international roaming business.

IV. SALES AND MARKETING

In 2007, the Company fully carried out the segregation of GSM and CDMA marketing operations. By optimizing organization structure, clarifying job responsibilities, streamlining core work processes, expanding marketing force and refining development responsibilities, the Company further improved its capability in the marketing management and ensured the effectiveness of all kinds of its marketing activities.

1. Branding Strategy

The Company further implemented its branding strategy through enhancing the customer segmentation, enriching service contents and increasing brand recognition and image. By offering more products, more dedicated customer services and more "dual-mode, dual-standby" handsets, the Company improved the satisfaction of "Worldwind" high-end customer as well as the brand value. By establishing campus sales channels and launching campus promotion activities, the Company increased the recognition and market share of "U-Power" in youth market. By intensive marketing efforts during holidays and in rural market, the Company expanded the subscriber base of "Ruyi Tong". The brand of "Unicom Horizon" insisted on development driven by application. By focusing on key industries, the Company continued to expand its group customer base. By the end of 2007, the number of group customers of "Unicom Horizon" reached 363 thousand.

2. Distribution Channels

In 2007, the Company enhanced its distribution in channel planning, construction and management aspects to proactively build up the core competitiveness of its distribution system. By opening more flagship sales outlets, the Company strengthened its own sales outlets' leading role in sales and customer services. By flattening distribution channels and establishing innovative channels such as Internet channel, the Company further optimized the structure of its distribution system.

3. Customer Service

In 2007, the Company continued to promote the "Unicom 10010" service brand. By proactively launching a series of customer service campaigns such as "Service Year of China Unicom", "Good Faith Services, No Hassle Consumption" and strictly following the service commitment, the Company enhanced its social image. The Company further implemented differentiated and brand-centric customer services and strengthened customer retention through centralizing quality service resources and creating featured members service. In 2007, "Unicom 10010" was awarded as one of the "Top Ten Most Influential Brands of Customer Services in China".

4. Tariff Strategy

In 2007, the Company continued to adjust and optimize its tariff structure and streamlined its service packages. In addition, the Company adhered to brand-oriented service and tariff package design, reacted rationally to the implementation of the calling-party-pay tariff policy, and managed to maintain stable revenue and subscribers growth through appropriate customer segmentation and targeting right service and tariff packages on right market segment.

V. BUSINESS STRATEGIES FOR 2008

In 2008, the Company will continue the brand-centric marketing strategy, accelerate the growth with quality, balance operations between customers acquisition and retention, improve marketing capabilities, and strengthen network support, so as to further increase overall business efficiency.

For the GSM business, the Company will expand the promotion of "WorldWind 156" brand to mid-to-high-end customers so as to raise the image of its GSM business. The Company will strengthen the marketing activities of "U Power" and "Ruyi Tong" services and proactively expand rural market and value-added services so as to increase GSM subscribers and revenue. The Company will endeavor to further grow the GSM business effectively through enhancing channel management and increasing the selling capability of its own distribution channels.

For the CDMA business, the Company will fully leverage its data advantages to enhance the competitiveness, and increase marketing efforts to expand the subscriber base. The Company will increase retention efforts with a focus on mid-to-high-end subscribers to raise customer retention rate. The Company will greatly expand coverage of sales outlets and increase the selling capability of sales outlets.


广阔覆盖
时刻连通 四面八方

For mobile value-added services, the Company will enhance product planning and management of value-added services. While increasing the penetration rates and revenues of SMS and "Cool Ringtone", the Company will proactively market GPRS and CDMA 1X based wireless data services such as "U-Net", "Stock in Palm", mobile paper, mobile music and mobile instant message, and explore the way to grow new services such as mobile mailbox and mobile search.

For Long Distance, Data and Internet businesses, the Company will target on key industries, groups and small and medium enterprises ("SME"), and satisfy their comprehensive telecommunication needs by fully utilizing existing resources. The Company will further expand data, Internet application and voice value-added services.

The Company aims to improve the quality and scale of its group clients. The Company will improve product applications, implement cross-provincial marketing practice, and expand the market share in SME market to add values to group clients. The Company will strengthen its cooperation with service integrators to develop application solutions for industrial and corporate clients so as to expand revenues contribution from industry applications.

The Company will continue to promote its international business, deepen its strategic cooperation with overseas operators, innovate business model, proactively expand the international roaming market, and increase promotion effort on roaming services, so as to further increase the revenue from international business.



Shang Bing
President

In 2007, our business continued to grow effectively as we further strengthened the quality of respective business. Our revenue maintained steady growth and reached RMB99.54 billion for 2007, up by 4.4% from 2006. Our profitability further improved and our profit before income tax amounted to RMB12.96 billion, up by 97.3% from 2006. Profit for the year amounted to RMB9.3 billion, up by 144.7% from last year.

I. OVERVIEW

In 2007, our business continued to grow effectively as we further strengthened the quality of respective business. Our revenue maintained steady growth and reached RMB99.54 billion for 2007, up by 4.4% from 2006. Our profitability further improved and our profit before income tax amounted to RMB12.96 billion, up by 97.3% from 2006. Profit for the year amounted to RMB9.3 billion, up by 144.7% from last year. Basic earnings per share was RMB0.713, up by 136.1% from 2006. EBITDA was RMB32.44 billion in 2007, up by 9.5% from 2006. Excluding the effect of realised loss on changes in fair value of derivatives component of Convertible Bonds and other gains from tax refund on reinvestment in a subsidiary, profit before income tax would be RMB10.74 billion, up by 19.9% from 2006 and adjusted profit for the year would be RMB7.09 billion, up by 14.4% from 2006, adjusted earnings per share would be RMB0.544 in 2007, up by 10.6% from 2006, and adjusted EBITDA would be RMB33.00 billion, up by 3.1% from 2006.

We also improved our balance sheet structure in 2007. Our liabilities-to-assets ratio (Note 4) decreased from 46.1% as at 31 December 2006 to 34.9% as at 31 December 2007. Net cash generated from operating activities changed from RMB36.14 billion in 2006 to RMB32.33 billion in 2007 due to increase in the settlement of payables and increase in payment of income tax during the year, after deducting the capital expenditures for 2007 of RMB25.72 billion, the free cash flows (representing net cash generated from operating activities minus capital expenditures) in 2007 amounted to RMB6.61 billion.

Note 4: Liabilities-to-assets ratio represents total liabilities over total assets.

II. REVENUE

In 2007, in response to the challenge of the tariff reduction caused by the implementation of "Calling-Party-Pays" tariff policy, we made proactive efforts to develop our subscribers and promote our value-added services. As a result, our revenue continued to grow steadily in 2007. Our total revenue was RMB99.54 billion, up by 4.4% from 2006. Out of the total revenue in 2007, our total service revenue was RMB94.64 billion, up by 3.9% from 2006, and the revenue from sales of telecommunications products was RMB4.90 billion, up by 15.2% from 2006.


Service revenue
(RMB in billion)
91.09
94.64
06
07


Service revenue of
GSM Cellular Business
(RMB in million)
59,882
62,776
06
07


Service revenue composition
3.7%
30.6%
65.7%
06
4.4%
29.3%
66.3%
07
Cellular - GSM
Long Distance, Data and Internet
Cellular - CDMA


GSM ARPU
(RMB)
49.2
46.0
06
07

The table below sets forth the changes in service revenue composition and the percentage of total service revenue for each of our business segment for year 2007 and year 2006.

	2007		2006 (As restated) (Note 1)	
	RMB in million	As percentage of total service revenue	RMB in million	As percentage of total service revenue
Total service revenue	**94,639**	**100.0%**	91,094	100.0%
Include: Cellular	**90,506**	**95.6%**	87,759	96.3%
Of which: GSM	**62,776**	**66.3%**	59,882	65.7%
CDMA	**27,730**	**29.3%**	27,877	30.6%
Long distance, data and Internet	**4,133**	**4.4%**	3,335	3.7%

1. GSM Cellular Business

In 2007, we have maintained a continued growth in GSM cellular business. Revenue from our GSM cellular business increased by 4.8% from RMB59.89 billion in 2006 to RMB62.79 billion in 2007, of which service revenue accounted for RMB62.78 billion, up by 4.8% from 2006. The average revenue per user (the "ARPU") per month decreased from RMB49.2 in 2006 to RMB46.0 in 2007.

Due to our efforts to strengthen the business development and promotion of the value-added business, revenue from GSM value-added services amounted to RMB13.53 billion in 2007, up by 16.6% from 2006. The share of revenue from GSM value-added services as a percentage of the GSM service revenue increased from 19.4% in 2006 to 21.6% in 2007.


Service revenue of
CDMA Cellular Business
(RMB in million)
27,877
27,730
06
07

In line with the growth of the GSM cellular business and interconnection traffic volume, our interconnection revenue from the GSM cellular business increased to RMB6.02 billion in 2007, up by 22.4% from 2006.

2. CDMA Cellular Business

In 2007, we continued to focus on an effective development on CDMA cellular business. Revenue from CDMA cellular business reached RMB32.62 billion, up by 1.6% from 2006. Out of the total revenue from CDMA cellular business, our service revenue was RMB27.73 billion and decreased slightly by 0.5% from 2006. This was caused by the ARPU of mass market customers was relatively low and the revenue from the existing high-end customers was also significantly affected by the new "Calling-Party-Pays" tariff policy, resulting in the decrease of ARPU per month by RMB7.7 from RMB65.8 in 2006 to RMB58.1 in 2007. Revenue from sales of telecommunications products relating to our CDMA cellular business increased to RMB4.89 billion, up by 15.2% from 2006.


CDMA ARPU
(RMB)
65.8
58.1
06
07

We strengthened the promotion of CDMA 1X business and made efforts in encouraging our customers to form a user habit to use CDMA 1X services to increase our revenue from CDMA value-added services. Value-added service revenue from CDMA cellular business reached RMB6.41 billion in 2007, up by 19.3% from 2006, and accounted for 23.1% of the service revenue from CDMA cellular business in 2007, up from 19.3% in 2006. Out of the service revenue from CDMA cellular business, revenue from CDMA 1X data business was RMB2.85 billion, up by 41.9% from 2006 and accounted for 44.5% of the value-added service revenue from CDMA cellular business in 2007.

In line with the growth of CDMA cellular business and interconnection traffic volume, interconnection revenue from CDMA cellular business reached RMB2.07 billion for 2007, up by 17.4% when compared with 2006.


Service revenue of Long Distance, Data and Internet Businesses
(RMB in million)
3,335
4,133
06
07


Analysis of operating costs and expenses
Percentage of operating costs and expenses to service revenue (%)
89.4%
88.7%
7.7% 14.9% 21.5% 24.9% 10.6% 9.8%
7.2% 15.5% 20.8% 24.0% 11.5% 9.7%
06
07
Leased lines and network capacities
Interconnection charges
Depreciation and amortisation
Selling and marketing
General, administrative and other expenses
Others#
including employee benefit expenses, financial gains/cost and interest income

3. Long Distance, Data and Internet Businesses

Tariff for traditional businesses such as outgoing long distance calls continued to decrease due to intensifying market competition. In response, we adjusted our business structure to actively promote the rapid development of data and Internet business. In 2007, our service revenue from long distance, data and Internet businesses was RMB4.13 billion, up by 23.9% from 2006.

III. COSTS AND EXPENSES

In 2007, we continued to strengthen our costs and expenses control and enhanced the effectiveness of our costs and expenses. Our total costs and expenses, including financial gains/costs and interest income in 2007 were RMB88.94 billion, up by 2.9% from 2006, which is lower than the revenue growth in 2007 by 1.5 percentage points. Excluding the cost of telecommunications products sold, our operating costs and expenses amounted to RMB83.91 billion, accounted for 88.7% of the service revenue in 2007. Cost of telecommunications products sold was RMB5.03 billion.

The table below illustrates the major items of operating costs and expenses for year 2007 and year 2006 and their respective percentage of the corresponding service revenues:

	2007		2006 (As restated) (Note 1)	
	RMB in million	As percentage of service revenue	RMB in million	As percentage of service revenue
Total operating costs and expenses	83,906	88.7%	81,492	89.4%
Leased lines and network capacities	9,135	9.7%	8,943	9.8%
Interconnection charges	10,907	11.5%	9,671	10.6%
Depreciation and amortisation	22,677	24.0%	22,687	24.9%
Employee benefit expenses	7,140	7.5%	6,681	7.3%
Selling and marketing	19,681	20.8%	19,571	21.5%
General, administrative and other expenses	14,639	15.5%	13,543	14.9%
Financial (gains)/costs and interest income	(273)	(0.3%)	396	0.4%

1. Leased lines and network capacities

Our total leasing expenses for leased lines and network capacities reached RMB9.14 billion in 2007, up by 2.2% from 2006, and accounted for 9.7% of the service revenue in 2007, decreased by 0.1 percentage point from 2006. Pursuant to the connected party transactions agreement, we paid Unicom Group 31% of our CDMA service revenue as the leasing fees for the network capacity. Such network capacity lease expense for the CDMA cellular business increased from RMB8.26 billion in 2006 to RMB8.38 billion in 2007.

2. Interconnection charges

In line with the business growth and increase in interconnection traffic volume, interconnection charges amounted to RMB10.91 billion in 2007, up by 12.8% from 2006. Interconnection charges as a percentage of the service revenue increased from 10.6% in 2006 to 11.5% in 2007. Net interconnection charges in 2007 was RMB2.30 billion, down by 10.0% from 2006, and accounted for 2.4% of the service revenue in 2007, down from 2.8% in 2006.

3. Depreciation and amortisation

Depreciation and amortisation expenses amounted to RMB22.68 billion in 2007, maintained at the same level with last year. Depreciation and amortisation expenses, as a percentage of the service revenue changed from 24.9% in 2006 to 24.0% in 2007.

4. Employee benefit expenses

In 2007, due to various factors including the recruitment of new staff for business expansion, increase in the employee social benefits as a result of increased average wages and increase in share-based compensation costs under the share option scheme, employee benefit expenses for the year increased to RMB7.14 billion, up by 6.9% from 2006. Employee benefit expenses as a percentage of the service revenue changed from 7.3% in 2006 to 7.5% in 2007.

5. Selling and marketing

In 2007, we continued to strengthen our control over selling and marketing expenses, to maintain handset cost subsidies at a reasonable level and to improve the management of sales agents by assessing the effectiveness of commission scheme based on the revenue contribution from the subscribers brought by such agents. Our selling and marketing expenses totaled RMB19.68 billion in 2007, up by 0.6% from 2006. As a percentage of the service revenue, our selling and marketing expenses decreased from 21.5% in 2006 to 20.8% in 2007. Of such selling and marketing expenses, amortisation of customer acquisition costs on contractual CDMA subscribers was RMB4.00 billion in 2007, down by 8.6% from 2006.


Analysis of operating costs and expenses
Composition of operating costs and expenses(%)
11.0%
11.9%
27.8%
24.0%
16.6%
8.7%
10.9%
13.0%
27.0%
23.5%
17.4%
8.2%
06
07
Leased lines and network capacities
Interconnection charges
Depreciation and amortisation
Selling and marketing
General, administrative and other expenses
Others#
including employee benefit expenses, financial gains/costs and interest income

6. General, administrative and other expenses

Affected by factors such as expansion of network facilities and base stations, increases in utilities charges and maintenance fees, our general, administrative and other expenses increased to RMB14.64 billion in 2007, up by 8.1% from 2006. General, administrative and other expenses as a percentage of the service revenue increased from 14.9% in 2006 to 15.5% in 2007.

7. Financial (gains)/costs, net of interest income

In 2007, we further strengthened and improved our capital structure through centralised treasury management and fund distribution. As we further improved our debt structure and benefited from RMB appreciation, we recorded financial gains and interest income of RMB0.27 billion in 2007 as compared with financial costs, net of interest income of RMB0.40 billion in 2006. Such financial gains included an exchange gain of RMB0.48 billion due to the appreciation of RMB during 2007.

8. Cost of telecommunications products sold

Cost of telecommunications products sold increased to RMB5.03 billion in 2007, up by 2.4% from 2006. This increase was primarily due to an increase in the CDMA handset units purchased and sold. As the corresponding sales of telecommunications products increased to RMB4.90 billion, up by 15.2% from 2006, the net loss from sales of telecommunications products was RMB0.13 billion, which was RMB0.53 billion less than the net loss in 2006.

9. Realised loss on changes in fair value of derivative component of Convertible Bonds and other gains from tax refund on reinvestment in a subsidiary

We issued Convertible Bonds to SK Telecom Co. Ltd., ("SK Telecom"), an overseas telecommunications service operator in Korea. In accordance with the requirements of Hong Kong Accounting Standard 39, "Financial Instruments – Recognition and Measurement", due to the increase in our share price, the fair value of the derivative component in respect of the Convertible Bonds has increased in 2007 and therefore resulted in a realised loss on changes in fair value of derivative component of Convertible Bonds of RMB0.57 billion recognised in the income statement. The realised loss had no impact on our cash flows in 2007. Since SK Telecom had fully converted the Convertible Bonds into the Company's shares on 20 August 2007, as a result, the Company no longer needs to recognise the changes in fair value of derivative component of Convertible Bonds from that date onwards.

During 2007, the Company reinvested the undistributed profits into a subsidiary and was granted a refund on a portion of the taxes previously paid by the subsidiary amounting to approximately RMB2.78 billion, which was recorded as "other gains".

IV.EARNINGS

1. Profit before income tax

In 2007, our profit before income tax was RMB12.96 billion. Excluding the effect of realised loss of RMB0.57 billion on the changes in fair value of derivative component of Convertible Bonds and other gains from tax refund of RMB2.78 billion on reinvestment in a subsidiary, our profit before income tax would be RMB10.74 billion, up by 19.9% from 2006.

In particular, profit before income tax for the GSM cellular business grew steadily and reached RMB9.23 billion, up by 22.4% from 2006 as a result of the increase in revenue from GSM cellular business. Profit before income tax for the CDMA cellular business reached RMB1.20 billion, up by 11.7% from 2006 as a result of our effective cost control measures. Profit before income tax for the long distance, data and Internet businesses was RMB0.57 billion, up by 15.4% from 2006 as a result of the Company's focus on developing profitable businesses.

2. Income tax

Our income tax was RMB3.65 billion in 2007 and the effective tax rate in 2007 was 28.2%. Excluding the effects of realised loss on changes in fair value of the derivative component of the Convertible Bonds and other gains from tax refund on reinvestment in a subsidiary, our effective tax rate would be 34.0%, increased by 3.2 percentage points from 30.8% in 2006. Pursuant to the new PRC enterprise income tax rates which became effective on 1 January 2008, our deferred tax balance as at 31 December 2007 was adjusted to reflect such change and resulted in an increase of RMB0.15 billion of deferred tax expenses for the year ended 31 December 2007, and the impact on the effective tax rate was 1.2 percentage points.

3. Profit for the year

Our profit for the year reached RMB9.30 billion, and our basic earnings per share was RMB0.713 in 2007, up by 136.1% from 2006. Excluding the effect of realised loss on changes in fair value of the derivative component of the Convertible Bonds and other gains from tax refund on reinvestment in a subsidiary, our adjusted profit for the year would be RMB7.09 billion, up by 14.4% from 2006 and the adjusted basic earnings per share would be RMB0.544, up by 10.6% from 2006.


Adjusted profit
for the year*
(RMB in billion)
6.20*
7.09*
06
07
* Please refer to Note 2 and Note 3 of "Financial Highlights" as set out in page 4 for explanations.


Adjusted EBITDA* and Adjusted EBITDA margin*
33.6%*
33.2%*
32.02*
33.00*
06
07
Adjusted EBITDA (RMB in billion)
Adjusted EBITDA Margin
* Please refer to Note 2 and Note 3 of "Financial Highlights" as set out in page 4 for explanations.

V. ADJUSTED EBITDA

Our EBITDA was RMB32.44 billion in 2007, up by 9.5% from 2006. Excluding the effects of realised loss on changes in fair value of derivative component of Convertible Bonds, the adjusted EBITDA would be RMB33.00 billion, up by 3.1% from 2006. Adjusted EBITDA margin (representing adjusted EBITDA as a percentage of the total revenue) was 33.2%, down by 0.4 percentage point from 2006.

In particular, our EBITDA for the GSM cellular business was RMB27.91 billion, up by 4.4% from 2006. EBITDA margin (representing EBITDA as a percentage of the total revenue) for the GSM cellular business changed from 44.6% in 2006 to 44.5% in 2007. EBITDA for the CDMA cellular business was RMB1.82 billion, down by 0.7% from 2006. EBITDA margin for the CDMA cellular business changed from 5.7% in 2006 to 5.6% in 2007. EBITDA for the long distance, data and Internet businesses was RMB3.49 billion, down by 4.5% from 2006. EBITDA margin for the long distance, data and Internet businesses decreased from 44.6% in 2006 to 43.5% in 2007.

VI.CAPITAL EXPENDITURES AND FREE CASH FLOW

Our capital expenditures totaled RMB25.72 billion in 2007, which were mainly invested on GSM network infrastructure. Capital expenditures attributable to the GSM cellular business were RMB16.49 billion. Capital expenditures for the long distance, data and Internet businesses (including access network) were RMB0.72 billion. Capital expenditures for local gateway and infrastructure network were RMB4.25 billion. Capital expenditures for billing, customer services and information technology system, as well as buildings and other expenditures were RMB4.26 billion.


Capital expenditures and projected capital expenditures
(RMB in billion)
21.79
25.72
30.95
06
07
08

Cash inflow from operating activities changed from RMB36.14 billion in 2006 to RMB32.33 billion in 2007 due to the settlement of payables and increase in payment of income tax. After deducting capital expenditures of RMB25.72 billion, the free cash flow was RMB6.61 billion in 2007.

The table below illustrates the capital expenditures of various major businesses in 2007 and the planned expenditures in 2008.

	2007	**2008**	
	RMB (in billion)	**RMB (in billion)**	As percentage
Total	25.72	**30.95**	100%
GSM cellular	16.49	**18.70**	60.4%
Long distance, data and Internet	0.72	**1.10**	3.6%
Gateway and infrastructure network	4.25	**4.80**	15.5%
Others	4.26	**6.35**	20.5%

Our capital expenditures planned for 2008 are estimated to be approximately RMB30.95 billion. Capital expenditures for the GSM cellular business are estimated to be approximately RMB18.70 billion which will be used to improve the quality of network coverage and the infrastructure for value-added business platform. Capital expenditures for the long distance, data and Internet businesses (including access network) are estimated to be approximately RMB1.10 billion. Capital expenditures for local gateway and infrastructure network are estimated to be approximately RMB4.80 billion. Capital expenditures for information technology systems and buildings and other expenditures are estimated to be approximately RMB6.35 billion. We plan to rely primarily on the cash generated from operating activities to satisfy our capital expenditures needs.

VII. BALANCE SHEET

In 2007, our balance sheet structure was more stable. Our total assets increased from RMB148.30 billion as at 31 December 2006 to RMB149.42 billion as at 31 December 2007. Our total interest-bearing debts decreased from RMB25.65 billion as at 31 December 2006 to RMB3.86 billion as at 31 December 2007. The liabilities-to-assets ratio decreased from 46.1% as at 31 December 2006 to 34.9% as at 31 December 2007. The debt-to-capitalisation ratio (Note 5) decreased from 24.3% as at 31 December 2006 to 3.8% as at 31 December 2007. The decrease in debt-to-capitalisation ratio during 2007 resulted primarily from the conversion of the Convertible Bonds into the Company's shares and the repayment of short-term bonds and long-term bank loans by the Group.

As at 31 December 2007, we had net current liabilities (i.e. current assets minus current liabilities) of RMB32.40 billion, representing an increase of RMB1.40 billion from RMB31.00 billion as at 31 December 2006. Taking into account of continuous net cash generated from operating activities and available sources of financing, we believe that our funds are sufficient to meet with our working capital requirements and debt obligations in 2008.

Note 5: Debt-to-capitalisation ratio represents interest bearing debts plus minority interest over interest bearing debts plus total equity.

Staff Development


大型公益步行
快乐体验
T32081
T31280
China
unicom中国联通



Recognizing human resources as one of its core strengths, the Company continued to devote efforts in recruiting and training talents during the year, so as to address the transformation of its business model and the segregated operations of GSM and CDMA businesses.

In the past year, 84 training programs for managements, marketing and customer service staff and specialized technicians at all levels were provided by the Company, with attendants exceeding 5,880.

As for training strategies and approaches, the Company has been focusing on innovative and formalized management. In 2007, the Company, for the first time, established training programs on a quarterly basis in order to enhance the effectiveness and relevance of such programs. Besides, the Company continued to leverage on the advantages of online learning, and reinforced the development of online teaching resources accordingly. During the year, 52 online courses were developed and launched, making the total online courses exceeding 180 with approximately 500 teaching hours in aggregate, which provide our staff with diversified and broadened choices.

On top of the training programs in fundamental management, marketing, customer service and telecommunication technology, we have also established specialized trainings for sideline lecturers selected from the Company in an effort to training professionals. Through the process of screening, training, trial lecturing, practical lecturing and integrated assessment, 185 staff have obtained the occupational qualification certification during the year.

As a State-authorized trial enterprise for occupational skill assessment, the Company spared no effort to conduct training to technical professionals. In 2007, development of specialized teaching materials and question database for operation, marketing and customer service has been completed. Besides, we have established professional trainings for marketing and upgraded the online examination system. With a team of 320 assessors with national qualifications, we have completed qualification tests in operation and marketing for 45,000 sales and marketing staff. As of December 2007, over 70% of our marketing staff have acquired occupational qualification certificate at nation-level, compared to 17% in 2005. In the Central Enterprise Employees' Customer Service Techniques Competition, organized by the SASAC, our three customer service staff have achieved outstanding performance with the first, second and fifth prizes respectively and honored as "national masters of techniques".

In addition, apart from implementing various staff training programs, we also conduct researches on establishment of effective incentive and mandatory system for staff training and motivation, especially fundamental staff, as well as quality and techniques and the effect of which on the underpinning of the Company's business development. A range of training rules and systems have been proposed so as to uplift our staff's integrated quality and professional techniques.

The board of directors (the "Board") of China Unicom Limited (the "Company") is pleased to present its report together with the audited financial statements of the Company and its subsidiaries (the "Group") for the year ended 31 December 2007.

Principal Activities

The principal activities of the Company are investment holding and its subsidiaries are principally engaged in the provision of cellular, long distance, data and Internet services in China.

Results and Appropriation

The results of the Group for the year ended 31 December 2007 are set out on pages 69 to 70 of the annual report.

In view of the Group's steady growth and strong performance during 2007, the Board recommends the payment of a final dividend of RMB0.20 per ordinary share, totaling approximately RMB2.73 billion for the year ended 31 December 2007.

Summary of Financial Information

Please refer to the Financial Summary on pages 161 to 162 for the summary of the operating results, assets and liabilities of the Group for the five years ended 31 December 2007.

Loans

Please refer to Note 17 to the financial statements for details of the borrowings of the Group.

Convertible Bonds

Please refer to the paragraph "Full Conversion of USD1 Billion Convertible Bonds by SK Telecom" in this report and Note 18 to the financial statements for details of the convertible bonds of the Group.

Bonds

Please refer to Note 21 to the financial statements for details of the short-term bonds of the Group.

Capitalised Interest

Please refer to Note 6 to the financial statements for details of the interest capitalised by the Group for the year.

Property, Plant and Equipment

Please refer to Note 6 to the financial statements for changes in the property, plant and equipment of the Group and the Company for the year.

Charge on Assets

As of 31 December 2007, the Group did not pledge any property, plant or equipment to any banks as security for loan (31 December 2006: Nil).

Share Capital

Please refer to Note 15 to the financial statements for details of the share capital of the Company.

Reserves

Please refer to pages 71 to 72 of the annual report for the movements in the reserves of the Group and the Company.

Subsidiaries

Please refer to Note 22 to the financial statements for details of the Company's subsidiaries.

Changes in Shareholders' Equity

Please refer to page 71 of the annual report for the Consolidated Statement of Changes in Equity and page 72 for the Statement of Changes in Equity.

Housing Benefits

Please refer to Note 28 to the financial statements for details of the housing benefits provided to employees of the Group.

Retirement Benefits

Please refer to Note 27 to the financial statements for details of the retirement benefits provided to employees of the Group.

Pre-emptive Rights

There are no provisions for pre-emptive rights in the articles of association of the Company (the "Articles of Association") requiring the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

Major Customers and Suppliers

The Group's sales to its five largest customers did not exceed 30% of the Group's total turnover for the year ended 31 December 2007.

Purchases from the largest supplier for the year ended 31 December 2007 represented approximately 9% of the Group's total purchases. The total purchases attributable to the five largest suppliers of the Group for the year ended 31 December 2007 accounted for approximately 28% of the total purchases of the Group for the year 2007.

Connected Transactions

As at 31 December 2007, China United Telecommunications Corporation ("Unicom Group") indirectly holds approximately 71.33% of the issued share capital of the Company and is therefore a controlling shareholder and a connected person of the Company under the Rules governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

On 26 October 2006, the Company entered into certain continuing connected transactions with Unicom Group and its subsidiaries or associates (other than the Company), including New CDMA Lease and New Comprehensive Services Agreement. Please refer to the Company's announcement dated 26 October 2006 and circular dated 10 November 2006 for details of these continuing connected transactions. In addition, on 19 December 2006, the Guizhou branch of Unicom Huasheng Telecommunications Technology Co., Ltd. (an indirect subsidiary of the Company) entered into a framework agreement with the Guizhou Branch of Unicom Group for the procurement of CDMA mobile handsets ("Procurement Agreement"). Please refer to the Company's announcement dated 19 December 2006 for details of this continuing connected transaction.

On 16 November 2007, China Unicom Corporation Limited ("CUCL", a limited liability company incorporated in the PRC and a wholly-owned and the principle operating subsidiary of the Company) entered into an asset transfer agreement (the "Guizhou Agreement") with Unicom Group pursuant to which CUCL agreed to purchase GSM cellular telecommunication assets and business and CDMA cellular telecommunication business in Guizhou branch from Unicom Group. The purchase was completed on 31 December 2007. Please refer to the section headed "Purchase of Assets and Business of Guizhou Branch of Unicom Group" and Note 33 to the consolidated financial statements for details of the purchase of Guizhou assets and business from Unicom Group.

Upon completion of the purchase of assets and business of Guizhou Branch of Unicom Group, the New CDMA Lease and the New Comprehensive Services Agreement were amended where necessary so that the service area of CUCL is extended to include Guizhou province. Pursuant to the Guizhou Agreement, the rights and obligations of Guizhou Branch of Unicom Group under the Procurement Agreement were assign to and assumed by CUCL.

Upon the adoption of HKFRS in 2005, merger accounting is used to account for the acquisition of businesses under common control in accordance with HKFRS 3 "Business Combinations" and Accounting Guidance 5 issued by the HKICPA. The results of operations and financial position of such entities or businesses are included in the consolidated financial statements of the Group as if they were always part of the Group from the beginning of the earliest period presented. Accordingly, the transactions between Guizhou Branch of Unicom Group and the Group were eliminated and not disclosed as related party transactions in the consolidated financial statements. Please refer to Note 33 to the consolidated financial statements for a summary of the related party transactions entered into by the members of the Group for the year ended 31 December 2007.

The independent non-executive directors of the Company confirmed that all continuing connected transactions to which any Group member was a party during 2007:

(1) were entered into in the ordinary and usual course of business of the Group;

(2) were entered into either (a) on normal commercial terms, or (b) if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms that are no less favourable than terms available to or from (as appropriate) independent third parties; and

(3) were entered into in accordance with the relevant agreements governing such transactions on terms that are fair and reasonable and in the interests of the Company's shareholders as a whole.

The Board has received a letter from the auditors of the Company stating that all the continuing connected transactions of the Company for 2007:

(1) have received the approval of the Board;

(2) are in accordance with the pricing policy of the Group if the transactions involve provision of goods or services by the Group;

(3) have been entered into in accordance with the relevant agreements governing the connected transactions; and

(4) have not exceeded their respective upper limits set for the year ended 31 December 2007.

Share Option Schemes of the Company

1. Share Option Scheme

On 1 June 2000, the Company adopted a share option scheme (the "Share Option Scheme") for the purpose of providing incentives and rewards to the employees who have made contributions to the development of the Company. The terms of the Share Option Scheme were amended on 13 May 2002 and 11 May 2007, respectively. Under the amended Share Option Scheme:

(1) share options may be granted to employees including all directors (the "Directors") of the Company;

(2) any grant of share options to a Connected Person (as defined in the Listing Rules) of the Company must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company who is the grantee of the options);

(3) the maximum number of shares in respect of which options may be granted must not exceed 10% of the issued share capital of the Company as at 13 May 2002;

(4) the option period commences on any day after the date on which such options are offered, but may not exceed 10 years from the offer date;

(5) the subscription price shall not be less than the higher of:

(a) the nominal value of the shares;

(b) the closing price of the shares on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") on the offer date in respect of the options; and

(c) the average closing price of the shares on the Hong Kong Stock Exchange for the five trading days immediately preceding the offer date;

(6) the total number of shares in the Company issued and to be issued upon exercise of the options granted to a participant of the Share Option Scheme (including both exercised and outstanding options) in any 12-month period must not exceed 1% of the issued share capital of the Company; and

(7) the consideration payable for each grant is HKD1.

As at 31 December 2007, 236,152,800 share options had been granted and remained valid under the Share Option Scheme, representing approximately 1.73% of the issued share capital of the Company as at the latest practicable date prior to the printing of this annual report. Among these share options, 8,146,000 share options were held by the Directors and their associates as at 31 December 2007. Please refer to the paragraph "Directors', Chief Executives' and Employees' Interests under the Pre-Global Offering Share Option Scheme and the Share Option Scheme" for details. All of the options granted and outstanding as at 31 December 2007 are governed by the amended terms of the Share Option Scheme.

In 2007, 51,308,000 options granted under the Share Option Scheme were exercised. Among these share options, 548,000 options were exercised at the price of HKD15.42 per share, 8,057,200 options were exercised at the price of HKD6.18 per share, 13,966,800 options were exercised at the price of HKD4.30 per share, and 28,736,000 options were exercised at the price of HKD5.92 per share.

As at 31 December 2007, the number of options available for issue under the Share Option Scheme is 798,687,007 options, representing approximately 5.85% of issued share capital of the Company as at the latest practicable date prior to the printing of this annual report.

2. Pre-Global Offering Share Option Scheme

On 1 June 2000, the Company also adopted a pre-global offering share option scheme (the "Pre-Global Offering Share Option Scheme"). In order to synchronise the administration of the options granted under the Pre-Global Offering Share Option Scheme with the Share Option Scheme, the Pre-Global Offering Share Option Scheme was also amended on 13 May 2002 and 11 May 2007, respectively. The amended terms of the Pre-Global Offering Share Option Scheme are substantially the same as those of the Share Option Scheme stated above except that:

(1) the price of a share payable upon the exercise of an option shall be HKD15.42 (excluding the brokerage fee and the Hong Kong Stock Exchange transaction levy);

(2) the period during which an option may be exercised commenced two years from the date of grant of the options and ends 10 years from 22 June 2000; and

(3) no further options can be granted under the scheme.

As at 31 December 2007, 21,126,800 share options had been granted and remained valid under the Pre-Global Offering Share Option Scheme of the Company, representing approximately 0.15% of the issued share capital of the Company as at the latest practicable date prior to the printing of this annual report. Among these share options, 789,600 options were held by the Directors as at 31 December 2007. All of the options granted and outstanding as at 31 December 2007 are governed by the amended terms of the Pre-Global Offering Share Option Scheme.

During the year ended 31 December 2007, 2,247,600 options granted under the Pre-Global Offering Share Option Scheme were exercised.

3. Financial Impact and Valuation of Share Options

The Company recognised share-based employee compensation costs over the vesting period based on the estimated fair value of share options at the grant date by using the Black-Scholes valuation model in which no impact of any non-market vesting conditions is considered.

Please also refer to Note 29 to the financial statements for additional description, financial impact and the valuation results of the respective share option schemes.

4. Directors', Chief Executives' and Employees' Interests under the Pre-Global Offering Share Option Scheme and the Share Option Scheme

	Capacity and Nature	Date of Grant[4]	Exercise Price (HKD)	No. of Options Outstanding as at 1 January 2007[1]	Movement During the Period: Granted[1]	Exercised[1]	Forfeited[1]	No. of Options Outstanding as at 31 December 2007[1]
Directors								
Chang Xiaobing (CEO)	Beneficial owner (Personal)	21 December 2004	6.20	526,000	–	–	–	526,000
		15 February 2006	6.35	800,000	–	–	–	800,000
Shang Bing	Beneficial owner (Personal)	22 June 2000	15.42	204,400	–	–	–	204,400
		10 July 2002	6.18	292,000	–	292,000	–	–
		21 May 2003	4.30	72,000	–	72,000	–	–
		20 July 2004	5.92	292,000	–	–	–	292,000
		21 December 2004	6.20	128,000	–	–	–	128,000
		15 February 2006	6.35	700,000	–	–	–	700,000
Tong Jilu	Beneficial owner (Personal)	30 June 2001	15.42	292,000	–	–	–	292,000
		10 July 2002	6.18	292,000	–	292,000	–	–
		21 May 2003	4.30	72,000	–	72,000	–	–
		20 July 2004	5.92	292,000	–	–	–	292,000
		15 February 2006	6.35	500,000	–	–	–	500,000
	Beneficial owner (Spouse)	21 May 2003	4.30	32,000	–	32,000	–	–
		20 July 2004	5.92	32,000	–	–	–	32,000
		15 February 2006	6.35	40,000	–	–	–	40,000
Yang Xiaowei	Beneficial owner (Personal)	10 July 2002	6.18	122,000	–	122,000	–	–
		20 July 2004	5.92	292,000	–	–	–	292,000
		15 February 2006	6.35	500,000	–	–	–	500,000
Li Zhengmao	Beneficial owner (Personal)	22 June 2000	15.42	292,600	–	–	–	292,600
		10 July 2002	6.18	176,000	–	176,000	–	–
		20 July 2004	5.92	292,000	–	–	–	292,000
		15 February 2006	6.35	500,000	–	–	–	500,000
Li Gang	Beneficial owner (Personal)	15 February 2006	6.35	500,000	–	–	–	500,000
Zhang Junan	Beneficial owner (Personal)	15 February 2006	6.35	500,000	–	–	–	500,000

	Capacity and Nature	Date of Grant[4]	Exercise Price (HKD)	No. of Options Outstanding as at 1 January 2007[1]	Movement During the Period: Granted[1]	Exercised[1]	Forfeited[1]	No. of Options Outstanding as at 31 December 2007[1]
Miao Jianhua[2]	–	–	–	–	–	–	–	–
Lu Jianguo	Beneficial owner (Personal)	22 June 2000	15.42	292,600	–	–	–	292,600
		10 July 2002	6.18	292,000	–	292,000	–	–
		20 July 2004	5.92	292,000	–	–	–	292,000
		15 February 2006	6.35	500,000	–	–	–	500,000
Lee Suk Hwan[2]	–	–	–	–	–	–	–	–
Wu Jinglian	Beneficial owner (Personal)	10 July 2002	6.18	292,000	–	292,000	–	–
		21 May 2003	4.30	292,000	–	–	–	292,000
		20 July 2004	5.92	292,000	–	–	–	292,000
Shan Weijian	Beneficial owner (Personal)	21 May 2003	4.30	292,000	–	–	–	292,000
		20 July 2004	5.92	292,000	–	–	–	292,000
Cheung Wing Lam, Linus	Beneficial owner (Personal)	20 July 2004	5.92	292,000	–	292,000	–	–
Wong Wai Ming	–	–	–	–	–	–	–	–
Employees[3]		22 June 2000	15.42	23,388,400	–	2,247,600	803,600	20,337,200
		30 June 2001	15.42	6,000,000	–	548,000	136,000	5,316,000
		10 July 2002	6.18	10,074,400	–	6,591,200	175,200	3,308,000
		21 May 2003	4.30	24,851,600	–	13,790,800	552,000	10,508,800
		20 July 2004	5.92	77,856,000	–	28,444,000	564,000	48,848,000
		15 February 2006	6.35	161,216,000	–	–	1,190,000	160,026,000
Total				**314,256,000**				**257,279,600**

Notes:

1. Each option gives the holder the right to subscribe for one share.

2. Mr. Miao Jianhua was appointed as an executive director on 12 July 2007. Mr. Lee Suk Hwan was appointed as a non-executive director on 23 October 2007.

3. Ms. Li Jianguo resigned as an executive director on 9 July 2007. Number of Options Outstanding as at 1 January 2007 included 1,340,000 options being held by Ms. Li Jianguo as a beneficial owner (personal).

4. Particulars of share options are as follows:

Date of Grant	Exercise Period
Options granted under the Pre-Global Offering Share Option Scheme:	
22 June 2000	22 June 2002 to 21 June 2010
Options granted under the Share Option Scheme:	
30 June 2001	30 June 2001 to 22 June 2010
10 July 2002	10 July 2003 to 9 July 2008 (in respect of 40% of the options granted)
	10 July 2004 to 9 July 2008 (in respect of 30% of the options granted)
	10 July 2005 to 9 July 2008 (in respect of the remaining 30% of the options granted)
21 May 2003	21 May 2004 to 20 May 2009 (in respect of 40% of the options granted)
	21 May 2005 to 20 May 2009 (in respect of 30% of the options granted)
	21 May 2006 to 20 May 2009 (in respect of the remaining 30% of the options granted)
20 July 2004	20 July 2005 to 19 July 2010 (in respect of 40% of the options granted)
	20 July 2006 to 19 July 2010 (in respect of 30% of the options granted)
	20 July 2007 to 19 July 2010 (in respect of the remaining 30% of the options granted)
21 December 2004	21 December 2005 to 20 December 2010 (in respect of 40% of the options granted)
	21 December 2006 to 20 December 2010 (in respect of 30% of the options granted)
	21 December 2007 to 20 December 2010 (in respect of the remaining 30% of the options granted)
15 February 2006	15 February 2008 to 14 February 2012 (in respect of 50% of the options granted)
	15 February 2009 to 14 February 2012 (in respect of the remaining 50% of the options granted)

Repurchase, Sale or Redemption of Listed Shares of the Company

For the financial year ended 31 December 2007, neither the Company nor any of its subsidiaries repurchased, sold or redeemed any of the Company's listed shares.

Substantial Interests and Short Positions in the Share Capital of the Company

The following table sets out the interests and short positions of each person, other than a director or a chief executive of the Company, in the shares or underlying shares of the Company as notified to the Company and recorded in the register required to be kept under Section 336 of the Hong Kong Securities and Futures Ordinance (the "SFO") as at 31 December 2007:

	Ordinary Shares Held		Percentage of
	Directly	Indirectly	Total Issued Shares
(i) China United Telecommunications Corporation ("Unicom Group")[1]	—	9,725,000,020	71.33%
(ii) China United Telecommunications Corporation Limited ("A Share Company")[1]	—	9,725,000,020	71.33%
(iii) China Unicom (BVI) Limited ("China Unicom (BVI)")[1]	9,725,000,020	—	71.33%
(iv) SK Telecom Co., Ltd ("SK Telecom")[2]	899,745,075	—	6.60%

Notes:

1. Due to the fact that Unicom Group and A Share Company directly or indirectly control one-third or more of the voting rights in the shareholders' meetings of China Unicom (BVI), in accordance with the SFO, the interests of China Unicom (BVI) are deemed to be, and have therefore been included in, the interests of Unicom Group and A Share Company.

2. SK Telecom has converted in full the Convertible Bonds (as defined in the Section headed "Full Conversion of USD1 Billion Convertible Bonds by SK Telecom") into the Company's ordinary shares in August 2007. Please refer to Note 18 to the financial statements for details of the Convertible Bonds.

Apart from the foregoing, as at 31 December 2007, no person had any interest or short position in the shares or underlying shares in the Company as recorded in the register required to be kept under Section 336 of the SFO.

Please also refer to Note 15 to the financial statements for details of the share capital of the Company.

Composition of the Board

The Directors during the year were:

Executive Directors:

Chang Xiaobing (Chairman and CEO)
Shang Bing
Tong Jilu
Yang Xiaowei
Li Zhengmao
Li Gang
Zhang Junan
Miao Jianhua (appointed on 12 July 2007)
Li Jianguo (resigned on 9 July 2007)

Non-Executive Directors:

Lu Jianguo
Lee Suk Hwan (appointed on 23 October 2007)

Independent Non-Executive Directors:

Wu Jinglian
Shan Weijian
Cheung Wing Lam, Linus
Wong Wai Ming

Pursuant to the Articles of Association, Mr. Tong Jilu, Mr. Li Zhengmao, Mr. Li Gang, Mr. Miao Jianhua, Mr. Lee Suk Hwan and Mr. Cheung Wing Lam, Linus, will retire by rotation at the forthcoming annual general meeting of the Company and, being eligible, offer themselves for re-election.

The personal biographies of the Directors proposed for re-election at the forthcoming annual general meeting (the "Directors for Re-Election") are set out in the section headed "Biographical Details of Directors" on pages 10 to 14 of this annual report. Save as disclosed in the section headed "Biographical Details of Directors", the Directors for Re-Election have not held any other directorship in any listed public companies in the last three years. In addition, save as disclosed in the section headed "Biographical Details of Directors", the Directors for Re-Election do not have any other relationship with any Director, senior management or substantial or controlling shareholders of the Company. Save as disclosed in the paragraphs "Directors', Chief Executives' and Employees' Interests under the Pre-Global Offering Share Option Scheme and the Share Option Scheme" and "Directors' Interests and Short Positions in Shares, Underlying Shares or Debentures", Directors for Re-Election do not have any other interest in the shares of the Company within the meaning of Part XV of the SFO.

The terms of services agreed between the Directors for Re-Election and the Company do not provide for a specified length of service and do not expressly require the Company to give more than one year's notice period or to make payments equivalent to more than one year's emoluments to terminate the service (other than statutory compensation). However, they are subject to retirement by rotation in annual general meetings in accordance with the Articles of Association.

The remuneration package of Mr. Tong Jilu includes a basic annual salary of HKD900,000 plus a housing allowance of HKD800,000; the remuneration package of each of Mr. Li Zhengmao, Mr. Li Gang and Mr. Miao Jianhua includes a basic annual salary of HKD750,000 plus a housing allowance of HKD600,000. The remuneration of each of Mr. Tong Jilu, Mr. Li Zhengmao, Mr. Li Gang and Mr. Miao Jianhua has been determined with reference to their respective duties and responsibilities in the Company, their respective experience and the prevailing market conditions. The remuneration package of each of Mr. Tong Jilu, Mr. Li Zhengmao, Mr. Li Gang and Mr. Miao Jianhua also includes discretionary bonus as recommended by the Remuneration Committee of the Company and approved by the Board based on their performance. The remuneration package of Mr. Lee Suk Hwan includes an annual fee of HKD300,000 for being a non-executive director of the Company; Mr. Lee Suk Hwan's remuneration has been determined with reference to his duties and the prevailing market conditions. The remuneration package of Mr. Cheung Wing Lam, Linus, includes an annual fee of HKD300,000 for being a non-executive director, an annual fee of HKD70,000 for being a member of the Audit Committee, as well as an annual fee of HKD20,000 for being a member of the Remuneration Committee. Mr. Cheung Wing Lam's remuneration has been determined with reference to his duties and the prevailing market conditions.

Save as disclosed in the annual report, Directors for Re-Election have confirmed that there is no other matter that needs to be brought to the attention of the shareholders of the Company nor there is any other information to be disclosed pursuant to Rule 13.51(2) of Chapter 13 of the Listing Rules.

Directors' Interests and Short Positions in Shares, Underlying Shares or Debentures

As at 31 December 2007, the interests and short positions of the Directors in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers were as follows:

Director	Capacity	Ordinary Shares held	Percentage of Total Issued Shares
Li Zhengmao	Beneficial owner (personal)	20,000	0.0001%

Please refer to the paragraph "Directors', Chief Executives' and Employees' Interests under the Pre-Global Offering Share Option Scheme and the Share Option Scheme" herein above for the interests and rights to acquire shares held by the Directors and the chief executive of the Company as at 31 December 2007 under the Pre-Global Offering Share Option Scheme and the Share Option Scheme.

Apart from those disclosed herein, at no time during 2007, were the Company, or any of its holding companies or subsidiaries, a party to any arrangement to enable the Directors or any of their spouses or children under eighteen years of age to acquire benefits by means of acquiring shares or debentures of the Company or any of its associated corporations (as defined in the SFO).

Furthermore, apart from those disclosed herein, as at 31 December 2007, none of the Directors or the chief executive of the Company had any personal, family, corporate or other interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations as defined in the SFO.

Directors' Interest in Contracts

Save for the service agreements between the Company and the executive directors, as at 31 December 2007, the Directors did not have any material interests, whether directly or indirectly, in any contracts of significance entered into by the Company.

None of those Directors proposed for re-election at the forthcoming annual general meeting has an unexpired service agreement which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Emoluments of the Directors

Please refer to Note 26 to the financial statements for details of the emoluments of the Directors.

Employee and Remuneration Policy

As at 31 December 2007, the Group had approximately 120 and 57,000 employees in Hong Kong and Mainland China, respectively. Furthermore, the Group had approximately 60,000 temporary employees in Mainland China. For the year ended 31 December 2007, employee benefit expenses were approximately RMB7.14 billion (for the year ended 31 December 2006: RMB6.68 billion). The Group endeavors to maintain its employees' remuneration in line with market trend and being competitive. Employees' remuneration is determined in accordance with the Group's remuneration and bonus policies based on their performance. The Group also provides comprehensive benefit packages and career development opportunities for its employees, including retirement benefits, housing benefits, internal and external training programmes, varying based on their individual needs.

The Company has adopted share option schemes, under which the Company may grant share options to eligible employees for subscribing to the Company's shares.

Full Conversion of USD1 Billion Convertible Bonds by SK Telecom

On 20 June 2006, the Company entered into a subscription agreement (the "Subscription Agreement") with SK Telecom, whereby SK Telecom agreed to subscribe and pay for the US dollar denominated bonds (the "Convertible Bonds") issued at par by the Company in an aggregate principal amount of USD1 billion. The three-year Convertible Bonds bore zero interest, with a conversion price of HKD8.63 per share and a maturity date of 5 July 2009. The Convertible Bonds were issued on 5 July 2006.

Upon the receipt of the notice delivered by SK Telecom pursuant to the terms and conditions of the Convertible Bonds for the conversion in full of the Convertible Bonds into the Company's ordinary shares, in August 2007, the Company issued 899,745,075 ordinary shares of the Company to SK Telecom, which represented approximately 6.61% of the Company's enlarged share capital as at 20 August 2007.

Pursuant to the strategic alliance framework agreement between SK Telecom and the Company dated 20 June 2006, SK Telecom as a holder of more than 5% of the Company's issued share capital, exercised its right to nominate Mr. Lee Suk Hwan as its representative to the Board. On 23 October 2007, Mr. Lee Suk Hwan was appointed as a non-executive director of the Company.

Purchase of Assets and Business of Guizhou Branch of Unicom Group

CUCL entered into an asset transfer agreement with Unicom Group on 16 November 2007 pursuant to which CUCL agreed to purchase the Guizhou cellular telecommunication assets and business from Unicom Group at a cash consideration of RMB880 million (equivalent to approximately HKD922 million).

The purchase was completed on 31 December 2007. Following the purchase of the Guizhou cellular telecommunication assets and business by CUCL, the cellular telecommunications business operations of the Group has been expanded to cover all provinces, municipalities and autonomous regions in the PRC.

Please refer to Note 33 to the financial statements for details of the purchase of assets and business of Guizhou branch from Unicom Group.

Independence of Independent Non-Executive Directors

The Company has received from each of its independent non-executive directors the annual confirmation of his independence pursuant to rule 3.13 of the Listing Rules and the Company considers that all independent non-executive directors are independent.

Corporate Governance Report

Report on the Company's corporate governance is set out in "Corporate Governance Report" on pages 16 to 25.

Material Legal Proceedings

For the year ended 31 December 2007, the Company had not been involved in any material litigation, arbitration or administrative proceedings. So far as the Company is aware of, no such litigation, arbitration or administrative proceedings were pending or threatened as at 31 December 2007.

Public Float

Based on the publicly available information and so far as Directors are aware of, the Company has maintained the specified amount of public float as required by the Hong Kong Stock Exchange during the year and as at the date of this report.

Donations

For the year ended 31 December 2007, the Group made charitable and other donations in an aggregate amount of approximately RMB6.95 million.

Auditors

PricewaterhouseCoopers was the auditors of the Company for the year ended 31 December 2007 and has audited the accompanying financial statements. A resolution will be submitted by the Board at the forthcoming annual general meeting of the Company to re-appoint PricewaterhouseCoopers as the Company's auditors for the year ending 31 December 2008.

By Order of the Board
Chang Xiaobing
Chairman and Chief Executive Officer

Hong Kong,
27 March 2008

Notice is hereby given that the Annual General Meeting (the "Meeting") of China Unicom Limited (the "Company") will be held on 16 May 2008 at 3:00 p.m. at Ballroom C, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong for the following purposes:

As Ordinary Business:

1. To receive and consider the financial statements and the Reports of the Directors and of the Independent Auditors for the year ended 31 December 2007.

2. To declare a final dividend for the year ended 31 December 2007.

3. To re-elect Directors and to authorise the Board of Directors to fix the remuneration of the Directors for the year ending 31 December 2008.

4. To re-appoint Auditors, and to authorise the Board of Directors to fix their remuneration for the year ending 31 December 2008.

And as Special Business, to consider and, if thought fit, to pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

5. "**THAT**:

   (a) subject to paragraphs (b) and (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares of HK$0.10 each in the capital of the Company including any form of depositary receipts representing the right to receive such shares ("Shares") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange in accordance with all applicable laws including the Code on Share Repurchases and the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Directors pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Company's articles of association (the "Articles of Association") or the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company's shareholders in general meeting."

6. "**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares and to make or grant offers, agreements and options which might require the exercise of such powers be and are hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of options granted under any share option scheme adopted by the Company or (iii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association, shall not exceed the aggregate of (aa) 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, plus (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum amount equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"**Relevant Period**" means the period from the passing of this Resolution until the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association or the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company's shareholders in general meeting; and

"**Rights Issue**" means an offer of shares open for a period fixed by the Directors to holders of Shares on the register of members on a fixed record date in proportion to their then holdings of such Shares on such record date (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly."

7. "**THAT** the Directors be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of Resolution 6 in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

By order of the Board

Chu Ka Yee
Company Secretary

Hong Kong,
18 April 2008

Notes:

1. Any member entitled to attend and vote at the Meeting is entitled to appoint one or not exceeding two proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office at 75th Floor, The Center, 99 Queen's Road Central, Hong Kong at least 48 hours before the time for holding the Meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3. The Directors have recommended a final dividend for the year ended 31 December 2007 of RMB0.20 per share and subject to the passing of the Resolution 2 above, the dividend is expected to be paid in Hong Kong dollars on or about 12 June 2008 to those shareholders whose names appear on the Company's register of shareholders on 16 May 2008.

4. The Register of the shareholders will be closed from 14 May 2008 to 16 May 2008 (both days inclusive), during which dates no transfer of shares of the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant certificates must be lodged with the Company's Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong no later than 4:30 p.m. on 13 May 2008.

5. In relation to the Ordinary Resolution set out in item 5 of the Notice, the Directors wish to state that they will exercise the powers conferred thereby to repurchase Shares in circumstances which they deem appropriate or for the benefit of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own Shares, as required by the Listing Rules, will be set out in a separate circular from the Company to be enclosed with the 2007 annual report.

6. The votes to be taken at the Meeting will be taken by poll, the results of which will be announced after the Meeting. Under the Articles of Association, a poll can be demanded by: (i) the Chairman of the Meeting; or (ii) at least three shareholders of the Company (the "Shareholders") present in person (or if the Shareholder is a corporate, present by its duly authorised representative) or by proxy and entitled to vote at the Meeting; or (iii) any Shareholder or Shareholders present in person (or if the Shareholder is a corporate, present by its duly authorised representative) or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all Shareholders having the right to attend and vote at the Meeting; or (iv) any Shareholder or Shareholders present in person (or if the Shareholder is a corporate, present by its duly authorised representative) or by proxy and holding shares conferring a right to attend and vote at the Meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid on all shares conferring that right.

Independent Auditor's Report

TO THE SHAREHOLDERS OF CHINA UNICOM LIMITED
(Incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of China Unicom Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 65 to 160, which comprise the consolidated and company balance sheets as at 31 December 2007, and the consolidated income statement, the consolidated statement of changes in equity, and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong,
27 March 2008

Consolidated Balance Sheet

As at 31 December 2007
(All amounts in Renminbi ("RMB") thousands)

	Note	As at 31 December 2007	2006 As restated (Note 2.1)
ASSETS			
Non-current assets			
Property, plant and equipment	6	**116,162,165**	112,795,627
Goodwill	7	**3,143,983**	3,143,983
Other assets	8	**12,855,199**	11,356,812
Deferred income tax assets	9	**426,902**	309,668
		132,588,249	127,606,090
Current assets			
Inventories	10	**2,528,364**	2,373,871
Accounts receivable, net	11	**3,211,154**	3,442,211
Prepayments and other current assets	12	**3,516,279**	2,039,840
Amounts due from related parties	33.1	**109,096**	257,170
Amounts due from Domestic Carriers	33.2	**149,736**	138,521
Short-term bank deposits	13	**644,016**	195,820
Cash and cash equivalents	14	**6,675,476**	12,243,191
		16,834,121	20,690,624
Total assets		**149,422,370**	148,296,714
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	15	**1,436,908**	1,344,440
Share premium	15	**64,320,066**	53,222,976
Reserves	16	**3,968,515**	4,007,437
Retained profits			
– Proposed final dividend	31	**2,726,858**	2,282,578
– Others		**24,760,833**	19,003,893
		97,213,180	79,861,324
Minority interest in equity	22(a)	**3,914**	2,841
Total equity		**97,217,094**	79,864,165

(All amounts in RMB thousands)

	Note	As at 31 December 2007	2006 As restated (Note 2.1)
LIABILITIES			
Non-current liabilities			
Long-term bank loans	17	**1,660,921**	4,139,349
Convertible bonds	18	**-**	10,324,949
Obligations under finance leases	19	**3,882**	10,230
Deferred income tax liabilities	9	**5,864**	5,879
Deferred revenue	4.2(b)	**1,303,015**	2,260,728
		2,973,682	16,741,135
Current liabilities			
Payables and accrued liabilities	20	**32,031,307**	26,543,904
Taxes payable		**1,239,512**	1,634,316
Amounts due to Unicom Group	33.1	**820,699**	1,088,297
Amounts due to related parties	33.1	**769,558**	328,702
Amounts due to Domestic Carriers	33.2	**600,283**	854,885
Short-term bonds	21	**-**	7,087,217
Current portion of long-term bank loans	17	**2,191,382**	3,984,350
Current portion of obligations under finance leases	19	**1,448**	100,004
Advances from customers		**11,577,405**	10,069,739
		49,231,594	51,691,414
Total liabilities		**52,205,276**	68,432,549
Total equity and liabilities		**149,422,370**	148,296,714
Net current liabilities		**(32,397,473)**	(31,000,790)
Total assets less current liabilities		**100,190,776**	96,605,300

The notes on pages 75 to 160 are an integral part of these consolidated financial statements.

Approved by the Board of Directors on 27 March 2008 and signed on behalf of the Board by

Chang Xiaobing
Director

Tong Jilu
Director

Balance Sheet

As at 31 December 2007
(All amounts in RMB thousands)

	Note	As at 31 December 2007	2006
ASSETS			
Non-current assets			
Investments in subsidiaries	22(a)	**55,436,519**	55,341,026
Property, plant and equipment	6	**37,003**	38,646
Long-term loans to subsidiaries	22(b)	**8,729,005**	11,703,499
		64,202,527	67,083,171
Current assets			
Prepayments and other current assets	12	**11,796**	10,990
Amounts due from Unicom Group	33.1	**30**	22
Amounts due from a subsidiary	22(c)	**2,847,213**	169,889
Dividend receivable		**2,249,500**	3,200,000
Current portion of long-term loans to subsidiaries	22(b)	**2,246,966**	–
Short-term bank deposits	13	**635,645**	187,449
Cash and cash equivalents	14	**494,260**	920,001
		8,485,410	4,488,351
Total assets		**72,687,937**	71,571,522
EQUITY			
Capital and reserve attributable to the Company's equity holders			
Share capital	15	**1,436,908**	1,344,440
Share premium	15	**64,320,066**	53,222,976
Reserves	16	**363,167**	264,173
Retained profits			
– Proposed final dividend	31	**2,726,858**	2,282,578
– Others		**113,199**	85,201
Total equity		**68,960,198**	57,199,368

(All amounts in RMB thousands)

	Note	As at 31 December 2007	2006
LIABILITIES			
Non-current liabilities			
Long-term bank loans	17	**1,460,921**	3,904,349
Convertible bonds	18	**-**	10,324,949
		1,460,921	14,229,298
Current liabilities			
Payables and accrued liabilities	20	**57,617**	68,071
Amounts due to subsidiaries	22(c)	**17,819**	74,785
Current portion of long-term bank loans	17	**2,191,382**	-
		2,266,818	142,856
Total liabilities		**3,727,739**	14,372,154
Total equity and liabilities		**72,687,937**	71,571,522
Net current assets		**6,218,592**	4,345,495
Total assets less current liabilities		**70,421,119**	71,428,666

The notes on pages 75 to 160 are an integral part of this financial statement.

Approved by the Board of Directors on 27 March 2008 and signed on behalf of the Board by:

Chang Xiaobing
Director

Tong Jilu
Director

Consolidated Income Statement

For the year ended 31 December 2007
(All amounts in RMB thousands,
except per share data)

		Year ended 31 December	
	Note	**2007**	2006 As restated (Note 2.1)
Revenue (Turnover)			
GSM Business	5, 23, 33	**62,775,304**	59,882,238
CDMA Business	5, 23, 33	**27,730,240**	27,876,475
Data and Internet Business	5, 23, 33	**2,625,853**	2,320,392
Long Distance Business	5, 23, 33	**1,507,501**	1,014,550
Total service revenue		**94,638,898**	91,093,655
Sales of telecommunications products	5, 23	**4,900,489**	4,253,660
Total revenue	5, 23	**99,539,387**	95,347,315
Leased lines and network capacities	25, 33	**(9,135,497)**	(8,942,999)
Interconnection charges	33	**(10,906,819)**	(9,671,225)
Depreciation and amortisation	25	**(22,677,167)**	(22,686,568)
Employee benefit expenses	26, 27, 28	**(7,139,988)**	(6,680,679)
Selling and marketing	25, 33	**(19,681,372)**	(19,571,330)
General, administrative and other expenses	25, 33	**(14,639,362)**	(13,543,391)
Cost of telecommunications products sold	25	**(5,031,706)**	(4,914,876)
Financial gains/(costs)	25	**87,008**	(659,632)
Interest income		**186,243**	263,542
Realised/unrealised loss on changes in fair value of derivative component of convertible bonds	18	**(568,860)**	(2,396,592)
Other gains – net	24	**2,923,160**	21,347
Profit before income tax		**12,955,027**	6,564,912
Income tax expenses	9	**(3,654,170)**	(2,763,885)
Profit for the year		**9,300,857**	3,801,027
Attributable to:			
Equity holders of the Company		**9,299,784**	3,800,920
Minority interest		**1,073**	107
		9,300,857	3,801,027
Proposed final dividend	31	**2,726,858**	2,282,578
Dividend paid during the year	31	**2,284,942**	1,384,146

The notes on pages 75 to 160 are an integral part of these consolidated financial statements.

	Note	Year ended 31 December 2007	2006 As restated (Note 2.1)
Earnings per share for profit attributable to the equity holders of the Company during the year			
Basic earnings per share (RMB)	30	**0.713**	0.302
Diluted earnings per share (RMB)	30	**0.707**	0.300
Number of shares outstanding for basic earnings (in thousands)	30	**13,036,566**	12,599,018
Number of shares outstanding for diluted earnings (in thousands)	30	**13,161,089**	12,649,306
Basic earnings per ADS (RMB)	30	**7.134**	3.017
Diluted earnings per ADS (RMB)	30	**7.066**	3.005
Number of ADS outstanding for basic earnings (in thousands)	30	**1,303,657**	1,259,902
Number of ADS outstanding for diluted earnings (in thousands)	30	**1,316,109**	1,264,931

The notes on pages 75 to 160 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31 December 2007
(All amounts in RMB thousands)

	The Group									
	Share capital	Share premium	Employee share-based compensation reserve	Revaluation reserve	Statutory reserves	Other reserve	Retained profits	Total	Minority interest	Total equity
Balance at 1 January 2006 (As previously reported)	1,333,621	52,601,014	215,361	176,853	2,435,117	-	19,522,379	76,284,345	2,734	76,287,079
Adjusted for Business Combination under common control (Note 1)	-	-	-	-	-	383,411	-	383,411	-	383,411
Balance at 1 January 2006 (As restated)	1,333,621	52,601,014	215,361	176,853	2,435,117	383,411	19,522,379	76,667,756	2,734	76,670,490
Revaluation of buildings – gross (Note 6)	-	-	-	200,330	-	-	-	200,330	-	200,330
Revaluation of buildings – tax (Note 6)	-	-	-	(105,129)	-	-	-	(105,129)	-	(105,129)
Net income and expense recognised directly in equity	-	-	-	95,201	-	-	-	95,201	-	95,201
Profit for the year	-	-	-	-	-	-	3,800,920	3,800,920	107	3,801,027
Total recognised income and expense for 2006	-	-	-	95,201	-	-	3,800,920	3,896,121	107	3,896,228
Employee share option scheme:										
– Value of employee services	-	-	146,294	-	-	-	-	146,294	-	146,294
– Recognition of share issued on exercise of options (Note 29)	10,819	621,962	(97,482)	-	-	-	-	535,299	-	535,299
Transfer of retained profits to other reserve due to Business Combination under common control (Note 1)	-	-	-	-	-	69,096	(69,096)	-	-	-
Appropriation to statutory reserve (Note 16)	-	-	-	-	583,586	-	(583,586)	-	-	-
Dividends relating to 2005 (Note 31)	-	-	-	-	-	-	(1,384,146)	(1,384,146)	-	(1,384,146)
Balance at 31 December 2006 (As restated)	1,344,440	53,222,976	264,173	272,054	3,018,703	452,507	21,286,471	79,861,324	2,841	79,864,165
Balance at 1 January 2007 (As previously reported)	1,344,440	53,222,976	264,173	272,054	3,018,703	-	21,286,471	79,408,617	2,841	79,411,658
Adjusted for Business Combination under common control (Note 1)	-	-	-	-	-	452,507	-	452,507	-	452,507
Balance at 1 January 2007 (As restated)	1,344,440	53,222,976	264,173	272,054	3,018,703	452,507	21,286,471	79,861,324	2,841	79,864,165
Revaluation of buildings – tax (Note 6)	-	-	-	29,482	-	-	-	29,482	-	29,482
Net income and expense recognised directly in equity	-	-	-	29,482	-	-	-	29,482	-	29,482
Profit for the year	-	-	-	-	-	-	9,299,784	9,299,784	1,073	9,300,857
Total recognised income and expense for 2007	-	-	-	29,482	-	-	9,299,784	9,329,266	1,073	9,330,339
Employee share option scheme:										
– Value of employee services	-	-	157,262	-	-	-	-	157,262	-	157,262
– Recognition of share issued on exercise of options (Note 29)	5,206	366,324	(58,268)	-	-	-	-	313,262	-	313,262
Conversion of convertible bonds (Note 18)	87,262	10,730,766	-	-	-	-	-	10,818,028	-	10,818,028
Consideration for purchase of entity under common control (Note 1)	-	-	-	-	-	(880,000)	-	(880,000)	-	(880,000)
Transfer of retained profits to other reserve due to Business Combination under common control (Note 1)	-	-	-	-	-	95,277	(95,277)	-	-	-
Transfer of profit of entity under common control to Unicom Group (Note 1)	-	-	-	-	-	(101,020)	-	(101,020)	-	(101,020)
Appropriation to statutory reserve (Note 16)	-	-	-	-	718,345	-	(718,345)	-	-	-
Dividends relating to 2006 (Note 31)	-	-	-	-	-	-	(2,284,942)	(2,284,942)	-	(2,284,942)
Balance at 31 December 2007	1,436,908	64,320,066	363,167	301,536	3,737,048	(433,236)	27,487,691	97,213,180	3,914	97,217,094

The notes on pages 75 to 160 are an integral part of these consolidated financial statements.

Statement of Changes in Equity

For the year ended 31 December 2007
(All amounts in RMB thousands)

	The Company				
	Share capital	Share premium	Employee share-based compensation reserve	Retained profits	Total equity
Balance at 1 January 2006	1,333,621	52,601,014	215,361	3,093,121	57,243,117
Profit for the year	–	–	–	658,804	658,804
Employee share option scheme:					
– Value of employee services	–	–	146,294	–	146,294
– Recognition of shares issued on exercise of options (Note 29)	10,819	621,962	(97,482)	–	535,299
Dividends relating to 2005 (Note 31)	–	–	–	(1,384,146)	(1,384,146)
Balance at 31 December 2006	1,344,440	53,222,976	264,173	2,367,779	57,199,368
Profit for the year	–	–	–	2,757,220	2,757,220
Employee share option scheme:					
– Value of employee services	–	–	157,262	–	157,262
– Recognition of shares issued on exercise of options (Note 29)	5,206	366,324	(58,268)	–	313,262
Dividends relating to 2006 (Note 31)	–	–	–	(2,284,942)	(2,284,942)
Conversion of convertible bonds (Note 18)	87,262	10,730,766	–	–	10,818,028
Balance at 31 December 2007	1,436,908	64,320,066	363,167	2,840,057	68,960,198

The notes on pages 75 to 160 are an integral part of this financial statement.

Consolidated Cash Flow Statement

For the year ended 31 December 2007
(All amounts in RMB thousands)

	Note	Year ended 31 December	
	Note	**2007**	2006 As restated (Note 2.1)
Cash flows from operating activities			
Cash generated from operations	(a)	**36,836,129**	39,217,031
Interest received		**188,555**	251,222
Interest paid		**(498,080)**	(1,212,745)
Income tax paid		**(4,195,111)**	(2,113,144)
Net cash generated from operating activities		**32,331,493**	36,142,364
Cash flows from investing activities			
Purchase of property, plant and equipment		**(21,501,863)**	(16,977,370)
Proceeds from sale of property, plant and equipment		**82,029**	59,455
Consideration for purchase of entity under common control	1	**(880,000)**	–
(Increase)/decrease in short-term bank deposits		**(448,196)**	86,637
Purchase of other assets		**(2,218,552)**	(743,336)
Net cash used in investing activities		**(24,966,582)**	(17,574,614)
Cash flows from financing activities			
Proceeds from exercise of share options		**313,262**	535,299
Proceeds from short-term bonds		**–**	6,949,700
Proceeds from short-term bank loans		**–**	2,143,000
Proceeds from long-term bank loans		**–**	1,345,050
Proceeds from issuance of convertible bonds		**–**	7,993,500
Repayment of short-term bonds		**(6,969,700)**	(9,731,800)
Repayment of short-term bank loans		**–**	(8,905,858)
Repayment of long-term bank loans		**(3,991,246)**	(10,758,599)
Dividends paid to the Company's equity holders	31	**(2,284,942)**	(1,384,146)
Net cash used in financing activities		**(12,932,626)**	(11,813,854)
Net (decrease)/increase in cash and cash equivalents		**(5,567,715)**	6,753,896
Cash and cash equivalents, beginning of year		**12,243,191**	5,489,295
Cash and cash equivalents, end of year	14	**6,675,476**	12,243,191
Analysis of the balances of cash and cash equivalents:			
Cash balances		**4,155**	4,549
Bank balances		**6,671,321**	12,238,642
		6,675,476	12,243,191

The notes on pages 75 to 160 are an integral part of these consolidated financial statements.

(All amounts in RMB thousands)

(a) The reconciliation of profit before income tax to cash generated from operations is as follows:

	Year ended 31 December	
	2007	2006 As restated (Note 2.1)
Profit before income tax	**12,955,027**	6,564,912
Adjustments for:		
Depreciation and amortisation	**22,677,167**	22,686,568
Amortisation of customer acquisition costs of contractual CDMA subscribers	**4,000,358**	4,375,353
Interest income	**(186,243)**	(263,542)
Financial (gains)/costs	**(256,794)**	460,003
Loss on disposal of property, plant and equipment	**109,021**	144,950
Share-based compensation costs	**157,262**	146,294
Provision for doubtful debts	**1,727,009**	1,753,915
Realised/unrealised loss on changes in fair value of derivative component of convertible bonds	**568,860**	2,396,592
Changes in working capital:		
Increase in accounts receivable	**(1,495,952)**	(591,235)
Increase in inventories	**(154,493)**	(214,437)
Increase in other assets	**(3,103,991)**	(1,877,314)
Increase in prepayments and other current assets	**(2,165,549)**	(415,625)
Increase in amounts due from Domestic Carriers	**(11,215)**	(36)
Decrease in amounts due from related parties	**148,074**	220,750
Increase in payables and accrued liabilities	**1,499,999**	2,300,159
Increase in advances from customers	**1,507,666**	2,097,677
Decrease in deferred revenue	**(957,713)**	(1,106,934)
(Decrease)/increase in amounts due to Domestic Carriers	**(254,602)**	18,017
(Decrease)/increase in amounts due to Unicom Group	**(368,618)**	308,883
Increase in amounts due to related parties	**440,856**	212,081
Cash generated from operations	**36,836,129**	39,217,031

(b) Major non-cash transactions:

(i) Payables to equipment suppliers for construction-in-progress during 2007 increased by approximately RMB4.0 billion (2006: approximately RMB5.1 billion).

(ii) On 20 August 2007, the USD1 billion convertible bonds were fully converted into 899,745,075 ordinary shares of HKD0.1 each of the Company. Please refer to Note 18 for details.

The notes on pages 75 to 160 are an integral part of these consolidated financial statements.

(All amounts in RMB thousands unless otherwise stated)

1. ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom Limited (the "Company") was incorporated as a limited liability company in the Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on 8 February 2000. The principal activities of the Company are investment holding and the Company's subsidiaries are principally engaged in the provision of GSM and CDMA cellular, long distance, data and Internet services in the PRC. The GSM and CDMA businesses are hereinafter collectively referred to as the "Cellular Business". The Company and its subsidiaries are hereinafter referred to as the "Group". The address of its registered office is 75th Floor, The Center, 99 Queen's Road Central, Hong Kong.

The shares of the Company were listed on the Stock Exchange of Hong Kong Limited ("SEHK") on 22 June 2000 and the American Depositary Shares of the Company were listed on the New York Stock Exchange on 21 June 2000.

The immediate holding company of the Company is China Unicom (BVI) Limited ("Unicom BVI"). The majority of the equity interests in Unicom BVI is owned by China United Telecommunications Corporation Limited ("A Share Company", a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interest in A Share Company is owned by China United Telecommunications Corporation (a state-owned enterprise established in the PRC, hereinafter referred to as "Unicom Group"). The directors of the Company consider Unicom Group to be the ultimate holding company.

Purchase of assets and business of Guizhou branch of Unicom Group (hereinafter referred to as "Business Combination")

Pursuant to an asset transfer agreement entered between China Unicom Corporation Limited ("CUCL", a subsidiary of the Company) and Unicom Group on 16 November 2007, CUCL agreed to purchase the GSM cellular telecommunication assets and business, and the CDMA cellular telecommunication business (operated through a leasing of CDMA network capacity from Unicom New Horizon Mobile Telecommunications Company Limited ("Unicom New Horizon", a wholly-owned subsidiary of Unicom Group)) of Guizhou branch of Unicom Group ("Guizhou Business") at a cash consideration of RMB880 million. The consideration for the Business Combination was determined with reference to the results of a business valuation using methods commonly used in capital market transactions in the telecommunications industry and the negotiations between the parties. In addition, pursuant to the asset transfer agreement, the profit or loss of the Guizhou Business for the period from 31 December 2006 to the effective date of the Business Combination was transferred to Unicom Group.

The aforementioned Business Combination became effective on 31 December 2007, when all the conditions to the Business Combination were satisfied and cash consideration was settled by CUCL. Upon the completion of the Business Combination, the cellular telecommunications business operations of CUCL have been expanded to all provinces, cities and autonomous regions in the PRC. The Company has adopted merger accounting to account for this business combination of entities and businesses under the common control of Unicom Group. Please refer to Note 2.1 for details.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of Preparation

The consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of buildings, financial assets and financial liabilities (including derivative financial instruments) at fair value through profit or loss. They have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (HKAS) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), and the requirements of the Hong Kong Companies Ordinance. They also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the SEHK. The consolidated financial statements prepared by the PRC subsidiaries for PRC statutory reporting purposes are based on the Chinese Accounting Standards for Business Enterprises ("CAS") issued by the Ministry of Finance, which were effective from 1 January 2007 with certain transitional provisions. There are certain differences between the Group's HKFRS financial statements and PRC statutory financial statements. The principle adjustments made on PRC statutory financial statements to conform to HKFRS include the following:

- reversal of revaluation surplus and related depreciation and amortisation charges arising from the revaluation of assets performed by independent valuers for the purpose of reporting to relevant PRC government authorities prior to 1 January 2007;
- recognition of goodwill associated with the acquisition of subsidiaries prior to 2005;
- capitalisation of the direct costs associated with the acquisition of subsidiaries prior to 2005;
- additional capitalisation of borrowing costs prior to the adoption of CAS on 1 January 2007;
- capitalisation and amortisation of upfront non-refundable revenue and the related direct incremental costs for activating cellular subscribers prior to the adoption of CAS on 1 January 2007; and
- adjustments on deferred taxation in relation to HKFRS adjustments.

(All amounts in RMB thousands unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1 Basis of Preparation (continued)

Since the Group and Guizhou Business were both under the common control of Unicom Group prior to the Business Combination, the purchase of Guizhou Business is considered as a business combination of entities and businesses under common control, which has been accounted for using merger accounting in accordance with the Accounting Guideline 5 "Merger Accounting For Common Control Combinations" ("AG 5") issued by the HKICPA in November 2005. The acquired assets and liabilities of Guizhou Business are stated at historical cost, and are included in the consolidated financial statements from the beginning of the earliest period presented as if the Guizhou Business had always been part of the Group. As a result, the 2006 comparative figures in the consolidated financial statements have been restated accordingly.

The following tables summarise the combined results of operations and the financial positions of the Group and Guizhou Business as at and for the years ended 31 December 2007 and 2006 to reflect the impact of the effect of the Business Combination under common control:

	The Group (before the Business Combination)	Guizhou Business	Elimination	The Group (after the Business Combination)
For the year ended/as at 31 December 2007				
Results of operations:				
Revenue (Turnover)	98,515,372	1,407,223	(383,208)	99,539,387
Profit for the year	9,205,580	95,277	-	9,300,857
Basic earnings per share (RMB)	0.706	-	-	0.713
Financial position:				
Non-current assets	130,763,519	1,824,730	-	132,588,249
Current assets	16,857,746	165,824	(189,449)	16,834,121
Total assets	147,621,265	1,990,554	(189,449)	149,422,370
Non-current liabilities	2,960,312	13,370	-	2,973,682
Current liabilities	47,890,623	1,530,420	(189,449)	49,231,594
Total liabilities	50,850,935	1,543,790	(189,449)	52,205,276
Net assets	96,770,330	446,764	-	97,217,094

(All amounts in RMB thousands unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1 Basis of Preparation (continued)

	The Group (before the Business Combination)	Guizhou Business	Elimination	The Group (after the Business Combination)
For the year ended/as at 31 December 2006				
Results of operations:				
Revenue (Turnover)	94,294,493	1,352,867	(300,045)	95,347,315
Profit for the year	3,731,931	69,096	–	3,801,027
Basic earnings per share (RMB)	0.296	–	–	0.302
Financial position:				
Non-current assets	126,011,725	1,594,365	–	127,606,090
Current assets	20,426,261	303,215	(38,852)	20,690,624
Total assets	146,437,986	1,897,580	(38,852)	148,296,714
Non-current liabilities	16,723,791	17,344	–	16,741,135
Current liabilities	50,302,537	1,427,729	(38,852)	51,691,414
Total liabilities	67,026,328	1,445,073	(38,852)	68,432,549
Net assets	79,411,658	452,507	–	79,864,165

As at 31 December 2007, the current liabilities of the Group had exceeded the current assets by approximately RMB32.4 billion (31 December 2006: approximately RMB31.0 billion). Taking into account of available sources of financing and continuous net cash inflows from operating activities, the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the consolidated financial statements of the Group for the year ended 31 December 2007 have been prepared under the going concern basis.

The preparation of the consolidated financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1 Basis of Preparation (continued)

(a) Standards, amendments and interpretations effective in 2007 that are relevant and are applicable to the Group's operation

- HKFRS 7, "Financial instruments: Disclosures", and the complementary amendment to HKAS 1, "Presentation of financial statements – Capital disclosures", introduce new disclosures relating to financial instruments and capital management which do not have any significant impact on the classification and valuation of the Group's financial instruments.

- HK(IFRIC)-Int 8, "Scope of HKFRS 2", requires consideration of transactions involving the issuance of equity instruments, where the identifiable consideration received is less than the fair value of the equity instruments issued in order to establish whether or not they fall within the scope of HKFRS 2. This interpretation does not have any significant impact on the Group's consolidated financial statements.

- HK(IFRIC)-Int 9, "Reassessment of embedded derivatives", requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. As the Group did not change the terms of these kind of contracts, this interpretation does not have any impact on the Group's consolidated financial statements.

- HK(IFRIC)-Int 10, "Interim financial reporting and impairment", prohibits the impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. This interpretation does not have any significant impact on the Group's consolidated financial statements.

(b) Interpretation to existing standards effective in 2007 and not relevant for the Group's operation

- HK(IFRIC)-Int 7, "Applying the restatement approach under HKAS 29, Financial reporting in hyperinflationary economies", provides guidance on how to apply requirements of HKAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when the economy was not hyperinflationary in the prior period. As none of the group entities have a currency of hyperinflationary economy as its functional currency, this interpretation is not relevant to the Group's operation.

(All amounts in RMB thousands unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1 Basis of Preparation (continued)

(c) Standards, amendments and interpretations to existing standards that are not yet effective in 2007 and have not been early adopted by the Group

- HKFRS 8, "Operating segments" (effective for annual periods beginning on or after 1 January 2009), replaces HKAS 14 and aligns segment reporting with the requirements of the US Standard SFAS 131, "Disclosures about segments of an enterprise and related information". The new standard requires a "management approach", under which segment information is presented on the same basis as that used for internal reporting purposes. The Group will apply HKFRS 8 from 1 January 2009. This standard is not expected to have any significant impact on the classification and presentation of the Group's consolidated financial statements.

- (Revised) HKAS 1, "Presentation of financial statements" (effective for annual periods beginning on or after 1 January 2009). The revised HKAS 1 affects the presentation of owner changes in equity and of comprehensive income. It does not change the recognition, measurement or disclosures of specific transactions and other events required by other HKFRS. Management is currently assessing the impact of (Revised) HKAS 1 on the Group's consolidated financial statements but the probable key impact will be on the manner in which the Group presents financial statements.

- HKAS 23 (Amendment), "Borrowing costs" (applied to borrowing cost related to qualifying assets for which the commencement date for capitalisation is on or after 1 January 2009). The amendment requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. HKAS 23 (Amendment) is not expected to have a material impact on the Group's consolidated financial statements.

- HK(IFRIC)-Int 11, "Group and treasury share transactions" (effective for annual periods beginning on or after 1 March 2007), provides guidance on whether share-based transactions involving treasury shares or involving group entities (for example, options over parent's shares) should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and group companies. Management is currently assessing the impact of HK(IFRIC)-Int 11 on the Group's and the Company's financial statements.

- HK(IFRIC)-Int 13, "Customer loyalty programmes" (effective for annual periods beginning on or after 1 July 2008), clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free services/products), the arrangement is a multiple-element arrangement and the consideration received or receivable from the customer is allocated between the components of the arrangement using fair values. Management is currently assessing the impact of HK(IFRIC)-Int 13 on the Group's operations and consolidated financial statements.

(All amounts in RMB thousands unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1 Basis of Preparation (continued)

(d) Interpretations to existing standards that are not yet effective and not relevant for the Group's operations

- HK(IFRIC)-Int 12, "Service concession arrangements" (effective for annual periods beginning on or after 1 January 2008). HK(IFRIC)-Int 12 applies to contractual arrangements whereby a private sector operator participates in the development, financing, operation and maintenance of infrastructure for public sector services. HK(IFRIC)-Int 12 is not relevant to the Group's operations because the Group did not involve in such arrangements.

- HK(IFRIC)-Int 14, "The limit on a defined benefit asset, minimum funding requirements and their interaction" (effective for annual periods beginning on or after 1 January 2008). HK(IFRIC)-Int 14 provides guidance on assessing the limit in HKAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. HK(IFRIC)-Int 14 is not relevant to the Group's operations because none of the Group's companies have defined benefit assets.

2.2 Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to 31 December.

(a) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The Group has acquired the equity interests of certain subsidiaries prior to 2005 (refer to Note 7 for details). Prior to the adoption of HKFRS in 2005, the Group accounted for the acquisition of subsidiaries under common control in accordance with the original HK SSAP 27 "Accounting for Group Reconstructions" ("HK SSAP 27") under the previous accounting principles generally accepted in Hong Kong and the requirement of the Hong Kong Companies Ordinance. Since the criteria for applying merger accounting under the HK SSAP 27 was not satisfied, the purchase method of accounting was used to account for the acquisitions of those subsidiaries (including common control transactions) by the Group prior to 2005.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2 Consolidation (continued)

(a) Subsidiaries (continued)

Under the purchase method of accounting, the cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the Group's share of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Upon the adoption of HKFRS in 2005, merger accounting is used by the Group to account for the business combination of entities and businesses under common control in accordance with AG 5 issued by the HKICPA. The results of operations and financial position of such entities or businesses are included in the consolidated financial statements as if the businesses were always part of the Group from the beginning of the earliest period presented or since the date when the combining entities or businesses first came under common control, where this is a shorter period, regardless of the date of the common control combination.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries would be changed when necessary in the consolidated financial statements to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(b) Minority interests

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheets and statements of changes in equity within equity, separately from equity attributable to the equity holders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statements as an allocation of the total profit or loss for the year between minority shareholders and the equity holders of the Company.

Where losses applicable to the minority exceed the minority's interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2 Consolidation (continued)

(b) Minority interests (continued)

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains or losses for the Group that are recorded in the consolidated financial statements. Purchases from minority interests result in goodwill, being the difference of any consideration paid and the relevant share of the carrying value of the net assets of the subsidiary acquired.

2.3 Segment Reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. The Group has not presented geographical segments as the Group operates primarily in one geographical segment. This is also consistent with the Group's internal financial reporting.

Unallocated costs primarily represent corporate expenses, realised/unrealised loss on changes in fair value of derivative component of convertible bonds and income tax expense, whilst unallocated income represents interest income and other gains (including the tax refund on reinvestment in a subsidiary) that cannot be identified to different operating segments. Segment assets consist primarily of property, plant and equipment, other assets, prepayments, inventories, receivables and operating cash. Segment liabilities primarily comprise operating liabilities. Capital expenditure mainly comprises additions to property, plant and equipment.

2.4 Foreign Currency Translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entities operate ("the functional currency"). The consolidated financial statements are presented in RMB, which is the Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.5 Property, Plant and Equipment

Buildings are stated at fair value, based on periodic valuations by external independent valuers, less subsequent depreciation for buildings. The last external independent valuations were performed on buildings as at 31 August 2006. In the intervening years, the directors review the carrying value of buildings and adjustment is made where in the directors' opinion there has been a material change in value. Other property, plant and equipment, comprising leasehold improvements, plant, telecommunications equipment, office furniture, fixtures and others are stated at historical cost less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable at the time the costs are incurred that future economic benefits associated with the item will flow to the Group, and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Increases in the carrying amount arising from revaluation of buildings are credited to the revaluation reserve in shareholders' equity. Decreases that offset previous increases on the same asset are charged against the revaluation reserve directly in equity, all other decreases are charged to the income statement. Upon the disposal or retirement of revaluated buildings, the realised portion of the revaluation reserve is transferred from the revaluation reserve to retained profits.

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their costs or revalued amounts less their residual values over their estimated useful lives, as follows:

	Depreciable life	Residual rate
Buildings	10 – 40 years	3%
Telecommunications equipment	5 – 15 years	3%
Office furniture, fixtures and others	5 – 7 years	3%

Leasehold improvements are depreciated over the shorter of their estimated useful lives and the lease periods.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Construction-in-progress ("CIP") represents buildings, plant and equipment under construction and pending installation, and is stated at cost less accumulated impairment losses. Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the construction period. No provision for depreciation is made on construction-in-progress until such time as the assets are completed and ready for use.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.5 Property, Plant and Equipment (continued)

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2.8).

Gain or loss on disposal of a property, plant or equipment are determined by comparing the net sales proceeds with the carrying amounts, and are recognised within "general, administrative and other expenses" in the income statement. When revalued assets are sold, the amounts included in the revaluation reserve are transferred to retained profits.

2.6 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gain or loss on the disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The Group has allocated goodwill to the GSM Business and the CDMA Business which it operates (Note 2.8).

2.7 Other Assets

Other assets mainly represent (i) capitalised direct incremental costs for activating GSM and CDMA subscribers; (ii) customer acquisition costs under contractual CDMA subscriber packages; (iii) computer software; (iv) prepaid rental for premises and leased lines; and (v) prepayment for land use rights.

Capitalised direct incremental costs for activating GSM and CDMA subscribers, including costs of SIM/UIM cards and commissions which are directly associated with upfront non-refundable revenue received upon activation of cellular services, are amortised over the expected customer service periods. The expected customer service periods are estimated based on the expected stabilised churn rates of subscribers.

Customer acquisition costs under contractual CDMA subscriber packages represent the cost of CDMA handsets given to contractual subscribers under special promotional packages. Such customer acquisition costs, to the extent recoverable, are amortised over the contractual period (not exceeding 2 years) during which the minimum contract revenue is expected to flow to the Group. Customer acquisition costs of contractual CDMA subscribers are included in "prepayment and other current assets" when the customer contract is within 1 year of expiry, whereas they are recorded as "other assets" when the unexpired contract period is over 1 year.

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.7 Other Assets (continued)

Long-term prepaid rental for premises and leased lines are amortised using a straight-line method over the lease period.

Long-term prepayment for land use rights are amortised over the period of the lease on a straight-line basis.

2.8 Impairment of Non-Financial Assets

Assets that have an indefinite useful life or are not yet available for use are not subject to amortisation and are tested for impairment at each balance sheet date. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of (i) an asset's fair value less costs to sell and (ii) value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that suffered from impairment are reviewed for possible reversal of the impairment at each reporting date.

2.9 Inventories

Inventories, which principally comprise handsets, SIM cards, UIM cards and accessories, are stated at the lower of cost and net realisable value. Cost is based on the weighted average method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realisable value for all the inventories including CDMA handsets is determined on the basis of anticipated sales proceeds less estimated selling expenses.

2.10 Accounts Receivable and Other Receivables

Accounts receivable and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of accounts receivable and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the assets' carrying amount and the present value of estimated future cash flows. The carrying amount of the assets is reduced through the use of a provision account, and the amount of the loss is recognised within "general, administrative and other expenses" in the income statement. When a receivable is proven to be uncollectible with sufficient evidence, it is written off against the provision account for receivables. Subsequent recoveries of amounts previously written off are credited against "general, administrative and other expenses" in the income statement.

2.11 Short-term Bank Deposits

Short-term bank deposits are cash invested in fixed-term deposits with original maturities ranging from more than 3 months to 1 year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.12 Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of 3 months or less.

2.13 Convertible Bonds

As the functional currency of the Group is RMB, the conversion of the convertible bonds denominated in Hong Kong Dollars did not result in settlement by the exchange of a fixed amount of cash in RMB, the functional currency of the Group, for a fixed number of the Company's shares. In accordance with the requirements of HKAS 39, "Financial Instruments – Recognition and Measurement", the convertible bond contract must be separated into two component elements: a derivative component consisting of the conversion option and a liability component consisting of the straight debt element of the bonds.

On the issue of the convertible bonds, the fair value of the embedded conversion option was calculated using the Binomial model. The derivative component, the embedded conversion option, was carried at fair value on the balance sheet with any changes in fair value being charged or credited to the income statement in the period when the change occurred. The remainder of the proceeds was allocated to the debt element of the bonds, net of transaction costs, and was recorded as the liability component. The liability component was subsequently carried at amortised cost until extinguished on conversion or redemption. Interest expense was calculated using the effective interest method by applying the effective interest rate to the liability component through the maturity date.

If the convertible bonds were converted, the carrying amounts of the derivative and liability components were transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds were redeemed, any difference between the amount paid and the carrying amounts of both components was recognised in the income statement.

2.14 Deferred Revenue and Advances from Customers

(a) Deferred revenue

Deferred revenue represents upfront non-refundable revenue, including connection fee and receipts from activation of SIM/UIM cards relating to GSM and CDMA businesses, which are deferred and recognised over the expected service period.

(b) Advances from customers

Advances from customers are amounts paid by customers for GSM and CDMA prepaid cards, Internet protocol ("IP") telephone cards, other calling cards and GSM and CDMA prepaid service fees, which cover future telecommunications services (over a period of one to twelve months). Advances from customers are stated at the amount of proceeds received less the amount already recognised as revenues upon the rendering of services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.15 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost, any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.16 Employee Benefits

(a) Retirement benefits

The Group participates in defined contribution pension schemes. For defined contribution plan, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expenses when they are due. Prepaid contributions are recognised as an asset to the extent that a reduction in the future payments is available.

(b) Housing benefits

The Group's contributions to the housing fund, special monetary housing benefits and other housing benefits are expensed as incurred.

(c) Share-based compensation costs

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the share options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share options granted excluding the impact of any non-market vesting conditions (for example, revenue and profit targets). However, non-market vesting conditions are considered in determining the number of options that are expected to vest. At each balance sheet date, the Group revises its estimates of the number of share options that are expected to become exercisable. The Group recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the share options are exercised. The corresponding employee share-based compensation reserve is transferred to share premium.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.17 Provisions

Provisions are recognised when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the pre-tax amount of expenditures expected to be required to settle the obligation that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

2.18 Revenue Recognition

Revenue comprises the fair value of the consideration received or receivable for the services and sales of telecommunications products in the ordinary course of the Group's activities. Revenue is shown net of business tax, government surcharges, returns and discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(a) Sales of services and goods

- Usage fees are recognised when the service is rendered;

- Monthly fees are recognised as revenue in the month during which the services are rendered;

- Revenue from telephone cards, which represent service fees received from customers for telephone services, is recognised when the related service is rendered upon actual usage of the telephone cards by customers;

- Leased lines and indefeasible rights of use ("IRU") are treated as operating leases with rental income recognised on a straight-line basis over the lease term, except for the lease of specific and identified network assets that transfer substantially all the risks and rewards incidental to the ownership to the lessee, which is recognised as capacity sales;

- Value-added services revenue, which mainly represents revenue from the provision of services such as short message, cool ringtone, CDMA IX wireless data services and secretarial services to subscribers, are recognised when service is rendered;

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.18 Revenue Recognition (continued)

(a) Sales of services and goods (continued)

- Standalone sales of telecommunications products, which mainly represent handsets and accessories, are recognised when title has been passed to the buyers; and

- For CDMA promotional package where CDMA handsets are provided to subscribers for their use during a specified contract period (Note 4.2(a)), since the commercial substance of the transaction is to develop new contractual subscribers by offering handsets, the two elements of CDMA cellular services and handsets are considered as a linked transaction. Service revenues from such promotional package are recognised based upon actual usage of cellular service at the tariff set out in the contracts. The costs of CDMA handsets are considered as subscriber acquisition costs, which are deferred and amortised over the specified contract period (refer to Note 2.7).

(b) Interest income

Interest income from deposits in banks or other financial institutions is recognised on a time proportion basis, using the effective interest method.

(c) Dividend income

Dividend income is recognised when the right to receive payment is established.

2.19 Leases (as the lessee)

(a) Operating lease

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor), including long-term prepayment for land use rights, are expensed in the income statement on a straight-line basis over the period of the lease.

(b) Finance lease

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate of interest on the liability balance outstanding. The corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. The interest element implicit in the lease payment is recognised in the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.20 Costs under Subscriber Point Reward Program

The estimated costs of providing telecommunications services or providing non-cash gifts under the subscriber point reward program are calculated based on the value of bonus points awarded to subscribers, and are recognised as "selling and marketing expenses" when subscribers accumulate bonus points. The value of a bonus point and the criteria for awarding bonus points are established by the Group at the inception of the program.

2.21 Borrowing Costs

Borrowing costs are expensed as incurred, except for interest directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use, in which case they are capitalised as part of the cost of that asset. Capitalisation of borrowing costs commences when expenditures for the asset and borrowing costs are being incurred and the activities to prepare the asset for its intended use are in progress. Borrowing costs are capitalised up to the date when the project is completed and ready for its intended use.

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined at the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalised during a period should not exceed the amount of borrowing cost incurred during that period. Other borrowing costs are recognised as expenses when incurred.

2.22 Taxation

(a) Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of the amount expected to be paid to the tax authorities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.22 Taxation (continued)

(b) Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

2.23 Government grants

Government grants are recognised at their fair values where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Grants relating to assets are included in non-current liabilities, which are credited to the income statement on a straight-line basis over the expected lives of the related assets. Grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

2.24 Dividend Distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Company's financial statements in the period in which the dividends are approved by the Company's shareholders.

2.25 Contingent Liabilities and Contingent Assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, the liability will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When an inflow is virtually certain, an asset is recognised.

(All amounts in RMB thousands unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.26 Earnings per Share and per American Depositary Share ("ADS")

Basic earnings per share is computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share is computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares, after adjusting for the effects of the dilutive potential ordinary shares.

Basic and diluted earnings per ADS are computed by multiplying earnings per share by 10, which is the number of shares represented by each ADS.

3. FINANCIAL RISK MANAGEMENT

3.1 Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, cash flow interest rate risk and fair value interest rate risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

Financial risk management is carried out by the Group's finance department at its headquarters, following the overall directions determined by the Board of Directors. The Group's finance department identifies and evaluates financial risks in close co-operation with the Group's operating units.

(a) Market risk

(i) Foreign exchange risk

The Group's businesses are mainly conducted in RMB, except for certain subsidiaries located in Hong Kong, Macau and United States of America ("USA"). The Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to US dollars and HK dollars. Exchange risk exists with respect to the repayment of indebtedness to foreign lenders, payables to equipment suppliers and contractors and dividends to equity holders.

The Group's finance department at its headquarters is responsible for monitoring the amount of monetary assets and liabilities denominated in foreign currencies. As at 31 December 2007, the Group had only approximately USD0.5 billion (2006: approximately USD1.0 billion) bank loans after having repaid long-term bank borrowings amounting to approximately USD0.5 billion during 2007. The Group also had cash and cash equivalents and short-term bank deposits of approximately USD119 million (2006: approximately USD501 million) and approximately HKD465 million (2006: approximately HKD664 million). Considering the gradual appreciation of RMB against both HK dollars and US dollars which is expected to continue and the amount of foreign monetary liabilities were greater than that of foreign monetary assets as at 31 December 2007, the management is of the view that the foreign exchange risk is not significant.

(All amounts in RMB thousands unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT (continued)

3.1 Financial risk factors (continued)

(a) Market risk (continued)

(i) Foreign exchange risk (continued)

As at 31 December 2007, if RMB had strengthened/weakened by 10% against the US dollars and HK dollars while all other variables are held constant, the Group would have recognised additional exchange gain/loss of approximately RMB235 million (2006: approximately RMB323 million) for the US dollar and HK dollar denominated cash and cash equivalents, short-term bank deposits and bank loans.

(ii) Cash flow and fair value interest rate risk

The Group's interest-bearing assets are mainly represented by bank deposits, management does not expect the changes in market deposit interest rates will have significant impact on the financial statements as the deposits are all short-term in nature and the interest involved will not be significant.

The Group's interest rate risk arises from long-term bank loans and liability component of convertible bonds (which was fully converted on 20 August 2007). Bank loans issued at floating rates expose the Group to cash flow interest rate risk. Bank loans, short-term bonds and liability component of convertible bonds issued at fixed rates expose the Group to fair value interest rate risk. The Group determines the amount of its fixed rate or floating rate borrowings depending on the prevailing market conditions. During 2007 and 2006, the Group's borrowings were mainly at variable rates and were mainly denominated in US dollars (refer to Note 17).

Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to the Group's outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group's financial position. From time to time, the Group may enter into interest rate swap agreements designed to mitigate its exposure to interest rate risks in connection with the floating rate borrowings, although the Group did not consider it necessary to do so in 2007 and 2006.

As at 31 December 2007, the Group had approximately RMB200 million (2006: approximately RMB315 million) of long-term bank loans at fixed rates and while approximately RMB3,652 million (2006: approximately RMB7,809 million) of long-term bank loans at floating rates. There were no balances outstanding for short-term bonds (2006: approximately RMB7,087 million) and the liability component of convertible bonds (2006: approximately RMB7,117 million) as at 31 December 2007.

For the year ended 31 December 2007, if interest rates on the floating rate borrowings had been 10% higher/lower while all other variables are held constant, the interest expenses would have been increased/decreased by approximately RMB49 million (2006: approximately RMB59 million).

(All amounts in RMB thousands unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT (continued)

3.1 Financial risk factors (continued)

(b) Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents and short-term bank deposits with banks in Hong Kong, as well as credit exposures to corporate customers, individual subscribers, related parties and other operators.

The table below shows the bank deposits and cash and cash equivalents balances held at the major banks as at 31 December 2007 and 2006:

	2007	2006
Short-term bank deposits		
State-owned banks	**527,885**	21,432
Other banks	**116,131**	174,388
	644,016	195,820
Cash and cash equivalents		
State-owned banks	**6,525,506**	12,055,646
Other banks	**149,970**	187,545
	6,675,476	12,243,191

It is expected that there is no significant credit risk associated with the bank deposits and cash and cash equivalents since the state-owned banks have support from the government and other banks are medium or large size listed banks. Management does not expect that there will be any significant losses from non-performance by these counterparties.

In addition, the Group has no significant concentrations of credit risk with respect to corporate customers and individual subscribers. The extent of the Group's credit exposure is mainly represented by the fair value of accounts receivable for services. The Group has policies to limit the credit exposure on accounts receivable for services. The Group assesses the credit quality of and sets credit limits on these customers by taking into account their financial position past history and other factors. The normal credit period granted by the Group is on average 30 days from the date of invoice. The utilisation of credit limits is regularly monitored by the Group.

Credit risk relating to amounts due from related parties and other operators is not considered to be significant as these companies are reputable and their receivables are settled on a regular basis.

(All amounts in RMB thousands unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT (continued)

3.1 Financial risk factors (continued)

(c) Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and availability of funds including short-term bank loans and the issuance of bonds. Due to the dynamic nature of the underlying businesses, the Group's finance department at its headquarters maintains flexibility in funding through having adequate amount of cash and cash equivalents and utilising different sources of financing when necessary.

The table below analyses the Group's bank loans, convertible bonds and obligations under finance lease (including interests to be accrued) into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months approximated the carrying balances, as the impact of discounting is not significant. Except for the amounts presented below, all other financial liabilities are due within 12 months.

The Group	**Less than 1 year**	**Between 1 and 2 years**	**Between 2 and 5 years**	**Over 5 years**
At 31 December 2007				
Bank loans	**2,360,140**	**80,830**	**1,726,022**	**–**
Obligations under finance lease	**1,520**	**1,824**	**2,264**	**–**
	2,361,660	**82,654**	**1,728,286**	**–**
At 31 December 2006				
Bank loans	4,272,004	2,583,182	1,936,621	–
Convertible bonds	–	–	8,141,351	–
Obligations under finance lease	105,101	8,059	2,639	58
	4,377,105	2,591,241	10,080,611	58

The Company	**Less than 1 year**	**Between 1 and 2 years**	**Between 2 and 5 years**	**Over 5 years**
At 31 December 2007				
Bank loans	**2,352,940**	**73,630**	**1,521,462**	**–**
At 31 December 2006				
Bank loans	224,520	2,539,664	1,724,861	–
Convertible bonds	–	–	8,141,351	–
	224,520	2,539,664	9,866,212	–

(All amounts in RMB thousands unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT (continued)

3.2 Capital risk management

The Group's objectives when managing capital are:

- To safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.
- To support the Group's stability and growth.
- To provide capital for the purpose of strengthening the Group's risk management capability.

In order to maintain or adjust the capital structure, the Group reviews and manages its capital structure actively and regularly to ensure optimal capital structure and shareholder returns, taking into account the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities.

The Group monitors capital on the basis of the debt-to-capitalisation ratio. This ratio is calculated as interest bearing debts plus minority interest over interest bearing debts plus total equity. Interest bearing debts represent short-term bonds, long-term bank loans, convertible bonds, and obligations under finance leases, as shown in the consolidated balance sheet. Total equity represents capital and reserves attributable to the Company's equity holders plus minority interest as shown in the consolidated balance sheet.

The Group's debt-to-capitalisation ratios at 31 December 2007 and 2006 are as follows:

	2007	2006 (As restated)
Interest bearing debts:		
– Short-term bonds	–	7,087,217
– Long-term bank loans	**1,660,921**	4,139,349
– Convertible bonds	–	10,324,949
– Obligations under finance leases	**3,882**	10,230
– Current portion of long-term bank loans	**2,191,382**	3,984,350
– Current portion of obligations under finance leases	**1,448**	100,004
	3,857,633	25,646,099
Minority interest	**3,914**	2,841
Interest bearing debts plus minority interest	**3,861,547**	25,648,940
Total equity:		
– Capital and reserves attributable to the Company's equity holders	**97,213,180**	79,861,324
– Minority interest	**3,914**	2,841
Interest bearing debts plus total equity	**101,074,727**	105,510,264
Debt-to-capitalisation ratio	**3.8%**	24.3%

The decrease in debt-to-capitalisation ratio during 2007 resulted primarily from the conversion of convertible bonds into the Company's shares and the repayment of short-term bonds and long-term bank loans by the Group.

(All amounts in RMB thousands unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT (continued)

3.3 Fair value estimation

The estimate of the fair value of the conversion option of the convertible bonds, that is separated from the host debt contract and accounted for as a derivative liability, is determined by using valuation techniques. The Group selects an appropriate valuation method and makes assumptions with reference to market conditions existing at each balance sheet date and conversion date, refer to Note 18 for details.

The carrying value of trade receivables (net of impairment provision) and payables are a reasonable approximation of their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1 Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates may not equal to the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Depreciation on property, plant and equipment

Depreciation on the Group's property, plant and equipment is calculated using the straight-line method to allocate cost or revalued amounts to residual values over the estimated useful lives. The Group reviews the useful lives and residual values periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of realisation of economic benefits from property, plant and equipment. The Group estimates the useful lives of property, plant and equipment based on historical experience, taking into account of anticipated technological changes. If there are significant changes from previously estimated useful lives, the amount of depreciation expenses may change. The cost or revalued amount and accumulated depreciation of property, plant and equipment as at 31 December 2007 amounted to approximately RMB231.1 billion (2006: approximately RMB208.3 billion) and approximately RMB114.9 billion (2006: approximately RMB95.6 billion), respectively.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

4.1 Critical accounting estimates and assumptions (continued)

(b) Impairment of non-current assets

The Group tests whether non-current assets have suffered from any impairment, in accordance with the accounting policy stated in Note 2.8. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Management estimates value in use based on estimated discounted pre-tax future cash flows of the cash generating unit at the lowest level to which the asset belongs. If there is any significant change in management's assumptions, including discount rates or growth rates in the future cash flow projection, the estimated recoverable amounts of the non-current assets and the Group's results would be significantly affected.

(c) Provision for doubtful debts

Accounts receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. The Group evaluates specific accounts receivable where there are indications that the receivable may be doubtful or is not collectible. The Group records a provision based on its best estimates to reduce the receivable balance to the amount that is expected to be collected. For the remaining receivable balances as at each reporting date, the Group makes a provision based on observable data indicating that there is a measurable decrease in the estimated future cash flows from the remaining balances. The Group makes such estimates based on its past experience, historical collection patterns, subscribers' credibility and collection trends. For general subscribers of Cellular, Long Distance, Data and Internet businesses, the Group makes a full provision for receivables aged over 3 months, which is consistent with its credit policy with respect to relevant subscribers.

The Group's estimates described above are based on past experience, subscribers' credibility and collection trends. If circumstances change (e.g. due to factors including developments in the Group's business and the external market environment), the Group may need to re-evaluate its policies on doubtful debts, and make additional provisions in the future.

(d) Provision for subscriber point reward program

The Group has implemented a subscriber point reward program, which is a bonus point based scheme that rewards subscribers according to their service consumption, loyalty and payment history. The cost of the subscriber point reward program is charged to the income statement as "selling and marketing" expenses, instead of a reduction of revenue. The estimated liability is recognised based on (i) the value of each bonus point awarded to subscribers, and (ii) the number of bonus points related to subscribers who are qualified or expected to be qualified to exercise their redemption right at each balance sheet date. If subscribers redeem rewards or their entitlements expire, the provision is adjusted accordingly. The Group has recognised a liability for this program amounting to approximately RMB634 million as at 31 December 2007 (2006: approximately RMB556 million). As the Group has no adequate stabilised and reliable historical redemption statistics in the past, the Group may need to re-assess the method for accounting for the bonus point reward program when they are available in future and upon the adoption of HK(IFRIC)-Int 13 which is effective from 1 January 2009.

(All amounts in RMB thousands unless otherwise stated)

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

4.1 Critical accounting estimates and assumptions (continued)

(e) Income tax and deferred taxation

The Group estimates its income tax provision and deferred taxation in accordance with the prevailing tax rules and regulations, taking into account any special approvals obtained from relevant tax authorities and any preferential tax treatment to which it is entitled in each location or jurisdiction in which the Group operates. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

For temporary differences which give rise to deferred tax assets, the Group has assessed the likelihood that the deferred tax assets could be recovered. Major deferred tax assets relate to provision for doubtful debts, accruals of expenses not yet deductible for tax purpose and write-down of inventory to net realisable value. Due to the effects of these temporary differences on income tax, the Group has recorded net deferred tax assets amounting to approximately RMB427 million as at 31 December 2007 (2006: approximately RMB310 million). Deferred tax assets are recognised based on the Group's estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

The Group believes it has recorded adequate current tax provision and deferred taxes based on the prevailing tax rules and regulations and its current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred taxation may be necessary.

(f) Fair value of conversion option

On 5 July 2006, the Company issued a zero coupon convertible bonds with an aggregate principal amount of USD1 billion. The three-year convertible bond was issued with a conversion price of HKD8.63 and was fully converted into the Company's shares on 20 August 2007. The embedded conversion option of the convertible bonds has been separated from the host debt contract and accounted for as a derivative liability carried at fair value through profit or loss (Note 18). The fair value of this conversion option which is not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select an appropriate valuation method and makes assumptions that are mainly based on market conditions existing at each balance sheet date and conversion date. The valuation model requires the input of subjective assumptions, including the volatility of share price, stock closing price, dividend yield, risk free rate, and expected option life. Changes in subjective input assumptions can materially affect the fair value estimate. From 31 December 2006 to 20 August 2007, the realised loss resulting from changes in fair value of the conversion option of the convertible bonds was approximately RMB569 million (2006: unrealised loss of approximately RMB2,397 million).

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

4.2 Critical judgments in applying the Group's accounting policies

(a) Capitalisation of CDMA customer acquisition costs

The Group has been operating the CDMA business since the beginning of 2002. In order to accelerate the development of the CDMA business and subscriber growth, the Group offers certain promotional packages. As part of the contractual arrangements with certain CDMA contractual subscribers under these special promotional packages, CDMA handsets were provided to the subscribers for their use during the specified contract period ranging from six months to two years. In return, the subscribers are required to incur a minimum amount of service fees during the contract period. If the contractual subscribers can fulfill the minimum contract spending amounts by the end of the contract period, they will not be obliged to repay the remaining costs of the CDMA handsets given to them for their use. In addition, to secure contract performance, these subscribers are required under their contracts to (1) prepay certain amounts of service fees or deposits, (2) maintain a bank deposit in one of the designated commercial banks to secure their minimum contract amounts, or (3) provide a guarantor who will compensate the Group for any loss in the event of the subscriber's non-performance of related contractual obligations.

The Group considers the costs of the CDMA handsets provided to contractual subscribers under these promotional packages as customer acquisition costs for the development of these new CDMA contractual subscribers. Such customer acquisition costs are deferred to the extent expected to be recoverable, and amortised over the contractual periods (not exceeding two years), over which future economic benefits are expected to flow to the Group in the form of minimum contract revenue.

The Group determined its accounting policy for capitalisation of customer acquisition costs of contractual CDMA subscribers after a careful evaluation of specific facts and circumstances, and believes that the capitalisation of such costs is appropriate because future economic benefits are expected to flow to the Group in the form of future contractual revenues, taking into consideration (1) the historically high ARPUs and low churn rate, and low default or bad debt rates of these subscribers; (2) the Group's established procedures in and the relatively low cost of enforcement of contracts in default; and (3) the existence of specified contract periods with minimum contract spending amounts and built-in contractual safeguarding measures such as prepayments, bank deposits, and guarantees received, as well as penalty clauses imposed on subscribers.

Therefore, the Group believes that the customer acquisition costs are recoverable from future revenue to be derived from these promotional packages, and the capitalisation and amortisation of these customer acquisition costs is an appropriate accounting policy. Furthermore, the Group continuously assesses and evaluates the recoverability of these customer acquisition costs, based on detailed reviews of historical subscriber churn rates and estimated default rates. Based on the Group's current assessment and evaluation, the Group believes that the carrying amounts of the customer acquisition costs as at the balance sheet date could be recovered.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

4.2 Critical judgments in applying the Group's accounting policies (continued)

(a) Capitalisation of CDMA customer acquisition costs (continued)

The Group has made the above recoverability assessments based on the current legal and operating environment relating to the subscribers' contract performance and other information currently available. Actual results may differ significantly from the current situation and the Group's current estimates. If the situation changes significantly in the future, the Group may need to accelerate the amortisation of customer acquisition costs based on conditions at that time.

(b) Recognition of upfront non-refundable revenue and direct incremental costs

The Group defers and amortises upfront non-refundable revenue, including connection fees and activation fees of SIM cards or UIM cards from cellular subscribers over the expected customer service period. Accordingly, the related direct incremental costs of acquiring and activating GSM and CDMA subscribers, including costs of SIM or UIM cards and commissions which are directly associated with upfront non-refundable revenue received upon activation of cellular services, are also capitalised and amortised over the same expected customer service period. The Group only capitalises costs to the extent that they will generate future economic benefits. The excess of the direct incremental costs over the corresponding upfront non-refundable revenue, if any, are expensed to the income statement immediately.

The expected customer service period for the cellular business is estimated based on the expected stabilised churn rates of subscribers after taking into consideration factors such as customer retention experience, the expected level of competition, the risk of technological or functional obsolescence of our services and the current regulatory environment. If the estimate of the expected stabilised churn rate changes for future periods as a result of unexpected changes in competition environment, telecommunications technology or regulatory environment, the amount and timing of recognition of these deferred direct incremental costs and deferred revenue would also be changed.

The weighted average customer service period of Cellular Business based on current estimation after considering the prevailing market environment is approximately 3 years from 1 January 2007 onwards (2006: approximately 4 years). The effects of the change of accounting estimate in expected weighted average customer service period is to decrease both the deferred revenue and other assets by approximately RMB506 million each as at 31 December 2007 and increase both the amortisation of deferred revenue and the amortisation of other assets by approximately RMB506 million each for the year ended 31 December 2007.

(All amounts in RMB thousands unless otherwise stated)

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

4.2 Critical judgments in applying the Group's accounting policies (continued)

(c) Lease of CDMA network capacity

Pursuant to a CDMA lease agreement signed by the Group with Unicom Group and Unicom New Horizon in 2002 ("Original CDMA Lease Agreement"), Unicom New Horizon agreed to lease the capacity of the CDMA network to the Group.

According to the terms of the Original CDMA Lease Agreement, the initial lease period is for one year, renewable for additional one-year term at the Group's option. The Group has the exclusive right to lease and operate the CDMA network capacity in the relevant regions. Also, the Group has the option to add or reduce the capacity leased by giving specified period of advance notice. The lease fee per unit of capacity is calculated on the basis that if full capacity is leased, it would permit Unicom New Horizon to recover its investment in constructing the CDMA network in 7 years, together with an internal return rate of 8%. The Group has the option to purchase the network assets with reference to the appraised value of the network determined by an independent appraiser.

Unicom New Horizon has the legal ownership of the CDMA network, is directly responsible for the planning, financing and construction of the CDMA network, and directly enters into all construction contracts with suppliers and constructors. The Group believes it only bears the risks associated with the operation of the CDMA business during the relevant leasing periods and is free from any ownership risks of the CDMA network and the risks and rewards of ownership of the leased assets rest substantially with the lessor.

At the inception of the Original CDMA Lease Agreement, there was a high degree of uncertainty related to the market conditions and operating results of the CDMA business. It was highly uncertain whether the Group would continue to lease the network in the future or to estimate the future network capacity to be leased. The Group was also unable to determine whether or not it would exercise the purchase option in future. Given these uncertainties and due to the fact that the risks associated with the ownership of the CDMA assets substantially remained with Unicom Group and Unicom New Horizon, the Group accounted for the leasing of the CDMA network as operating leases for the initial three-year expected lease period, so as to reflect the respective rights and obligations of the relevant parties to the Original CDMA Lease Agreement.

On 24 March 2005, the Group entered into another CDMA Lease Agreement ("2005 CDMA Lease Agreement") with Unicom Group and Unicom New Horizon to replace the Original CDMA Lease Agreement. The lease period under 2005 CDMA Lease Agreement was effective from 1 January 2005 to 31 December 2006. Key terms of the 2005 CDMA Lease Agreement, including exclusive operating rights and purchase option, are substantially similar to those contained in the Original CDMA Lease Agreement except that the CDMA lease has an initial term of two years and the lease fee of the CDMA Network is to be determined on the basis of the audited CDMA service revenue. Given that the uncertainties continued, the Group still at that time considered the risks associated with the ownership of the CDMA assets still substantially remained with Unicom Group and Unicom New Horizon, and concluded the leasing of the CDMA network to be an operating lease.

(All amounts in RMB thousands unless otherwise stated)

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

4.2 Critical judgments in applying the Group's accounting policies (continued)

(c) Lease of CDMA network capacity (continued)

On 26 October 2006, the Group entered into a new CDMA Lease Agreement (the "2006 CDMA Lease Agreement") with Unicom Group and Unicom New Horizon to renew the 2005 CDMA Lease Agreement effective from 1 January 2007. Pursuant to the 2006 CDMA Lease Agreement, the initial lease period is for one year, renewable for an additional one-year term at the Group's option. The lease fee of the CDMA network for 2007 and 2008 is as follows:

- 31% of the audited CDMA service revenue of the lessee for each of the years 2007 and 2008; or
- 30% of the audited CDMA service revenue of the lessee for the year 2007 or 2008, where the audited CDMA business profit before taxation of the lessee for the relevant year is less than the audited CDMA business profit before taxation of the lessee for the year 2006 as set out in the relevant annual audited financial statements of the lessee.

Under the 2006 CDMA Lease Agreement, the annual lease fee of the CDMA network shall not be less than a certain minimum level (the "Minimum Lease Fee") regardless of the amount of CDMA service revenue for that year. The Minimum Lease Fee for 2007 is 90% of the total amount of lease fee paid by the Group to Unicom New Horizon for 2006 pursuant to the 2005 CDMA Lease Agreement. The Minimum Lease Fee for 2008 shall be 90% of the total amount of lease fee paid by the Group to Unicom New Horizon for 2007 pursuant to the 2006 CDMA Lease Agreement. The level of lease fee under the 2006 CDMA Lease Agreement has been set by reference to the Group's view of the industry trends, including factors such as CDMA subscribers and average revenue per user per month levels.

At the inception of the 2006 CDMA Lease Agreement, the Group believed the uncertainties of the CDMA business continue to exist, particularly due to the fact that (i) the service revenue of CDMA business was stagnant; (ii) the uncertainty of the future success of CDMA business arising from keen market competition; and (iii) the uncertainty in the future changes in technology, technological standards and government regulatory environment. In addition, the Group was still unable to determine whether it would renew the lease or whether it would exercise the purchase option when the 2006 CDMA Lease Agreement expires after the expected term of 2 years. As a result, the Group considered the risks associated with the ownership of the CDMA assets still substantially remain with Unicom Group and Unicom New Horizon, and has concluded the leasing of the CDMA network will still be accounted for as an operating lease. On 29 June 2007, the Group renewed the lease with Unicom New Horizon for another year ending 31 December 2008.

At the beginning of each lease term, the Group will reassess the appropriate lease classification based on the relevant factors and circumstances at that time. Based on the above accounting judgment made, the operating lease expense has been recorded in the consolidated income statement, and the carrying values of the CDMA assets and the related liabilities have not been reflected in the consolidated balance sheet of the Group. For the year ended 31 December 2007, the lease expense of approximately RMB8,382 million (2006: approximately RMB8,257 million) was recorded under leased lines and network capacities in the income statement.

5. SEGMENT INFORMATION

The Group comprises four business segments based on the various types of telecommunications services mainly provided to customers in Mainland China. The major business segments operated by the Group are classified as below:

- GSM Business — the provision of GSM telephone and related services;
- CDMA Business — the provision of CDMA telephone and related services, through a leasing arrangement for CDMA network capacity from Unicom New Horizon;
- Data and Internet Business — the provision of domestic and international data, Internet and other related services; and
- Long Distance Business — the provision of domestic and international long distance and other related services.

The Group's primary measure of segment results is based on segment profit or loss before income tax. Unallocated costs primarily represent corporate expenses, realised/unrealised loss on changes in fair value of derivative component of convertible bonds and income tax expense whilst unallocated income represents interest income and other gains (including the tax refund on reinvestment in a subsidiary), which cannot be identified to different operating segments.

(All amounts in RMB thousands unless otherwise stated)

5. SEGMENT INFORMATION (continued)

5.1 Business Segments

	2007						
	GSM Business	CDMA Business	Data and Internet Business	Long Distance Business	Unallocated Amounts	Elimination	Total
Revenue (Turnover):							
Usage fee	35,111,665	13,941,247	1,712,831	352,081	-		51,117,824
Monthly fee	6,965,329	4,574,887	-	-	-		11,540,216
Interconnection revenue	6,022,826	2,066,187	36,300	476,803	-		8,602,116
Leased lines rental	-	-	535,832	670,866	-		1,206,698
Value-added services revenue	13,528,197	6,413,204	331,133	-	-		20,272,534
Other revenue	1,147,287	734,715	9,757	7,751	-		1,899,510
Total services revenue	62,775,304	27,730,240	2,625,853	1,507,501	-		94,638,898
Sales of telecommunications products	11,521	4,888,282	677	9	-		4,900,489
Total revenue from external customers	62,786,825	32,618,522	2,626,530	1,507,510	-		99,539,387
Intersegment revenue	-	-	2,186,120	1,705,045	-	(3,891,165)	-
Total revenue	62,786,825	32,618,522	4,812,650	3,212,555	-	(3,891,165)	99,539,387
Leased lines and network capacities	(235,722)	(8,486,539)	(396,148)	(49,195)	-	32,107	(9,135,497)
Interconnection charges	(10,021,694)	(3,553,441)	(319,282)	(871,460)	-	3,859,058	(10,906,819)
Depreciation and amortisation	(19,057,783)	(630,829)	(2,286,406)	(701,779)	(370)		(22,677,167)
Employee benefit expenses	(4,411,785)	(1,777,553)	(509,627)	(245,845)	(195,178)		(7,139,988)
Selling and marketing	(9,878,991)	(8,912,742)	(631,987)	(257,625)	(27)		(19,681,372)
General, administrative and other expenses	(10,098,930)	(3,263,971)	(744,068)	(504,450)	(27,943)		(14,639,362)
Cost of telecommunications products sold	(229,199)	(4,800,842)	(1,651)	(14)	-		(5,031,706)
Financial gains/(costs)	134,162	(15,159)	20,236	15,325	(723,868)	656,312	87,008
Interest income	107,060	14,865	16,863	5,286	698,481	(656,312)	186,243
Realised/unrealised loss on changes in fair value of derivative component of convertible bonds	-	-	-	-	(568,860)		(568,860)
Other gains-net	131,582	7,197	950	2,194	2,781,237		2,923,160
Segment profit (loss) before income tax	9,225,525	1,199,508	(38,470)	604,992	1,963,472		12,955,027
Income tax expenses							(3,654,170)
Profit for the year							9,300,857
Attributable to:							
Equity holders of the company							9,299,784
Minority interest							1,073
							9,300,857
Other information:							
Provision for doubtful debts	1,257,670	395,263	45,916	28,160	-		1,727,009
Capital expenditures for segment assets (a)	16,492,453	-	2,223,724	2,744,467	4,257,277		25,717,921

(All amounts in RMB thousands unless otherwise stated)

5. SEGMENT INFORMATION (continued)

5.1 Business Segments (continued)

	2006 (As restated)						
	GSM Business	CDMA Business	Data and Internet Business	Long Distance Business	Unallocated Amounts	Elimination	Total
Revenue (Turnover):							
Usage fee	34,067,003	15,085,577	1,769,012	63,340	-		50,984,932
Monthly fee	7,437,095	5,122,008	-	-	-		12,559,103
Interconnection revenue	4,921,363	1,759,293	39,758	389,375	-		7,109,789
Leased lines rental	-	-	472,475	557,270	-		1,029,745
Value-added services revenue	11,597,432	5,375,579	-	-	-		16,973,011
Other revenue	1,859,345	534,018	39,147	4,565	-		2,437,075
Total services revenue	59,882,238	27,876,475	2,320,392	1,014,550	-		91,093,655
Sales of telecommunications products	8,166	4,243,594	1,900	-	-		4,253,660
Total revenue from external customers	59,890,404	32,120,069	2,322,292	1,014,550	-		95,347,315
Intersegment revenue	-	-	3,033,392	1,836,887	-	(4,870,279)	-
Total revenue	59,890,404	32,120,069	5,355,684	2,851,437	-	(4,870,279)	95,347,315
Leased lines and network capacities	(244,896)	(8,348,151)	(303,858)	(64,785)	-	18,691	(8,942,999)
Interconnection charges	(9,580,077)	(3,533,740)	(481,528)	(927,468)	-	4,851,588	(9,671,225)
Depreciation and amortisation	(18,877,780)	(718,467)	(2,419,598)	(670,191)	(532)		(22,686,568)
Employee benefit expenses	(4,160,376)	(1,537,816)	(527,358)	(272,653)	(182,476)		(6,680,679)
Selling and marketing	(9,415,055)	(9,248,734)	(683,402)	(224,078)	(61)		(19,571,330)
General, administrative and other expenses	(9,562,494)	(2,896,574)	(797,130)	(259,900)	(27,293)		(13,543,391)
Cost of telecommunications products sold	(189,692)	(4,718,968)	(6,197)	(19)	-		(4,914,876)
Financial costs	(475,571)	(51,656)	(35,512)	(54,229)	(467,026)	424,362	(659,632)
Interest income	127,046	6,903	12,483	2,323	539,149	(424,362)	263,542
Realised/unrealised loss on changes in fair value of derivative component of convertible bonds	-	-	-	-	(2,396,592)		(2,396,592)
Other gains/(loss)-net	23,513	932	246	(3,409)	15		21,347
Segment profit (loss) before income tax	7,535,022	1,073,848	113,830	377,028	(2,534,816)		6,564,912
Income tax expenses							(2,763,885)
Profit for the year							3,801,027
Attributable to:							
Equity holders of the company							3,800,920
Minority interest							107
							3,801,027
Other information:							
Provision for doubtful debts	1,133,690	460,515	106,883	52,827	-		1,753,915
Capital expenditures for segment assets (a)	10,822,935	-	2,500,814	2,640,789	5,827,151		21,791,689

(All amounts in RMB thousands unless otherwise stated)

5. SEGMENT INFORMATION (continued)

5.1 Business Segments (continued)

	31 December 2007						
	GSM Business	CDMA Business	Data and Internet Business	Long Distance Business	Unallocated Amounts	Elimination	Total
Total segment assets	**107,735,724**	**9,885,462**	**7,985,260**	**17,573,749**	**56,499,840**	**(50,257,665)**	**149,422,370**
Total segment liabilities	**32,947,282**	**9,100,579**	**2,526,811**	**3,831,729**	**3,798,875**		**52,205,276**

	31 December 2006 (As restated)						
	GSM Business	CDMA Business	Data and Internet Business	Long Distance Business	Unallocated Amounts	Elimination	Total
Total segment assets	108,993,645	7,876,684	8,300,155	16,810,768	56,477,257	(50,161,795)	148,296,714
Total segment liabilities	39,529,979	8,137,358	2,801,914	3,673,741	14,289,557		68,432,549

(a) Capital expenditures classified under "Unallocated amounts" represent capital expenditures on common facilities, which benefit all business segments.

5.2 Geographical Segments

The customers of the Group's services are mainly in Mainland China. There is no other geographical segment with segment revenue from external customers equal to or greater than 10% of total revenue.

In addition, although the Group has its corporate headquarters in Hong Kong, a substantial portion of the Group's non-current assets (including property, plant and equipment and other assets) are situated in Mainland China, as the Group's principal activities are conducted in Mainland China. For 2007 and 2006, substantially all capital expenditures were incurred to acquire assets located in Mainland China and less than 10% of the Group's assets and operations are located outside Mainland China. Accordingly, no geographical segment information is presented.

(All amounts in RMB thousands unless otherwise stated)

6. PROPERTY, PLANT AND EQUIPMENT

	The Group						
	2007						2006 (As restated)
	Buildings	Telecommunications equipment	Office furniture, fixtures and others	Leasehold improvements	Construction-in-progress	Total	Total
Cost or valuation:							
Beginning of year	14,803,953	168,812,268	9,674,505	1,388,443	13,670,239	208,349,408	189,027,732
Additions	171,943	206,103	364,650	-	24,975,225	25,717,921	21,791,689
Transfer from CIP	1,461,030	20,609,388	1,181,800	427,006	(23,679,224)	-	-
Revaluation surplus	-	-	-	-	-	-	200,330
Reclassification to other assets	-	-	-	-	-	-	(528,428)
Disposals	(75,865)	(2,487,221)	(237,219)	(203,846)	-	(3,004,151)	(2,141,915)
End of year	16,361,061	187,140,538	10,983,736	1,611,603	14,966,240	231,063,178	208,349,408
Representing:							
At cost	3,829,030	187,140,538	10,983,736	1,611,603	14,966,240	218,531,147	195,817,377
At valuation	12,532,031	-	-	-	-	12,532,031	12,532,031
	16,361,061	187,140,538	10,983,736	1,611,603	14,966,240	231,063,178	208,349,408
Accumulated depreciation and impairment:							
Beginning of year	3,568,448	86,137,955	5,031,750	801,321	14,307	95,553,781	75,227,572
Charge for the year	321,038	19,866,791	1,691,176	281,328	-	22,160,333	22,263,719
Disposals	(62,917)	(2,328,303)	(218,035)	(203,846)	-	(2,813,101)	(1,937,510)
End of year	3,826,569	103,676,443	6,504,891	878,803	14,307	114,901,013	95,553,781
Net book value:							
End of year	12,534,492	83,464,095	4,478,845	732,800	14,951,933	116,162,165	112,795,627
Beginning of year	11,235,505	82,674,313	4,642,755	587,122	13,655,932	112,795,627	113,800,160

(All amounts in RMB thousands unless otherwise stated)

6. PROPERTY, PLANT AND EQUIPMENT (continued)

	The Company				
	2007				2006
	Tele-communications equipment	Office furniture, fixtures and others	Construction-in-progress	Total	Total
Cost:					
Beginning of year	50,792	8,060	–	58,852	60,935
Additions	–	547	4,414	4,961	388
Disposals	(3,452)	(1,307)	–	(4,759)	(2,471)
End of year	47,340	7,300	4,414	59,054	58,852
Accumulated depreciation:					
Beginning of year	12,754	7,452	–	20,206	17,275
Charge for the year	3,277	370	–	3,647	3,985
Disposals	(989)	(813)	–	(1,802)	(1,054)
End of year	15,042	7,009	–	22,051	20,206
Net book value:					
End of year	32,298	291	4,414	37,003	38,646
Beginning of year	38,038	608	–	38,646	43,660

For the year ended 31 December 2007, interest expense of approximately RMB274 million (2006: approximately RMB431 million) was capitalised to construction-in-progress. The capitalised borrowing rate represents the cost of capital for raising the related borrowings externally and varied from 3.60% to 5.80% for the year ended 31 December 2007 (2006: 3.60% to 5.83%).

Buildings of the Group were revalued at 31 March 2000 and 31 August 2006 respectively by independent property valuation firms, using the replacement cost or open market value approach, as appropriate. As at 31 December 2007, the accumulated revaluation surplus on the buildings resulting from all previous revaluations of the buildings amounted to approximately RMB377 million. The revaluation surplus net of the related deferred income tax of approximately RMB76 million (2006: approximately RMB105 million) was credited to revaluation reserve in shareholders' equity. The additional depreciation attributable to the revaluation surplus amounted to approximately RMB18.5 million for 2007 (2006: approximately RMB8.8 million). As at 31 December 2007, the carrying value of buildings would have been approximately RMB12,236 million (2006: approximately RMB10,989 million) had they been stated at historical cost less accumulated depreciation. The directors of the Company consider the fair values of these buildings were not materially different from their carrying values as at 31 December 2007.

Telecommunications equipment held under finance leases represents wireless public phone equipment. As at 31 December 2007, net book value of wireless public phone equipment under finance leases amounted to approximately RMB189 million (2006: approximately RMB231 million) (Note 19).

For the year ended 31 December 2007, the Group recognised loss on disposal of property, plant and equipment of approximately RMB109 million (2006: approximately RMB145 million).

(All amounts in RMB thousands unless otherwise stated)

7. GOODWILL – GROUP

	The Group	
	2007	2006
Cost:		
Goodwill arising from acquisitions	**3,143,983**	3,143,983

Goodwill arising from the acquisitions of Unicom New Century Telecommunications Co., Ltd. and Unicom New World Telecommunications Co., Ltd. in 2002 and 2003 respectively represented the excess of the purchase considerations over the Group's shares of the fair values of the separately identifiable net assets acquired prior to the adoption of HKFRS and AG 5 in 2005 (refer to Note 2.2(a)).

Goodwill is allocated to the Group's cash-generating units ("CGU") identified according to business segments. The recoverable amount of goodwill is determined based on value in use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management, including expected profit margins, growth rates and the applicable discount rates. Management determined expected profit margins based on past performance and its expectations in relation to market developments. The expected growth rates used are consistent with the forecasts of the business segments. The discount rates used are pre-tax and reflect specific risks relating to the business. Based on management's assessment results, there was no impairment of goodwill as at 31 December 2007 and 2006.

8. OTHER ASSETS – GROUP

		The Group	
	Note	**2007**	2006 (As restated)
Direct incremental costs for activating subscribers	(a)	**1,301,112**	2,260,728
Customer acquisition costs of contractual CDMA subscribers	4.2(a), (b)	**2,349,225**	1,712,426
Long-term prepayment for land use rights	(c)	**5,881,167**	4,933,290
Purchased software	(d)	**1,020,673**	681,712
Prepaid rental for premises and leased lines		**1,233,019**	1,006,252
Others	(d)	**1,070,003**	762,404
		12,855,199	11,356,812

(a) For the year ended 31 December 2007, amortisation of direct incremental costs for activating GSM and CDMA subscribers amounted to approximately RMB1,527 million (2006: approximately RMB1,829 million) (Note 25), which has been included in "selling and marketing" expenses.

(b) For the year ended 31 December 2007, amortisation of the customer acquisition costs of contractual CDMA subscribers amounted to approximately RMB4,000 million (2006: approximately RMB4,375 million) (Note 25), which was recorded in "selling and marketing" expenses. As at 31 December 2007, the carrying amount of unamortised customer acquisition costs of contractual CDMA subscribers totaled approximately RMB2,857 million (2006: approximately RMB2,170 million), with approximately RMB2,349 million (2006: approximately RMB1,712 million) recorded in "other assets" (for contracts expiring over 1 year) and approximately RMB508 million (2006: approximately RMB458 million) recorded in "prepayments and other current assets" (for contracts expiring within 1 year) (Note 12).

(All amounts in RMB thousands unless otherwise stated)

8. OTHER ASSETS – GROUP (continued)

(c) The Group's long-term prepayment for land use rights represents prepaid operating lease payments for land use rights in Mainland China and their net book value is analysed as follows:

	The Group	
	2007	2006 (As restated)
Held on:		
Leases of between 10 to 50 years	**5,836,838**	4,898,461
Leases of less than 10 years	**44,329**	34,829
	5,881,167	4,933,290

For the year ended 31 December 2007, the long-term prepayment for land use rights expensed in the income statement amounted to approximately RMB174 million (2006: approximately RMB171 million), which was recorded in "general, administrative and other expenses".

(d) For the year ended 31 December 2007, the amortisation of purchased software and others of other assets amounted to approximately RMB517 million (2006: approximately RMB423 million) (Note 25).

9. TAXATION – GROUP

Provision for taxation represents:

	The Group	
	2007	2006 (As restated)
Provision for enterprise income tax on the estimated taxable profits for the year		
– Hong Kong	**5,916**	4,817
– Outside Hong Kong	**3,736,021**	2,838,365
	3,741,937	2,843,182
Deferred taxation	**(87,767)**	(79,297)
	3,654,170	2,763,885

(a) The Company did not have any assessable income sourced from Hong Kong for the years ended 31 December 2007 and 2006.

(All amounts in RMB thousands unless otherwise stated)

9. TAXATION – GROUP (continued)

(b) China Unicom International Limited ("Unicom International", a subsidiary of the Company) assessed its income tax liability in Hong Kong using the tax rate of 17.5% (2006: 17.5%). The income tax liability of Unicom International amounted to approximately RMB5.92 million for the year ended 31 December 2007 (2006: approximately RMB4.82 million).

(c) China Unicom (Macau) Company Limited ("Unicom Macau", a subsidiary of the Company) assessed its income tax liability in Macau using progressive tax rates from 3% to 12%. There is no Macau income tax liability of Unicom Macau for the years ended 31 December 2007 and 2006 as there were no assessable profits in both years.

(d) Various provincial/municipal branches of CUCL were granted preferential tax treatment by relevant tax authorities to assess their enterprise income tax at the rates of 13% or 18% in Mainland China for the years ended 31 December 2007 and 2006. The remaining provincial branches were assessed at the statutory tax rate of 33%.

(e) For the year ended 31 December 2007, Unicom Huasheng Telecommunications Technology Company Limited ("Unicom Huasheng", a subsidiary of CUCL) and its branches are subject to income tax at the statutory enterprise income tax rate of 33% in Mainland China. The income tax liabilities of Unicom Huasheng and its branches were assessed separately by relevant local tax authorities.

(f) Before the Business Combination became effective on 31 December 2007, Guizhou Business was operated by Guizhou branch of Unicom Group. The income tax of Guizhou branch of Unicom Group was reported on a consolidated basis with Unicom Group and no separate tax return was prepared. The accumulated tax losses incurred by Guizhou Business have not been fully utilised by Unicom Group, therefore no income tax expenses were recognised for the Guizhou Business in 2007 or prior years in accounting for the Guizhou Business using merger accounting.

In addition, in accordance with the relevant PRC tax laws and regulations, the accumulated tax losses and other temporary differences associated with Guizhou Business carried forward from prior years could not be utilised by CUCL upon the completion of the Business Combination. Accordingly, deferred tax assets and liabilities were not recognised by CUCL in the relevant periods presented in applying merger accounting to the Business Combination of Guizhou Business.

(g) Pursuant to the new PRC enterprise income tax law passed by the Tenth National People's Congress on 16 March 2007, the new enterprise income tax rates for domestic and foreign enterprises are unified at 25% and are effective from 1 January 2008. However, for entities operating in special economic zones that previously enjoyed preferential tax rates, the applicable tax rate will be increased progressively to 25% over a five year period. As a result, the deferred tax balance has been adjusted to reflect the tax rates that are expected to apply to the respective periods when the asset is expected to be realised or the liability is expected to be settled, resulting in a decrease of approximately RMB130 million of net deferred tax assets in the balance sheet as at 31 December 2007 and approximately RMB154 million of deferred taxation charged to the income statement and approximately RMB24 million of deferred taxation credited to equity for the year ended 31 December 2007.

9. TAXATION – GROUP (continued)

(h) On 6 December 2007, the State Council issued the detail implementation regulations of the new PRC enterprise income tax law. Pursuant to the regulations, a 5% withholding income tax will be levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign shareholders in Hong Kong. Pursuant to a notice jointly issued by the Ministry of Finance and the State Administration of Taxation on 22 February 2008, where foreign investment enterprises declare dividends in 2008 and beyond out of their cumulative retained profits as at 31 December 2007, such dividends are exempted from withholding income tax. For dividends paid out of profits earned by foreign investment enterprises after 1 January 2008, the 5% withholding income tax will be applicable, unless the investor is deemed as a PRC Tax Resident Enterprise. Management is currently assessing the PRC Tax Resident Enterprise status of the Company and the impact of this tax regulation on the Group's operations and financial position effective from 2008.

Reconciliation between applicable statutory tax rate and the effective tax rate:

	Note	The Group	
		2007	2006 (As restated)
PRC statutory tax rate of 33%		**33.0%**	33.0%
Non-deductible expenses		**1.1%**	1.8%
Realised/unrealised loss on changes in fair value of derivative component of convertible bonds		**1.4%**	12.0%
Non-taxable income			
– Tax refund on reinvestment in a subsidiary	24	**(7.1%)**	–
– Interest income		**(0.1%)**	(0.6%)
– Connection fee		**–**	(1.3%)
Accumulated tax losses and other temporary differences of Guizhou Business not recognised by the Group	(f)	**(0.2%)**	(0.3%)
Impact of PRC preferential tax rates		**(1.1%)**	(2.3%)
Investment tax credits for domestic equipment		**–**	(0.2%)
Effect of change of tax rate under the new PRC enterprise income tax law	(g)	**1.2%**	–
Effective tax rate		**28.2%**	42.1%

Tax effect of preferential tax rate is as follows:

	The Group	
	2007	2006
Aggregate amount (RMB in millions)	**148**	150
Per share effect (RMB)	**0.011**	0.012

(All amounts in RMB thousands unless otherwise stated)

9. TAXATION – GROUP (continued)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset tax assets against tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows:

	The Group	
	2007	2006
Deferred tax assets:		
– Deferred tax asset to be recovered after 12 months	**461,902**	787,991
– Deferred tax asset to be recovered within 12 months	**680,452**	887,636
	1,142,354	1,675,627
Deferred tax liabilities:		
– Deferred tax liabilities to be settled after 12 months	**(448,620)**	(1,051,774)
– Deferred tax liabilities to be settled within 12 months	**(266,832)**	(314,185)
	(715,452)	(1,365,959)
Net deferred tax assets after offsetting	**426,902**	309,668
Deferred tax liabilities that cannot be offset	**(5,864)**	(5,879)

There were no material unrecognised deferred tax assets as at 31 December 2007 and 2006.

The movement of the net deferred tax assets/liabilities is as follows:

		The Group	
	Note	**2007**	2006
Net deferred tax assets after offsetting:			
– Beginning of year		**309,668**	335,234
– Deferred tax credited to the income statement		**87,752**	79,563
– Deferred tax credited/(charged) to equity	6	**29,482**	(105,129)
– End of year		**426,902**	309,668
The deferred tax liabilities that cannot be offset:			
– Beginning of year		**(5,879)**	(5,613)
– Deferred tax credited/(charged) to the income statement		**15**	(266)
– End of year		**(5,864)**	(5,879)

(All amounts in RMB thousands unless otherwise stated)

9. TAXATION – GROUP (continued)

Deferred taxation as at year-end represents the taxation effect of the following temporary differences, taking into consideration the offsetting of balances related to the same fiscal authority:

	Note	The Group	
		2007	2006
Mainland China			
Deferred tax assets:			
Interest on loans from CCF joint ventures	(i)	**23,129**	45,463
Loss arising from terminations of CCF Arrangements	(i)	**–**	20,636
Provision for doubtful debts		**411,274**	492,920
Write-down of inventories to net realisable value		**39,833**	32,858
Accruals of retirement benefits		**12,993**	18,137
Additional depreciation deductible for tax in future years		**–**	6,315
Monetary housing benefits		**8,595**	12,607
Net amount of deferral and amortisation of upfront non-refundable revenue		**321,936**	740,429
Accruals of expenses not yet deductible for tax purpose		**257,145**	232,863
Others		**67,449**	73,399
		1,142,354	1,675,627
Deferred tax liabilities:			
Net amount of capitalisation and amortisation of direct incremental costs		**(321,936)**	(740,429)
Capitalised interest already deducted for tax purpose		**(317,869)**	(520,401)
Revaluation of buildings	6	**(75,647)**	(105,129)
		(715,452)	(1,365,959)
		426,902	309,668
Hong Kong			
Deferred tax liabilities:			
Accelerated depreciation for tax purpose		**(5,864)**	(5,879)

(All amounts in RMB thousands unless otherwise stated)

9. TAXATION – GROUP (continued)

(i) Prior to 2000, in the process of developing its cellular networks, the GSM Business entered into cooperation agreements with certain contractual joint ventures (the "CJVs") established in Mainland China. Each CJV was established by one or more Chinese enterprises and one or more foreign parties. The aforementioned cooperation arrangements are referred to as the China-China-Foreign Arrangement (the "CCF Arrangements"). Pursuant to the CCF Arrangements, the CJVs extended funding to the GSM Business for the construction of telecommunications systems and network equipment in Mainland China. Based on the terms of the cooperation agreements, the CCF Arrangements had been accounted for as secured financing arrangements to the GSM Business, and interest had been accrued by the GSM Business based on the funds provided by the CJVs at the then prevailing market borrowing rates. All CCF Arrangements were terminated in 1999 and 2000, the related loss on the termination of CCF Arrangements was charged to the income statement as incurred. Pursuant to the approval of relevant tax authorities, all the interest costs and the loss on termination of these CCF Arrangements are to be deducted against current taxable income over 7 years. The resulting deferred tax assets were recognised accordingly.

10. INVENTORIES — GROUP

	The Group	
	2007	2006 (As restated)
Handsets	**1,587,124**	1,489,132
Telephone cards	**584,742**	531,407
Others	**356,498**	353,332
	2,528,364	2,373,871

The cost of inventories recognised as expense and included in cost of telecommunications products sold amounted to approximately RMB5,032 million (2006: approximately RMB4,915 million).

For the year ended 31 December 2007, the write-down of inventories to net realisable value amounted to approximately RMB163 million (2006: approximately RMB47 million), which was mainly due to the decline of market values of certain handsets.

(All amounts in RMB thousands unless otherwise stated)

11. ACCOUNTS RECEIVABLE, NET — GROUP

	The Group	
	2007	2006 (As restated)
Accounts receivable for GSM services	**2,558,757**	3,486,610
Accounts receivable for CDMA services	**1,637,100**	2,248,486
Accounts receivable for Data and Internet services	**203,623**	323,369
Accounts receivable for Long Distance services	**440,615**	458,402
Sub-total	**4,840,095**	6,516,867
Less: Provision for doubtful debts for GSM services	**(1,027,899)**	(1,864,775)
Provision for doubtful debts for CDMA services	**(442,192)**	(912,892)
Provision for doubtful debts for Data and Internet services	**(104,218)**	(77,006)
Provision for doubtful debts for Long Distance services	**(54,632)**	(219,983)
	3,211,154	3,442,211

The aging analysis of accounts receivable is as follows:

	The Group	
	2007	2006 (As restated)
Within one month	**1,968,344**	2,343,254
More than one month to three months	**944,300**	935,798
More than three months to one year	**1,519,487**	1,719,787
More than one year	**407,964**	1,518,028
	4,840,095	6,516,867

The normal credit period granted by the Group is on average 30 days from the date of invoice.

There is no significant concentration of credit risk with respect to individual customers' receivables, as the Group has a large number of customers.

Accounts receivable that are less than three months past due are not considered impaired. As at 31 December 2007, accounts receivable of approximately RMB1,243 million (2006: approximately RMB1,099 million) were past due but not impaired. These relate to a number of individuals and corporate customers for whom there is no recent history of default. The aging analysis of these receivables is as follows:

	The Group	
	2007	2006 (As restated)
More than one month to three months	**944,300**	935,798
More than three months to one year	**282,379**	102,196
More than one year	**16,131**	60,963
	1,242,810	1,098,957

(All amounts in RMB thousands unless otherwise stated)

11. ACCOUNTS RECEIVABLE, NET – GROUP (continued)

As at 31 December 2007, accounts receivable of approximately RMB1,629 million (2006: approximately RMB3,075 million) were impaired. The individually impaired receivables mainly relate to subscriber usage fees. The aging of these receivables is as follows:

	The Group	
	2007	2006 (As restated)
More than three months to one year	**1,237,108**	1,617,591
More than one year	**391,833**	1,457,065
	1,628,941	3,074,656

Provision for doubtful debts is analysed as follows:

	The Group	
	2007	2006 (As restated)
Balance, beginning of year	**3,074,656**	3,132,660
Provision for the year	**1,727,009**	1,753,915
Written-off during the year	**(3,172,724)**	(1,811,919)
Balance, end of year	**1,628,941**	3,074,656

The creation and release of provision for impaired receivables have been included in "general, administrative and other expenses" in the income statement (Note 25). Amounts charged to the allowance account are generally written-off when there is reliable evidence to indicate no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the fair value of accounts receivable mentioned above. The Group does not hold any collateral as security.

(All amounts in RMB thousands unless otherwise stated)

12. PREPAYMENTS AND OTHER CURRENT ASSETS

		The Group		The Company	
	Note	**2007**	2006 (As restated)	**2007**	2006
Prepaid rental		**488,001**	375,269	**426**	153
Deposits and prepayments		**682,206**	760,629	**4,558**	5,284
Advances to employees		**132,407**	162,830	**3**	11
Customer acquisition costs of contractual CDMA subscribers	8(b)	**508,340**	458,095	**-**	-
Tax refund on reinvestment in a subsidiary	24	**1,458,715**	–	**-**	-
Others		**246,610**	283,017	**6,809**	5,542
		3,516,279	2,039,840	**11,796**	10,990

The aging analysis of prepayments and other current assets is as follows:

	The Group		The Company	
	2007	2006 (As restated)	**2007**	2006
Within one year	**3,371,984**	1,943,711	**9,819**	9,174
More than one year	**144,295**	96,129	**1,977**	1,816
	3,516,279	2,039,840	**11,796**	10,990

13. SHORT-TERM BANK DEPOSITS

	The Group		The Company	
	2007	2006	**2007**	2006
Bank deposits with maturity exceeding three months	**635,645**	187,449	**635,645**	187,449
Restricted bank deposit	**8,371**	8,371	**-**	–
	644,016	195,820	**635,645**	187,449

The effective interest rate on bank deposits at 31 December 2007 ranged from 3.56% to 5.28% (2006: 3.92% to 5.36%). The bank deposits have a weighted average maturity of 177 days.

As at 31 December 2007, restricted bank deposit represented deposits that were subject to externally imposed restriction relating to construction payable as requested by a contractor.

14. CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2007	2006 (As restated)	**2007**	2006
Cash at bank and in hand	**6,119,784**	11,241,559	**31,128**	12,725
Bank deposits with original maturities of three months or less	**555,692**	1,001,632	**463,132**	907,276
	6,675,476	12,243,191	**494,260**	920,001

The effective interest rate on bank deposits at 31 December 2007 ranged from 2.69% to 5.31% (2006: 3.20% to 5.49%). The bank deposits have a weighted average maturity of 66 days.

15. SHARE CAPITAL — COMPANY

	The Company	
	2007 HKD'000	2006 HKD'000
Authorised:		
30,000,000,000 ordinary shares of HKD0.1 each	**3,000,000**	3,000,000

Issued and fully paid:	**Number of shares '000**	**Ordinary shares, par value of HKD0.1 each HKD'000**	**Share capital**	**Share premium**	**Total**
At 1 January 2006	12,574,265	1,257,426	1,333,621	52,601,014	53,934,635
Employee share option scheme					
– Recognition of shares issued on exercise of options (Note 29)	106,724	10,672	10,819	621,962	632,781
At 31 December 2006	12,680,989	1,268,098	1,344,440	53,222,976	54,567,416
Employee share option scheme					
– Recognition of shares issued on exercise of options (Note 29)	**53,556**	**5,356**	**5,206**	**366,324**	**371,530**
Conversion of convertible bonds (Note 18)	**899,745**	**89,975**	**87,262**	**10,730,766**	**10,818,028**
At 31 December 2007	**13,634,290**	**1,363,429**	**1,436,908**	**64,320,066**	**65,756,974**

(All amounts in RMB thousands unless otherwise stated)

16. RESERVES

(a) Nature and purpose of reserves

(i) Statutory reserves

CUCL has registered as foreign investment enterprises in the PRC. In accordance with the Articles of Association of CUCL, it is required to provide for certain statutory reserves, namely, general reserve fund and staff bonus and welfare fund, which are appropriated from profit after tax and minority interests but before dividend distribution.

CUCL is required to allocate at least 10% of its profit after tax and minority interests determined under the PRC Company Law to the general reserve fund until the cumulative amounts reach 50% of the registered capital. The statutory reserve can only be used, upon approval obtained from the relevant authority, to offset accumulated losses or increase capital.

CUCL appropriated approximately RMB718 million (2006: approximately RMB584 million) to the general reserve fund for the year ended 31 December 2007.

Appropriation to the staff bonus and welfare fund is at the discretion of the directors. The staff bonus and welfare fund can only be used for special bonuses or the collective welfare of the employees and are not distributable as cash dividends. Under HKFRS, the appropriations to the staff bonus and welfare fund will be charged to the income statement as expenses incurred since any assets acquired through this fund belong to the employees. For the years ended 31 December 2007 and 2006, no appropriation to staff bonus and welfare fund has been made by CUCL.

(ii) Other reserve

Other reserve reflects the effect of the Business Combination, which includes the consideration paid, net assets acquired and profit transferred to Unicom Group pursuant to the asset transfer agreement for the Business Combination.

(b) Profit attributable to equity holders

For the year ended 31 December 2007, profit attributable to equity holders included a profit of approximately RMB2,757 million (2006: approximately RMB659 million), which has been dealt with in the financial statements of the Company. As at 31 December 2007, the amount of profit distributable to equity holders of the Company amounted to approximately RMB2,840 million (2006: approximately RMB2,368 million).

(All amounts in RMB thousands unless otherwise stated)

17. LONG-TERM BANK LOANS

	Interest rates and final maturity	The Group		The Company	
		2007	2006	**2007**	2006
RMB denominated bank loans	Fixed interest rates of 3.60% (2006: 3.60% to 5.58%) per annum with maturity through 2010 (2006: maturity through 2010)				
– unsecured		**200,000**	315,000	**–**	–
		200,000	315,000	**–**	–
USD denominated bank loans	Floating interest rates of USD LIBOR plus interest margin of 0.35% to 0.44% (2006: 0.35% to 0.44%) per annum with maturity through 2010 (2006: maturity through 2010) (a)				
– unsecured		**3,652,303**	7,808,699	**3,652,303**	3,904,349
Sub-total		**3,852,303**	8,123,699	**3,652,303**	3,904,349
Less: Current portion		**(2,191,382)**	(3,984,350)	**(2,191,382)**	–
		1,660,921	4,139,349	**1,460,921**	3,904,349

The repayment schedule of the long-term bank loans is as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
Balances due:				
– not later than one year	**2,191,382**	3,984,350	**2,191,382**	–
– later than one year and not later than two years	**–**	2,377,609	**–**	2,342,610
– later than two years and not later than five years	**1,660,921**	1,761,740	**1,460,921**	1,561,739
	3,852,303	8,123,699	**3,652,303**	3,904,349
Less: Portion classified as current liabilities	**(2,191,382)**	(3,984,350)	**(2,191,382)**	–
	1,660,921	4,139,349	**1,460,921**	3,904,349

(All amounts in RMB thousands unless otherwise stated)

17. LONG-TERM BANK LOANS (continued)

(a) On 26 September 2003, the Company signed an agreement with 13 financial institutions for a long-term syndicated loan of USD700 million. This facility was split into 3 tranches (i) USD200 million 3-year loan; (ii) USD300 million 5-year loan; and (iii) USD200 million 7-year loan and carried an interest rate of 0.28%, 0.35% and 0.44% over US dollar LIBOR per annum for each tranche, respectively. In October 2003, the Company and CUCL entered into an agreement to re-lend such funds to CUCL with similar terms to finance the network construction of CUCL. The Company has fully repaid the USD200 million 3-year loan in 2006.

In addition, on 25 February 2004, CUCL signed an agreement with various financial institutions for a long-term syndicated loan of USD500 million to finance its working capital and network construction expenditure. This facility is repayable in 3 years and carries an interest rate of 0.40% over US dollar LIBOR per annum. In February 2007, CUCL fully repaid the USD500 million loan.

(b) The effective interest rate of long-term bank loans denominated in RMB at 31 December 2007 was 3.60% (31 December 2006: 4.22%), and the effective interest rates of long-term bank loans denominated in USD at 31 December 2007 ranged from 4.95% to 5.04% (31 December 2006: from 5.72% to 5.81%).

(c) The carrying amount of long-term bank loans approximated their fair values as at balance sheet date.

18. CONVERTIBLE BONDS

There were no outstanding convertible bonds as at 31 December 2007. The carrying values of the derivative component and liability component of convertible bonds outstanding as at 31 December 2006 were as follows:

	The Group and the Company	
	2007	2006
Liability component	-	7,117,035
Derivative component	-	3,207,914
Carrying value of convertible bonds	-	10,324,949
Number of conversion shares at the issuance date (shares)	-	899,745,075

(All amounts in RMB thousands unless otherwise stated)

18. CONVERTIBLE BONDS (continued)

On 5 July 2006, the Company issued a zero coupon convertible bonds with an aggregate principal amount of USD1 billion (the "Convertible Bonds") to SK Telecom Co., Ltd., ("SK Telecom"), an overseas telecommunications service operator in Korea. The bondholder has the option to convert the Convertible Bonds into shares of the Company with a par value of HKD0.10 each at a conversion price of HKD8.63 (an equivalent of approximately USD1.11) per share subject to adjustment for, among other matters, consolidation, subdivision or reclassification of shares, capitalisation of profits or reserves, rights issues and other events, which have diluting effects on the issued share capital of the Company at any time from and including the first anniversary after the date of issuance up to the close of business in Hong Kong on the day falling seven days prior to 5 July 2009, the maturity date of the Convertible Bonds. Unless previously redeemed, converted, or purchased and cancelled, the Convertible Bonds will be redeemed at 104.26% of its principal amount on 5 July 2009.

At any time after 5 July 2007 or on the occurrence of a relevant event as defined in the Convertible Bonds agreement, a bondholder may freely assign or transfer any of the Convertible Bonds registered in its name to any third party provided that no assignment or transfer may be made to a person who is (i) a fixed line or mobile telecommunications operator in the PRC (a competitor operator), or (ii) directly or indirectly an affiliate of a competitor operator.

On 5 July 2008 (the Put Option Date), each bondholder will have the right at such holder's option, to require the Company to redeem all or some of the Convertible Bonds held by such holder on the Put Option Date at 102.82% of the principal amount. To exercise such right, the holder of the relevant Convertible Bonds must deliver its notice of redemption together with the Certificate evidencing the Convertible Bonds to be redeemed not later than 40 days prior to the Put Option Date.

On 20 August 2007, the Company received a notice delivered by SK Telecom, the sole holder of outstanding Convertible Bonds, pursuant to the terms and conditions of the Convertible Bonds for the conversion in full of the Convertible Bonds into the Company's shares. Accordingly, on 31 August 2007, the Company allotted and issued 899,745,075 ordinary shares of HKD0.10 each of the Company to SK Telecom.

As the functional currency of the Group is RMB, the conversion of the Convertible Bonds denominated in Hong Kong Dollars did not result in settlement by the exchange of a fixed amount of cash in RMB, the functional currency of the Group, for a fixed number of the Company's shares. In accordance with the requirements of HKAS 39, "Financial Instruments – Recognition and Measurement", the bond contract must be separated into two components: a derivative component consisting of the conversion option and a liability component consisting of the straight debt element of the bonds. The conversion option was carried at fair value on the balance sheet with any changes in fair value being charged or credited to the income statement in the period when the change occurred.

(All amounts in RMB thousands unless otherwise stated)

18. CONVERTIBLE BONDS (continued)

The fair value of the derivative component of the Convertible Bonds was calculated using the Binomial model with the major inputs used in the model as at 20 August 2007 and 31 December 2006 as follows:

	20 August 2007 (Conversion date)	31 December 2006
Stock price	**HKD12.16**	HKD11.40
Exercise price	**HKD8.63**	HKD8.63
Volatility	**37%**	31%
Dividend yield	**2%**	2%
Risk free rate	**3.89%**	3.51-3.55%
Expected life	**1.13-1.88 years**	1.76-2.51 years
Option value	**HKD4.20**	HKD3.56

Any changes in the major inputs into the model will result in changes in the fair value of the derivative component. Prior to conversion, the change in the fair value of the conversion option from 31 December 2006 to 20 August 2007 resulted in a fair value loss of approximately RMB569 million (2006: approximately RMB2,397 million), which has been recorded in the "Realised/unrealised loss on changes in fair value of derivative component of convertible bonds" in the income statement for the year ended 31 December 2007.

The initial carrying amount of the liability component was the residual amount of proceeds after deducting the issuance cost of the Convertible Bonds and the fair value of the derivative component as at 5 July 2006, and was subsequently carried at amortised cost. Interest expense was calculated using the effective interest method by applying the effective interest rate of 5.53% to the adjusted liability component. Should the aforesaid derivative component not be separated out and the entire Convertible Bonds be considered as the liability component, the effective interest rate would have been 1.46%.

The Convertible Bonds with carrying value of approximately RMB10,818 million as at 20 August 2007 was fully converted into 899,745,075 ordinary shares of HKD0.1 each of the Company. The share conversion resulted in an increase in share capital and share premium by approximately RMB87 million and RMB10,731 million respectively (Note 15).

(All amounts in RMB thousands unless otherwise stated)

19. OBLIGATIONS UNDER FINANCE LEASES – GROUP

Obligations under finance leases are analysed as follows:

	The Group	
	2007	2006 (As restated)
Total minimum lease payments under finance leases:		
– not later than one year	**1,520**	105,101
– later than one year and not later than two years	**1,824**	8,059
– later than two years and not later than five years	**2,264**	2,639
– later than five years	**–**	58
	5,608	115,857
Less: Future finance charges	**(278)**	(5,623)
Present value of minimum obligations	**5,330**	110,234
Representing obligations under finance leases:		
– current liabilities	**1,448**	100,004
– non-current liabilities	**3,882**	10,230
The present value of obligations under finance leases:		
– not later than one year	**1,448**	100,004
– later than one year and not later than two years	**1,727**	7,666
– later than two years and not later than five years	**2,155**	2,510
– later than five years	**–**	54
	5,330	110,234
Less: Portion classified as current liabilities	**(1,448)**	(100,004)
	3,882	10,230

Obligations under finance leases were mainly related to the leasing of wireless public phone equipment (Note 6).

For the year ended 31 December 2007, interest rates of obligations under finance leases ranged from 4% to 5% (2006: 4% to 5%) per annum.

The carrying amounts of obligations under finance leases approximated their fair values as at balance sheet date.

(All amounts in RMB thousands unless otherwise stated)

20. PAYABLES AND ACCRUED LIABILITIES

	Note	The Group		The Company	
		2007	2006 (As restated)	**2007**	2006
Payables to contractors and equipment suppliers		**20,357,177**	16,355,649	**–**	–
Accrued expenses		**2,681,173**	2,251,746	**26,918**	33,292
Payables to telecommunications product suppliers		**1,863,724**	1,879,017	**–**	–
Customer deposits		**2,188,244**	1,887,661	**–**	–
Maintenance expense payables		**1,394,671**	1,214,163	**–**	–
Salary and welfare payables		**731,062**	608,122	**–**	–
Amounts due to services providers/content providers		**1,073,820**	800,756	**–**	–
Provision for subscriber points expenses	4.1(d)	**633,608**	555,586	**–**	–
Others	(a)	**1,107,828**	991,204	**30,699**	34,779
		32,031,307	26,543,904	**57,617**	68,071

(a) Others included miscellaneous accruals for housing fund and other government surcharges.

The aging analysis of payables and accrued liabilities is as follows:

	The Group		The Company	
	2007	2006 (As restated)	**2007**	2006
Less than six months	**24,077,455**	20,390,910	**57,617**	68,071
Six months to one year	**5,063,993**	3,993,082	**–**	–
More than one year	**2,889,859**	2,159,912	**–**	–
	32,031,307	26,543,904	**57,617**	68,071

21. SHORT-TERM BONDS – GROUP

In March 2006, CUCL completed an offering of short-term bonds of RMB1.0 billion with a maturity period of 365 days carrying at interest rate of 3.12% per annum, which was fully repaid in March 2007.

In July 2006, CUCL completed another offering of short-term bonds in an aggregate amount of RMB6.0 billion, consisting of three tranches of RMB2.0 billion each, with a maturity period of 180 days, 270 days and 365 days, respectively. The interest rates of the bonds ranged from 3.05% to 3.35% per annum. The bonds were also fully repaid in 2007.

(All amounts in RMB thousands unless otherwise stated)

22. INVESTMENTS IN AND LOANS/AMOUNT DUE TO/FROM SUBSIDIARIES – COMPANY

(a) Investments in subsidiaries

	The Company	
	2007	2006
Unlisted equity investments, at cost	**55,436,519**	55,341,026

As at 31 December 2007, the details of the Company's subsidiaries are as follows:

Name	Place and date of incorporation and nature of legal entity	Percentage of equity interests held		Particular of issued share capital	Principal activities and place of operation
		Direct	Indirect		
China Unicom Corporation Limited	The PRC, 21 April 2000, limited liability company	100%	–	RMB64,721,120,000 (Note (i))	Telecommunications operation in the PRC
Unicom New World (BVI) Limited	British Virgin Islands, 5 November 2003, limited company	100%	–	1,000 shares, HKD1 each	Investment holding in BVI
China Unicom International Limited	Hong Kong, 24 May 2000, limited company	100%	–	60,100,000 shares, HKD1 each (Note (ii))	Telecommunications service in Hong Kong
China Unicom USA Co.	USA, 24 May 2002, corporation	–	100%	USD500,000 (Note (iii))	Telecommunications service in USA
China Unicom (Macau) Company Limited	Macau, 15 October 2004, limited company	99%	1%	MOP 60,000,000	Telecommunications operation in Macau
Billion Express Investments Limited	British Virgin Islands, 15 August 2007, limited company	100%	–	1 share, USD1 each	Investment holding in BVI
Central Link Investment Limited	Hong Kong, 31 August 2007, limited company	–	100%	2 shares, HKD1 each	Dormant
Unicom Huasheng Telecommunications Technology Company Limited	The PRC, 1 July 2005, limited liability company	–	99.5%	RMB500,000,000	Sales of telecom products in the PRC

(All amounts in RMB thousands unless otherwise stated)

22. INVESTMENTS IN AND LOANS/AMOUNT DUE TO/FROM SUBSIDIARIES – COMPANY (continued)

(a) Investments in subsidiaries (continued)

Note (i): Pursuant to a resolution by the Board of Directors on 31 July 2007, the Company approved CUCL to increase its share capital from approximately RMB47.43 billion to approximately RMB64.72 billion.

Note (ii): Pursuant to a resolution by the Board of Directors on 28 March 2007, the Company approved Unicom International to increase its share capital from HKD100,000 to HKD60.1 million.

Note (iii): China Unicom USA Co. increased its share capital from USD10,000 to USD500,000 during the year.

(b) Loans to subsidiaries

(i) In October 2003, the Company and CUCL signed an agreement for a long-term unsecured loan of USD700 million with terms similar to the long-term syndicated bank loan to finance the network construction of CUCL (Note 17(a)). The loan was split into 3 tranches (i) USD200 million 3-year loan; (ii) USD300 million 5-year loan and (iii) USD200 million 7-year loan and carried an interest rate of 0.4%, 0.47% and 0.55% over US dollar LIBOR per annum, respectively. During 2006, CUCL fully repaid the USD200 million 3-year loan.

(ii) In September 2006, the Company and CUCL signed an agreement for a long-term unsecured loan of USD995 million. The loan is interest bearing at 5.67% per annum and wholly repayable in 2009.

(iii) In July 2006, the Company and Unicom Macau signed an agreement for a long-term loan facility of HKD60 million. As at 31 December 2007, Unicom Macau has utilised HKD59.4 million, equivalent to approximately RMB55.6 million (2006: approximately HKD29.3 million, equivalent to approximately RMB29.5 million). The loans are unsecured, interest-free and repayable in September 2008.

In September 2007, the Company and Unicom Macau signed another agreement for a long-term loan facility of MOP40 million. As at 31 December 2007, Unicom Macau has not utilised the facility yet.

(iv) The carrying amounts of loans to subsidiaries approximated their fair values as at balance sheet date.

(c) Amounts due to/from subsidiaries

The amounts due to/from subsidiaries, other than loans to subsidiaries as disclosed above, are unsecured, interest-free and repayable on demand.

(All amounts in RMB thousands unless otherwise stated)

23. REVENUE (TURNOVER) – GROUP

Revenue primarily comprises usage fees, monthly fees, interconnection revenue, leased line rental income, value-added services revenue and sales of telecommunications products earned by the Group. Tariffs for these services are subject to regulations by various government authorities, including the State Development and Reform Commission, the Ministry of Information Industry ("MII") and the provincial price regulatory authorities.

Revenue is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to approximately RMB2,369 million for the year ended 31 December 2007 (2006: approximately RMB2,316 million).

The major components of revenue are as follows:

	Note	2007	2006 (As restated)
GSM Business			
Usage fee	(a) (i)	**35,111,665**	34,067,003
Monthly fee	(b)	**6,965,329**	7,437,095
Interconnection revenue	(c)	**6,022,826**	4,921,363
Value-added services revenue	(e)	**13,528,197**	11,597,432
Other revenue		**1,147,287**	1,859,345
Total GSM service revenue		**62,775,304**	59,882,238
CDMA Business			
Usage fee	(a) (i)	**13,941,247**	15,085,577
Monthly fee	(b)	**4,574,887**	5,122,008
Interconnection revenue	(c)	**2,066,187**	1,759,293
Value-added services revenue	(e)	**6,413,204**	5,375,579
Other revenue		**734,715**	534,018
Total CDMA service revenue		**27,730,240**	27,876,475
Data and Internet Business			
Usage fee	(a) (ii)	**1,712,831**	1,769,012
Interconnection revenue	(c)	**36,300**	39,758
Leased lines rental income	(d)	**535,832**	472,475
Value-added services revenue	(e)	**331,133**	–
Other revenue		**9,757**	39,147
Total Data and Internet service revenue		**2,625,853**	2,320,392
Long Distance Business			
Usage fee	(a) (ii)	**352,081**	63,340
Interconnection revenue	(c)	**476,803**	389,375
Leased lines rental income	(d)	**670,866**	557,270
Other revenue		**7,751**	4,565
Total Long Distance service revenue		**1,507,501**	1,014,550
Total service revenue		**94,638,898**	91,093,655
Sales of telecommunications products		**4,900,489**	4,253,660
Total revenue		**99,539,387**	95,347,315

(All amounts in RMB thousands unless otherwise stated)

23. REVENUE (TURNOVER) – GROUP (continued)

(a) Usage fees comprise:

(i) charges for incoming and outgoing calls made by cellular subscribers including charges for local calls, domestic direct dial ("DDD") and international direct dial ("IDD") as well as roaming fees for calls made by cellular subscribers outside their local service areas; and

(ii) charges for IP telephone calls, data and Internet services and fixed line long distance calls.

(b) Monthly fees represent fixed amounts charged to cellular subscribers on a monthly basis for maintaining their access to the related services.

(c) Interconnection revenue represents amounts received from other operators, including Unicom Group, for calls from their networks to the Group's networks. It also includes roaming-in fees received from other operators, for calls made by their subscribers using the Group's cellular networks (Notes 33.1(a) and 33.2(a)).

(d) Leased lines rental income represents rentals received for leasing of transmission lines and IRU to business customers and other major telecommunications service operators in Mainland China. Other major telecommunications service operators include China Telecommunications Corporation and its subsidiaries, China Mobile Communications Corporation and its subsidiaries and China Network Communication Group Corporation and its subsidiaries. These entities are collectively referred to as "Domestic Carriers".

(e) Value-added services revenue mainly represents revenue from the provision of services such as short message, cool ringtone, CDMA 1X wireless data services and secretarial services to subscribers.

24. OTHER GAINS – NET

	Note	2007	2006 (As restated)
Tax refund on reinvestment in a subsidiary	(a)	**2,780,682**	–
Others		**142,478**	21,347
		2,923,160	21,347

Note (a): During 2007, the Company reinvested the undistributed profits into a subsidiary and was granted a refund of a portion of the taxes previously paid by this subsidiary as permitted under the tax law effective until 31 December 2007. This tax refund on reinvestment in a subsidiary was recorded as "other gains".

(All amounts in RMB thousands unless otherwise stated)

25. EXPENSES BY NATURE – GROUP

The following expenses are analysed by nature:

	Note	2007	2006 (As restated)
Depreciation on property, plant and equipment	6	**22,160,333**	22,263,719
Amortisation of other assets	8(d)	**516,834**	422,849
Total depreciation and amortisation		**22,677,167**	22,686,568
Amortisation of direct incremental costs for activating cellular subscribers	8(a)	**1,527,459**	1,828,784
Amortisation of customer acquisition costs of contractual CDMA subscribers	8(b)	**4,000,358**	4,375,353
Provision for doubtful debts:			
– GSM Business		**1,257,670**	1,133,690
– CDMA Business		**395,263**	460,515
– Data and Internet Business		**45,916**	106,883
– Long Distance Business		**28,160**	52,827
Total provision for doubtful debts	11	**1,727,009**	1,753,915
Write-down of inventories to net realisable value	10	**163,268**	46,795
Cost of inventories	10	**5,031,706**	4,914,876
Auditors' remuneration		**68,578**	120,323
Operating lease charges:			
– Leased lines		**753,859**	686,376
– CDMA network capacities	4.2(c)	**8,381,638**	8,256,623
– Others		**1,724,877**	1,483,828
Total operating lease expenses		**10,860,374**	10,426,827
Other expenses:			
– Repair and maintenance		**3,125,440**	2,954,132
– Travelling, entertainment and meeting		**878,585**	791,046
– Power and water charges		**3,009,933**	2,674,195
– Vehicle usage		**701,841**	588,653
– Office and administration expenses		**1,214,775**	1,131,779

(All amounts in RMB thousands unless otherwise stated)

25. EXPENSES BY NATURE – GROUP (continued)

	Note	2007	2006 (As restated)
Financial (gains)/costs:			
– Interest on bank loans repayable over 5 years		**–**	956
– Interest on bank loans and bonds repayable within 5 years		**367,952**	1,170,599
– Interest element of finance lease		**4,735**	33,895
– Interest expense on convertible bonds	18	**241,535**	193,123
– Less: Amounts capitalised in construction-in-progress	6	**(273,551)**	(430,814)
Total interest expense		**340,671**	967,759
– Exchange gain, net		**(480,322)**	(372,691)
– Others		**52,643**	64,564
Total financial (gains)/costs		**(87,008)**	659,632

26. EMPLOYEE BENEFIT EXPENSES – GROUP

	Note	2007	2006 (As restated)
Employee benefit expenses:			
– Salaries and wages		**5,635,509**	5,184,865
– Contributions to defined contribution pension schemes	27	**542,894**	478,305
– Contributions to supplementary defined contribution pension schemes	27	**72,011**	54,037
– Contributions to state-sponsored fund	28	**287,184**	286,785
– Monetary housing benefits	28	**32,588**	35,528
– Other housing benefits	28	**412,540**	494,865
– Share-based compensation	29	**157,262**	146,294
Total		**7,139,988**	6,680,679

(All amounts in RMB thousands unless otherwise stated)

26. EMPLOYEE BENEFIT EXPENSES – GROUP (continued)

26.1 Directors' and senior management's emoluments

The remuneration of every Director for the year ended 31 December 2007 is set out below:

Name of Director	Notes	Fees	Salaries and allowance	Bonuses paid and payable	Other benefits Note(a)	Contri-butions to pension schemes	Total
Chang Xiaobing		–	2,247	1,730	715	21	4,713
Shang Bing		–	1,966	1,405	612	21	4,004
Tong Jilu		–	1,592	1,112	469	21	3,194
Yang Xiaowei	(f)	–	1,264	848	434	21	2,567
Li Zhengmao	(f)	–	1,264	848	434	21	2,567
Li Gang	(f)	–	1,264	848	410	21	2,543
Zhang Junan	(f)	–	1,264	848	410	21	2,543
Miao Jianhua	(b)	–	595	402	–	9	1,006
Lu Jianguo	(f)	300	–	–	434	–	734
Lee Suk Hwan	(c)	54	–	–	–	–	54
Wu Jinglian		384	–	–	24	–	408
Shan Weijian		346	–	–	24	–	370
Cheung Wing Lam, Linus		365	–	–	24	–	389
Wong Wai Ming	(d)	375	–	–	–	–	375
Li Jianguo	(e)	–	659	–	229	12	900
Total		1,824	12,115	8,041	4,219	168	26,367

The remuneration of every Director for the year ended 31 December 2006 is set out below:

Name of Director	Notes	Fees	Salaries and allowance	Bonuses paid and payable	Other benefits Note(a)	Contri-butions to pension schemes	Total
Chang Xiaobing		–	2,460	2,092	788	19	5,359
Shang Bing		–	2,152	1,632	688	19	4,491
Tong Jilu		–	1,742	1,291	534	19	3,586
Li Jianguo	(e)	–	1,038	738	399	15	2,190
Yang Xiaowei	(f)	–	1,038	738	397	15	2,188
Li Zhengmao	(f)	–	1,038	738	397	15	2,188
Li Gang	(f)	–	1,038	738	338	15	2,129
Zhang Junan	(f)	–	1,038	738	338	15	2,129
Lu Jianguo	(f)	247	–	–	399	–	646
Wu Jinglian		420	–	–	100	–	520
Shan Weijian		379	–	–	100	–	479
Cheung Wing Lam, Linus		400	–	–	84	–	484
Wong Wai Ming	(d)	390	–	–	–	–	390
Li Qiuhong	(g)	–	346	235	57	3	641
Lo Wing Yan, William	(g)	–	608	–	(248)	3	363
Ye Fengping	(g)	–	346	–	63	3	412
Liu Yunjie	(g)	81	–	–	39	–	120
Total		1,917	12,844	8,940	4,473	141	28,315

(All amounts in RMB thousands unless otherwise stated)

26. EMPLOYEE BENEFIT EXPENSES – GROUP (continued)

26.1 Directors' and senior management's emoluments (continued)

Notes:

(a) Other benefits represent the share options granted to the directors of the Company under the Company's share option scheme. In 2007, the Company has changed the presentation basis of the disclosure of other benefits by using share-based compensation costs recognised for the relevant year, which is consistent with the Group's accounting policies as set out in Note 2.16(c). In previous years, other benefits represented the difference between the market price of the options and the exercise price of the options exercised during the year. Accordingly, the comparative information of other benefits for the year ended 31 December 2006 has been revised by the Company to conform with the current year's presentation.

(b) Mr. Miao Jianhua was appointed as executive director on 12 July 2007.

(c) Mr. Lee Suk Hwan was appointed as non-executive director on 23 October 2007.

(d) Mr. Wong Wai Ming was appointed as independent non-executive director on 19 January 2006.

(e) Ms. Li Jianguo was appointed as executive director on 1 April 2006 and resigned on 9 July 2007.

(f) Mr. Yang Xiaowei, Mr. Li Zhengmao, Mr. Li Gang and Mr. Zhang Junan were appointed as executive directors on 1 April 2006. Mr. Lu Jianguo was appointed as non-executive director on 1 April 2006.

(g) Mr. Li Qiuhong, Mr. Lo Wing Yan, William, and Mr. Ye Fengping resigned as executive directors on 1 April 2006. Mr. Liu Yunjie resigned as non-executive director on 1 April 2006.

During 2007, no share options were granted to the Directors (2006: 2,840,000 share options were granted to the then existing Directors and 3,000,000 share options were granted to management who were later appointed as Directors of the Company). No directors waived the right to receive emoluments during the year (2006: Nil).

During 2007 and 2006, the Company did not incur any payment to any director for loss of office or as inducement to any director to join the Company.

(All amounts in RMB thousands unless otherwise stated)

26. EMPLOYEE BENEFIT EXPENSES – GROUP (continued)

26.2 Five highest paid individuals

Of the five highest paid individuals for the year ended 31 December 2007, all of them were existing directors of the Company and their remuneration has been disclosed in Note 26.1. Of the five highest paid individuals for the year ended 31 December 2006, four of them were the then directors of the Company whose remuneration was disclosed in Note 26.1. For the year ended 31 December 2006, the remaining highest paid individual was a past director whose remuneration falls within the band from RMB1.5 million to RMB2.0 million. His remuneration is set out below.

	2007	2006
Salaries and allowances	–	1,038
Bonuses paid and payable	–	706
Other benefits (Note 26.1(a))	–	232
Contributions to pension schemes	–	9
	–	1,985

27. RETIREMENT BENEFITS – GROUP

Full time employees in Mainland China are covered by a state-sponsored defined contribution pension scheme under which the employees are entitled to an annual pension equal to a fixed proportion of their basic salaries at their retirement dates. The PRC government is responsible for the pension liability to these retired employees. The Group was required to make defined contributions to the pension scheme at the rate of 20% of the employees' basic salaries for the year ended 31 December 2007 (2006: 19%). Under this scheme, the Group has no obligation for post-retirement benefits beyond the annual contributions.

In addition, effective from 11 August 1998, a supplementary defined contribution pension plan managed by an independent insurance company was established. Under this plan, the Group makes a monthly defined contribution of 4% to 16% (2006: 2% to 16%) of the monthly salaries of the relevant employees. There were no vested benefits attributable to past services upon adoption of the plan.

Retirement benefits charged to the income statement are as follows:

	2007	2006 (As restated)
Contributions to defined contribution pension schemes	**542,894**	478,305
Contributions to supplementary defined contribution pension schemes	**72,011**	54,037

(All amounts in RMB thousands unless otherwise stated)

28. HOUSING BENEFITS - GROUP

Under housing reform schemes in accordance with government regulations at the provincial level in Mainland China, the Group provided benefits to certain qualified employees to enable them to purchase living quarters at a discount. For GSM Business, certain of these living quarters were provided by Unicom Group and the related benefits were not charged to the Group. Housing benefits which were not charged to the Group amounted to approximately RMB14.9 million for 2007 (2006: approximately RMB14.9 million).

In addition, full time employees in Mainland China are entitled to participate in a state-sponsored housing fund. The fund can be used for the construction of living quarters or may be withdrawn upon the retirement of the employees. The Group is required to make annual contributions to the housing fund at a rate of 10% (2006: 10%) of the employees' basic salaries.

According to the central government policy on housing reform based on a State Council circular issued in 1998, monetary housing subsidies in the form of special cash payments are to be made by certain Mainland China enterprises to their employees in order to enable them to purchase living quarters. Under this general policy, enterprises are allowed to establish their own housing reform schemes, taking into consideration the actual financial capability of the enterprises.

The Group finalised its monetary housing benefit scheme as a special employee incentive scheme for all qualified employees in 2001. According to the scheme, the total amount of monetary housing benefit for each employee is determined based on the working age of the employee and the property market price prevailing in the relevant location. The total monetary housing benefit is divided into three annual payments in the proportion of 40%, 30% and 30% respectively. In order to be included in the incentive scheme, employees are required to sign a service contract with a minimum service period. The employees will be entitled to the first 40% payment only when the following criteria are met in a particular year:

(i) the provincial branch in which the employees are working has achieved the annual performance budget set by head office management; and

(ii) the employees continue to be under the employment of the Group at the time of the payment.

Similarly, the employees will only be entitled to the second and then the third annual payments when and only when the above two conditions are also fulfilled in subsequent years.

For the years ended 31 December 2007 and 2006, certain provinces achieved the annual performance budget and were thus approved by management to distribute and pay out such monetary housing benefits. The provisions for special monetary housing benefits for qualified employees of these provinces for the years ended 31 December 2007 and 2006 amounted to approximately RMB33 million and RMB36 million, respectively, based on the aforementioned distribution plan. The remaining provinces were not entitled to the special monetary housing benefits in 2007 since they did not achieve their annual performance budget in 2007 and accordingly, no provision for such benefits was made.

(All amounts in RMB thousands unless otherwise stated)

28. HOUSING BENEFITS – GROUP (continued)

The expenses incurred by the Group in relation to the housing benefits described above are as follows:

	2007	2006 (As restated)
Contributions to state-sponsored fund	**287,184**	286,785
Special monetary housing benefits	**32,588**	35,528
Other housing benefits	**412,540**	494,865
	732,312	817,178

29. SHARE OPTION SCHEME

The Company adopted a share option scheme (the "Share Option Scheme") and a fixed award pre-global offering share options scheme ("Pre-Global Offering Share Option Scheme") on 1 June 2000 for the granting of share options to qualified employees, with terms amended on 13 May 2002 and 11 May 2007.

All of the share options granted are governed by the amended terms of the Share Option Scheme and Pre-Global Offering Share Option Scheme as mentioned below.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	The Company			
	2007		2006	
	Average exercise price in HKD per share	**Number of share options involved**	Average exercise price in HKD per share	Number of share options involved
Balance, beginning of year	**6.95**	**314,256,000**	6.51	257,602,000
Granted	**-**	**-**	6.35	167,466,000
Forfeited	**8.43**	**(3,420,800)**	6.92	(4,088,000)
Exercised	**6.03**	**(53,555,600)**	4.95	(106,724,000)
Balance, end of year	**7.12**	**257,279,600**	6.95	314,256,000

Employee share options exercised for the year ended 31 December 2007 resulted in 53,555,600 shares being issued (2006: 106,724,000 shares), with exercise proceeds of approximately RMB313 million (2006: approximately RMB535 million).

As at 31 December 2007, out of the 257,279,600 outstanding share options (2006: 314,256,000 options), 92,713,600 share options (2006: 115,683,600 options) were exercisable, and the weighted average exercise price was HKD8.48 (2006: HKD8.09).

(All amounts in RMB thousands unless otherwise stated)

29. SHARE OPTION SCHEME (continued)

As at 31 December 2007, information of outstanding share options is summarised as follows:

Date of options grant	The period during which an option may be exercised	The price per share to be paid on exercise of options	Number of share options outstanding as at 31 December 2007	Number of share options outstanding as at 31 December 2006
Share options granted under the Pre-Global Offering Share Option Scheme:				
22 June 2000 (a)	22 June 2002 to 21 June 2010	HKD15.42	**21,126,800**	24,178,000
Share options granted under the Share Option Scheme:				
30 June 2001 (b)	30 June 2001 to 22 June 2010	HKD15.42	**5,608,000**	6,292,000
10 July 2002 (c)	10 July 2003 to 9 July 2008	HKD6.18	**3,308,000**	11,540,400
21 May 2003 (d)	21 May 2004 to 20 May 2009	HKD4.30	**11,092,800**	25,611,600
20 July 2004 (e)	20 July 2005 to 19 July 2010	HKD5.92	**50,924,000**	80,224,000
21 December 2004 (f)	21 December 2005 to 20 December 2010	HKD6.20	**654,000**	654,000
15 February 2006 (g)	15 February 2008 to 14 February 2012	HKD6.35	**164,566,000**	165,756,000
			257,279,600	314,256,000

(All amounts in RMB thousands unless otherwise stated)

29. SHARE OPTION SCHEME (continued)

(a) Pursuant to the resolution passed by the Board of Directors in June 2000, a total of the 27,116,600 share options were granted on 22 June 2000 to the senior management, including directors, and certain other employees (which represent, on their full exercise, 27,116,600 shares of the Company) under the fixed award Pre-Global Offering Share Option Scheme adopted by the Company on 1 June 2000 in the following terms:

(i) the exercise price is equivalent to the share issue price of the Global Offering of HKD15.42 per share (excluding the brokerage fee and SEHK transaction levy); and

(ii) the share options are vested and exercisable after 2 years from the grant date and expire 10 years from the date of grant.

No further option can be granted under the Pre-Global Offering Option Scheme.

The Pre-Global Offering Option Scheme had been amended in conjunction with the amended terms of the Share Option Scheme on 13 May 2002 and 11 May 2007, respectively. Apart from the above two terms, the principal terms are substantially the same as the amended Share Option Scheme in all material aspects.

(b) On 1 June 2000, the Company adopted the Share Option Scheme pursuant to which the directors of the Company may, at their discretion, invite employees, including executive directors, of the Company or any of its subsidiaries, to take up share options to subscribe for shares up to a maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme as described above) equal to 10% of the total issued share capital of the Company. Pursuant to the Share Option Scheme, the nominal consideration payable by a participant for the grant of share options will be HKD1.00. The exercise price payable by a participant upon the exercise of an option will be determined by the directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the higher of:

(i) the nominal value of a share; and

(ii) 80% of the average of the closing prices of shares on the SEHK on the five trading days immediately preceding the date of grant of the option on which there were dealings in the shares on the SEHK.

The period during which an option may be exercised will be determined by the directors at their discretion, except that no option may be exercised later than 10 years from 22 June 2000. According to a resolution of the Board of Directors in June 2001, the Company has granted 6,724,000 share options under the Share Option Scheme which represent, on their full exercise, 6,724,000 shares to certain employees of the Group under the following terms:

(i) the price of a share payable by a participant upon the exercise of an option shall be HKD15.42 (excluding the brokerage fee and SEHK transaction levy); and

(ii) the share options are vested on the date of grant and exercisable from the date of grant to 22 June 2010.

(All amounts in RMB thousands unless otherwise stated)

29. SHARE OPTION SCHEME (continued)

The terms of the Share Option Scheme were amended on 13 May 2002 to comply with the requirements set out in the Chapter 17 of the Listing Rules which came into effect on 1 September 2001 with the following major amendments:

(i) share option may be granted to employees including executive directors of the Group or any of the non-executive directors;

(ii) the option period commences on a day after the date on which an option is offered but not later than 10 years from the offer date; and

(iii) minimum subscription price shall not be less than the higher of:

- the nominal value of the shares;
- the closing price of the shares of the stock exchange as stated in the stock exchange's quotation sheets on the offer date in respect of the share options; and
- the average closing price of the shares on the stock exchange's quotation sheets for the five trading days immediately preceding the offer date.

On 11 May 2007, the Company further amended the Share Option Scheme with major amendments related to the exercise of options upon cessation of employment. These amendments are made in order to reduce the administrative burden on the Company to monitor outstanding options for grantees whose employment has been terminated.

(c) Pursuant to the resolution passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated 10 July 2002, a total of 36,028,000 share options were granted to eligible individuals including directors, independent non-executive directors, and the non-executive directors of the Company under the amended Share Option Scheme under the following terms:

(i) aggregate of 2,802,000 share options were granted to the executive directors, non-executive directors and independent non-executive directors of the Company;

(ii) the exercise price per share option is HKD6.18; and

(iii) the vesting dates and exercisable periods of the share options are as follows:

Vesting dates	Exercisable periods	Portions
10 July 2003	10 July 2003 to 9 July 2008	40%
10 July 2004	10 July 2004 to 9 July 2008	30%
10 July 2005	10 July 2005 to 9 July 2008	30%

(All amounts in RMB thousands unless otherwise stated)

29. SHARE OPTION SCHEME (continued)

(d) Pursuant to the resolution passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated 21 May 2003 and 30 May 2003, a total of 105,590,000 share options and 366,000 share options were granted to eligible individuals (including directors, independent non-executive directors, non-executive directors, middle to senior management of the Group) respectively, under the amended Share Option Scheme in the following terms:

(i) an aggregate of 2,772,000 share options were granted to the executive directors, non-executive directors and independent non-executive directors of the Company;

(ii) the exercise prices per share option are HKD4.30 and HKD4.66, respectively; and

(iii) the vesting dates and exercisable periods of the share options are as follows:

Vesting dates	Exercisable periods	Portions
21 May 2004	21 May 2004 to 20 May 2009	40%
21 May 2005	21 May 2005 to 20 May 2009	30%
21 May 2006	21 May 2006 to 20 May 2009	30%

(e) Pursuant to the resolution passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated 20 July 2004, a total of 112,668,000 share options were granted to eligible individuals (including directors, independent non-executive directors, non-executive directors, middle to senior management of the Group), under the amended Share Option Scheme in the following terms:

(i) an aggregate of 3,366,000 share options were granted to the executive directors, non-executive directors and independent non-executive directors of the Company;

(ii) the exercise price per share option is HKD5.92; and

(iii) the vesting dates and exercisable periods of the share options are as follows:

Vesting dates	Exercisable periods	Portions
20 July 2005	20 July 2005 to 19 July 2010	40%
20 July 2006	20 July 2006 to 19 July 2010	30%
20 July 2007	20 July 2007 to 19 July 2010	30%

(All amounts in RMB thousands unless otherwise stated)

29. SHARE OPTION SCHEME (continued)

(f) Pursuant to the resolution passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated 21 December 2004, a total of 654,000 share options were granted to the executive directors of the Company, under the amended Share Option Scheme in the following terms:

(i) the exercise price per share option is HKD6.20; and

(ii) the vesting dates and exercisable periods of the share options are as follows:

Vesting dates	Exercisable periods	Portions
21 December 2005	21 December 2005 to 20 December 2010	40%
21 December 2006	21 December 2006 to 20 December 2010	30%
21 December 2007	21 December 2007 to 20 December 2010	30%

(g) Pursuant to the resolution passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated 15 February 2006, a total of 167,466,000 share options were granted to eligible individuals (including directors and middle to senior management of the Group) under the amended Share Option Scheme in the following terms:

(i) this grant comprises basic and conditional portions. The criterion for the exercise of the conditional portion of share options are based on the achievement of revenue and profit targets of the 2006 budget of the Group and respective provincial branches. Under this scheme, out of the total of 167,446,000 share options granted, 37,762,000 share options were granted with performance conditions;

(ii) an aggregate of 2,840,000 share options were granted to the then executive directors of the Company;

(iii) the exercise price per share option is HKD6.35; and

(iv) the vesting dates and exercisable periods of the share options are as follows:

Vesting dates	Exercisable periods	Portions
15 February 2008	15 February 2008 to 14 February 2012	50%
15 February 2009	15 February 2009 to 14 February 2012	50%

(All amounts in RMB thousands unless otherwise stated)

29. SHARE OPTION SCHEME (continued)

The Group recognised share-based employee compensation costs based on the estimated fair value of share options at the grant date by using the Black-Scholes valuation model. Because the Black-Scholes valuation model requires the input of subjective assumptions, including the volatility of share price, change in subjective input assumptions can materially affect the fair value estimate. Accordingly, the fair value of share options granted under the above scheme in 2006 was HKD2.10 per option. The significant assumptions used was the closing price of HKD6.35 at the grant date, exercise price of HKD6.35 per share, volatility of 39%, expected life of share options of 5 years, expected dividend yield of 2% and annual risk-free interest rate of 4%. The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over the last 5 years.

For the year ended 31 December 2007, employee share-based compensation costs amortised over the vesting periods of the share options amounted to approximately RMB157 million (2006: approximately RMB146 million).

(h) Details of share options exercised during 2007 and 2006 are as follows:

For the year ended 31 December 2007:

Grant date	**Exercise price HKD**	**Weighted average closing price per share at respective days immediately before days of exercise of options HKD**	**Proceeds received HKD**	**Number of shares involved**
22 June 2000	**15.42**	**17.56**	**34,657,992**	**2,247,600**
30 June 2001	**15.42**	**17.62**	**8,450,160**	**548,000**
10 July 2002	**6.18**	**12.96**	**49,793,496**	**8,057,200**
21 May 2003	**4.30**	**12.95**	**60,057,240**	**13,966,800**
20 July 2004	**5.92**	**13.77**	**170,117,120**	**28,736,000**
			323,076,008	**53,555,600**

For the year ended 31 December 2006:

Grant date	Exercise price HKD	Weighted average closing price per share at respective days immediately before days of exercise of options HKD	Proceeds received HKD	Number of shares involved
10 July 2002	6.18	8.82	81,180,480	13,136,000
21 May 2003	4.30	8.35	282,742,200	65,754,000
30 May 2003	4.66	8.51	986,860	212,000
20 July 2004	5.92	8.80	163,522,240	27,622,000
			528,431,780	106,724,000

30. EARNINGS PER SHARE

Earnings per share and ADS:

Basic earnings per share for the years ended 31 December 2007 and 2006 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per share for the years ended 31 December 2007 and 2006 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the years, after adjusting for the effects of the dilutive potential ordinary shares. All potential ordinary shares arose from (i) share options granted under the amended Pre-Global Offering Share Option Scheme; (ii) share options granted under the amended Share Option Scheme and (iii) the Convertible Bonds. The potential ordinary shares which are not dilutive mainly arose from share options granted under the amended Pre-Global Offering Share Option Scheme and the Convertible Bonds and are excluded from the weighted average number of ordinary shares for the purpose of computation of diluted earnings per share.

	2007			2006 (As restated)		
	Profit attributable to equity holders RMB'000	**Shares In thousands**	**Per share amount RMB**	Profit attributable to equity holders RMB'000	Shares In thousands	Per share amount RMB
Basic earnings	**9,299,784**	**13,036,566**	**0.713**	3,800,920	12,599,018	0.302
Effect of conversion of share options	**-**	**124,523**		–	50,288	
Diluted earnings	**9,299,784**	**13,161,089**	**0.707**	3,800,920	12,649,306	0.300

Basic and diluted earnings per ADS have been computed by multiplying the earnings per share by 10, which is the number of shares represented by each ADS.

To enable an investor to better understand the Group's results, below is a table reconciling earnings per share to adjusted earnings per share, excluding the realised/unrealised loss on changes in fair value of derivative component of Convertible Bonds and other gains from tax refund on reinvestment in a subsidiary. These adjusting items are not considered to be indicators of the Group's operating performance.

(All amounts in RMB thousands unless otherwise stated)

30. EARNINGS PER SHARE (continued)

	2007	2006 (As restated)
Profit attributable to equity holders of the Company	**9,299,784**	3,800,920
Adjustments for:		
Realised/unrealised loss on changes in fair value of derivative component of Convertible Bonds	**568,860**	2,396,592
Other gains from tax refund on reinvestment in a subsidiary	**(2,780,682)**	–
Adjusted profit attributable to equity holders excluding the realised/unrealised loss on changes in fair value of derivative component of Convertible Bonds and other gains from tax refund on reinvestment in a subsidiary	**7,087,962**	6,197,512
Adjusted basic earnings per share excluding the realised/unrealised loss on changes in fair value of derivative component of Convertible Bonds and other gains from tax refund on reinvestment in a subsidiary (RMB)	**0.544**	0.492
Adjusted diluted earnings per share excluding the realised/unrealised loss on changes in fair value of derivative component of Convertible Bonds and other gains from tax refund on reinvestment in a subsidiary (RMB)	**0.539**	0.490

31. DIVIDENDS

At the annual general meeting held on 11 May 2007, the shareholders of the Company approved the payment of a final dividend of RMB0.18 per ordinary share for the year ended 31 December 2006 totaling approximately RMB2,285 million, which has been reflected as an appropriation of retained profits during the year ended 31 December 2007. As at 31 December 2007, such dividends have been fully paid by the Company.

At a meeting held on 27 March 2008, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.20 per ordinary share to the shareholders for the year ended 31 December 2007 totaling approximately RMB2,727 million. This proposed dividend has not been reflected as a dividend payable in the financial statements as at 31 December 2007, but will be reflected as an appropriation of retained profits in the financial statements for the year ending 31 December 2008.

	2007	2006
Proposed final dividend of RMB0.20 (2006: RMB0.18) per ordinary share	**2,726,858**	2,282,578

32. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets of the Group mainly include cash and cash equivalents, short-term bank deposits, accounts receivable, amounts due from related parties and Domestic Carriers. Financial liabilities of the Group mainly include payables and accrued liabilities, bank loans, convertible bonds, short-term bonds, lease payables and amounts due to Unicom Group, related parties and Domestic Carriers.

Cash and cash equivalents and short-term bank deposits denominated in foreign currencies, as summarised below, have been translated to RMB at the applicable rates quoted by the People's Bank of China as at 31 December 2007 and 2006.

	The Group					
	2007			2006		
	Original currency '000	**Exchange rate**	**RMB equivalent '000**	Original currency '000	Exchange rate	RMB equivalent '000
Cash and cash equivalents:						
– denominated in HK dollars	**394,439**	**0.94**	**369,345**	651,551	1.00	654,613
– denominated in US dollars	**41,179**	**7.30**	**300,797**	478,937	7.81	3,735,659
– denominated in MOP	**64**	**0.91**	**58**	–	0.98	–
– denominated in EURO	**2,603**	**10.67**	**27,767**	1,700	10.27	17,457
Sub-total			**697,967**			4,407,729
Short-term bank deposits:						
– denominated in HK dollars	**70,884**	**0.94**	**66,375**	13,000	1.00	13,060
– denominated in US dollars	**77,933**	**7.30**	**569,270**	22,333	7.81	174,389
Sub-total			**635,645**			187,449
Total			**1,333,612**			4,595,178

32. FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

	The Company					
	2007			2006		
	Original currency '000	**Exchange rate**	**RMB equivalent '000**	Original currency '000	Exchange rate	RMB equivalent '000
Cash and cash equivalents:						
– denominated in HK dollars	**354,867**	**0.94**	**332,290**	624,847	1.00	627,765
– denominated in US dollars	**22,174**	**7.30**	**161,970**	37,424	7.81	292,236
Sub-total			**494,260**			920,001
Short-term bank deposits:						
– denominated in HK dollars	**70,884**	**0.94**	**66,375**	13,000	1.00	13,060
– denominated in US dollars	**77,933**	**7.30**	**569,270**	22,333	7.81	174,389
Sub-total			**635,645**			187,449
Total			**1,129,905**			1,107,450

The Group did not have and does not believe it will have any difficulties in exchanging its foreign currency cash into RMB at the exchange rates quoted by the People's Bank of China. The carrying amounts of the Group's cash and cash equivalents, short-term bank deposits, other current financial assets and liabilities approximated their fair values as at 31 December 2007 and 2006 due to the nature or short maturity of those instruments.

The carrying amounts of receivables and payables which are all subject to normal trade credit terms approximated their fair values as at balance sheet date.

The carrying amounts of long-term bank loans approximated their fair values as at balance sheet date based on prevailing market borrowing rates available for comparable bank loans with similar terms and maturities.

33. RELATED PARTY TRANSACTIONS – GROUP

Unicom Group is a state-owned enterprise directly controlled by the PRC government. The PRC government is the Company's ultimate controlling party. State-owned enterprises and their subsidiaries, in addition to Unicom Group, directly or indirectly controlled by the PRC government are also considered to be related parties of the Group. Neither Unicom Group nor the PRC government publishes financial statements available for public use.

The PRC government also controls a significant portion of the productive assets and entities in the PRC. The Group provides telecommunications services as part of its retail transactions, thus, is likely to have extensive transactions with the employees of other state-controlled entities, including their key management personnel and their close family members. These transactions are carried out on commercial terms that are consistently applied to all customers.

Management considers other state-owned enterprises that have other material transactions with the Group include other telecommunications service operators, equipment vendors, construction vendors, and state-owned banks in the PRC. Management believes that meaningful information relative to related party transactions has been adequately disclosed below.

The Group's telecommunications networks depend, in large part, on interconnection with the network and on transmission lines leased from other Domestic Carriers.

33.1 Unicom Group and its subsidiaries

The table set forth below summarises the names of significant related parties (excluding Domestic Carriers and other major state-owned enterprises which are summarised in Note 33.2 and 33.3 respectively) and the nature of relationship with the Group as at 31 December 2007:

Name of related parties	Nature of relationship with the Company
China United Telecommunications Corporation ("Unicom Group")	Ultimate holding company
Unicom NewSpace Corporation Limited ("Unicom NewSpace")	A subsidiary of Unicom Group
Unicom Xingye Science and Technology Trade Company Limited ("Unicom Xingye")	A subsidiary of Unicom Group
Unicom Import and Export Company Limited (" Unicom I/E Co")	A subsidiary of Unicom Group
Unicom New Horizon Mobile Telecommunications Company Limited ("Unicom New Horizon")	A subsidiary of Unicom Group
Unicom New Guoxin Telecommunications Corporation Limited ("New Guoxin")	A subsidiary of Unicom Group
China Information Technology Designing & Consulting Institute ("CITDCI")	A subsidiary of Unicom Group
UNISK (Beijing) Information Technology Corporation Limited ("UNISK")	A joint venture company of Unicom Group

(All amounts in RMB thousands unless otherwise stated)

33. RELATED PARTY TRANSACTIONS – GROUP (continued)

33.1 Unicom Group and its subsidiaries (continued)

(a) Transactions with Unicom Group and its subsidiaries

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors' opinion, these transactions were carried out in the ordinary course of business.

	Note	2007	2006 (As restated)
Transactions with Unicom Group and its subsidiaries:			
Interconnection revenues	(ii), (iv)	**37,257**	60,744
Interconnection charges	(iii), (iv)	**6,329**	15,701
Rental income for premises and facilities	(i), (v)	**17,017**	16,257
Charge for operator-based subscriber value-added services by New Guoxin	(i), (vi)	**378,462**	374,035
Charge for customer services by New Guoxin	(i), (vii)	**860,653**	681,162
Agency fee incurred for subscriber development services by New Guoxin	(i), (viii)	**115,610**	58,982
CDMA network capacity lease rental	(i), (ix)	**8,381,638**	8,256,623
Constructed capacity related cost of CDMA network	(i), (x)	**215,080**	188,656
Charges for cellular subscriber value-added service by UNISK and Unicom NewSpace	(i), (xi)	**54,491**	45,618
Rental charges for premises, equipment and facilities	(i), (xii)	**30,958**	27,931
Charges for the international gateway services	(i), (xiii)	**15,213**	17,143
Purchase of telecom cards	(i), (xiv)	**697,285**	712,098
Agency fee incurred for procurement of telecommunications equipment	(i), (xv)	**18,073**	13,166
Charge for engineering design and technical services by CITDCI	(i), (xvi)	**58,003**	–

(All amounts in RMB thousands unless otherwise stated)

33. RELATED PARTY TRANSACTIONS – GROUP (continued)

33.1 Unicom Group and its subsidiaries (continued)

(a) Transactions with Unicom Group and its subsidiaries (continued)

(i) On 26 October 2006, CUCL entered into the new agreements "2006 Comprehensive Services Agreement" and "2006 CDMA Lease Agreement" with Unicom Group and Unicom New Horizon to continue to carry out the related party transactions. The new agreements have been approved by the minority shareholders of the Company on 1 December 2006, and become effective from 1 January 2007. Upon completion of Business Combination, the 2006 Comprehensive Services Agreement and 2006 CDMA Lease Agreement were amended where necessary so that the service area of CUCL is extended to include Guizhou province. In addition, the rights and obligations of Guizhou branch of Unicom Group under the framework agreement entered with Guizhou branch of Unicom Huasheng for the procurement of CDMA mobile handsets on 19 December 2006 were assigned to and assumed by CUCL.

The purchase of Guizhou Business has been accounted for using merger accounting in accordance with AG 5. Accordingly, the transactions between Guizhou branch of Unicom Group and the Group were eliminated and not disclosed as related party transactions in the consolidated financial statements.

(ii) Interconnection revenues represent the amounts received or receivable from Unicom Group for calls from its networks to the Group's networks.

(iii) Interconnection charges are for calls made from the Group's networks to Unicom Group's networks.

(iv) Interconnection settlement between Unicom Group's network and the Group's network is based on standards established from time to time by the MII.

(v) Pursuant to 2006 Comprehensive Services Agreement, the Group agreed to provide premises to New Guoxin. The rental amount is based on the lower of depreciation costs and market price for similar premises in that locality.

(vi) Pursuant to 2006 Comprehensive Services Agreement, the Group shall retain 40% of the actually received revenue generated from the value-added services provided by New Guoxin to the Group's subscribers and allocate 60% of such revenue to New Guoxin. The settlement should be made among branches of the Group and New Guoxin respectively.

(All amounts in RMB thousands unless otherwise stated)

33. RELATED PARTY TRANSACTIONS – GROUP (continued)

33.1 Unicom Group and its subsidiaries (continued)

(a) Transactions with Unicom Group and its subsidiaries (continued)

(vii) Pursuant to 2006 Comprehensive Services Agreement, New Guoxin provides business inquiries, tariff inquiries, account maintenance, complaints handling, and customer interview and subscriber retention services to the Group's customers. The service fee payable by the Group shall be calculated on the basis of the customer service costs plus a profit margin, which shall not exceed 10%. The customer service costs were determined by the actual cost per operator seat and the number of effective operator seats. In addition, Guangdong has been added as one of the economically developed metropolises in determining the cost per operator seat.

(viii) Pursuant to 2006 Comprehensive Services Agreement, New Guoxin provides subscriber development services to the Group through telephone or other channels by utilising its own network, equipment and operators. The agency fee chargeable to the Group does not exceed the average of agency fees chargeable by any independent third party agent in the same region.

(ix) Pursuant to 2006 CDMA Lease Agreement entered among CUCL, Unicom Group and Unicom New Horizon, Unicom New Horizon agreed to lease the capacity of CDMA network to CUCL. Details please refer to Note 4.2(c).

(x) Pursuant to 2006 CDMA Lease Agreement, the constructed capacity related costs in connection with the CDMA network capacity used by the Group, including the rentals for the exchange centers and the base stations, water and electricity charges, heating charges and fuel charges for the relevant equipment etc., as well as the maintenance costs of a non-capital nature, are charged to the Group. The proportion of the constructed capacity related costs to be borne by the Group shall be calculated on a monthly basis by reference to the actual number of cumulative CDMA subscribers of the Group at the end of the month prior to the occurrence of the costs divided by 90%, as a percentage of the total capacity available on the CDMA network.

(xi) Pursuant to 2006 Comprehensive Services Agreement, UNISK and Unicom NewSpace agreed to provide the cellular subscribers of CUCL various types of value-added services through its cellular communication network and data platform. The Group should retain a portion of the revenue generated from the value-added service provided to the Group's subscribers (and actually received by the Group) and allocate a portion of such fees to UNISK and Unicom NewSpace for settlement, on the condition that such proportion allocated to UNISK and Unicom NewSpace should not exceed the average proportion for independent value-added telecommunications content providers who provide value-added telecommunications content to the Group in the same region. The percentage of revenue to be allocated to UNISK and Unicom NewSpace by the Group varies depending on the types of value-added service provided to the Group.

(All amounts in RMB thousands unless otherwise stated)

33. RELATED PARTY TRANSACTIONS – GROUP (continued)

33.1 Unicom Group and its subsidiaries (continued)

(a) Transactions with Unicom Group and its subsidiaries (continued)

(xii) Pursuant to 2006 Comprehensive Services Agreement, CUCL and Unicom Group agreed to mutually lease premises, equipment and facilities from each other. Rentals are based on the lower of depreciation costs and market rates.

(xiii) Pursuant to 2006 Comprehensive Services Agreement, charges for international gateway services represent the amounts paid or payable to Unicom Group for international gateway services provided for the Group's international long distance networks. The charge for this service is based on the cost of operation and maintenance of the international gateway facilities incurred by Unicom Group, including depreciation, together with a margin of 10% over cost.

(xiv) Pursuant to 2006 Comprehensive Services Agreement, the Group agreed to purchase telephone cards from Unicom Group (to be imported by Unicom Xingye) at cost plus a margin to be agreed from time to time, but not to exceed 20%, and subject to appropriate volume discounts. Prices and volumes are subject to review by the parties on an annual basis.

(xv) Pursuant to 2006 Comprehensive Services Agreement, Unicom I/E Co. agreed to provide equipment procurement services to the Group. Unicom I/E Co. charges the Group 0.55% (for contract up to an amount of USD30 million (inclusive)) and 0.35% (for contract with an amount of more than USD30 million) of the value of imported equipment, and 0.25% (for contract up to an amount of RMB200 million (inclusive)) and 0.15% (for contract with an amount of more than RMB200 million) of the value of domestic equipment for such services.

(xvi) Pursuant to 2006 Comprehensive Services Agreement, CITDCI agreed to provide engineering design and technical services to the Group based on its demands and requirements. The service fee standards for the engineering design and technical services are determined based on standards promulgated by the relevant government authorities. In addition, such prices should not be higher than those adopted by an independent third party providing similar services in the same industry.

(xvii) Unicom Group is the registered proprietor of the "Unicom" trademark in English and the trademark bearing the "Unicom" logo, which are registered at the PRC State Trademark Bureau. Pursuant to an exclusive PRC trademark licence agreement entered into between Unicom Group and CUCL, CUCL and its affiliates are granted the right to use these trademarks on a royalty free basis for an initial period of 5 years, renewable at CUCL's option.

(All amounts in RMB thousands unless otherwise stated)

33. RELATED PARTY TRANSACTIONS – GROUP (continued)

33.1 Unicom Group and its subsidiaries (continued)

(b) Purchase of assets and business of Guizhou branch of Unicom Group

Pursuant to an asset transfer agreement entered between CUCL and Unicom Group on 16 November 2007, CUCL agreed to purchase the Guizhou Business at a cash consideration of RMB880 million. The consideration for the Business Combination was determined with reference to the results of a business valuation using methods commonly used in capital market transactions in the telecommunications industry and the negotiations between the parties. In addition, pursuant to the asset transfer agreement, the profit or loss of the Guizhou Business for the period from 31 December 2006 to the effective date of the Business Combination was transferred to Unicom Group.

The aforementioned Business Combination became effective on 31 December 2007, when all the conditions to the Business Combination were satisfied and cash consideration was settled by CUCL. Please refer to Note 1 for details.

(c) Amounts due from and to related parties/Unicom Group

Amounts due from and to related parties or Unicom Group and its subsidiaries are unsecured, interest free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Unicom Group or its subsidiaries as described in (a) above.

(d) Amount due to/(from) Unicom Group

	The Group	
	2007	2006 (As restated)
Due to Unicom Group, beginning of year	**1,088,297**	779,414
Interconnection revenues	**(37,257)**	(60,744)
Interconnection charges	**6,329**	15,701
Revenue for leasing of premises and facilities	**(17,017)**	(16,257)
Rental charges for premises, equipment and facilities	**30,958**	27,931
Charges for the international gateway services	**15,213**	17,143
Transfer of profit of Guizhou Business to Unicom Group under terms of the Business Combination	**101,020**	-
Net (payment)/receipt during the year	**(366,844)**	325,109
Due to Unicom Group, end of year	**820,699**	1,088,297

(All amounts in RMB thousands unless otherwise stated)

33. RELATED PARTY TRANSACTIONS – GROUP (continued)

33.2 Domestic Carriers

(a) Transactions with Domestic Carriers

The following is a summary of significant transactions with Domestic Carriers in the ordinary course of business:

	Note	The Group	
		2007	2006 (As restated)
Interconnection revenue	(i)	**6,985,782**	5,557,246
Interconnection charges	(i)	**10,394,740**	9,237,341
Leased line revenue	(ii)	**34,756**	54,912
Leased line charges	(ii)	**403,863**	329,983

(i) The interconnection revenue and charges mainly represent the amounts due from or to Domestic Carriers for telephone calls made between the Group's networks and the network of Domestic Carriers. The interconnection settlements are calculated in accordance with interconnection agreements reached between the branches of the Group and Domestic Carriers on a provincial basis. The terms of these agreements are set in accordance with the standard settlement arrangement stipulated by the MII.

(ii) Leased line charges are paid or payable to Domestic Carriers by the Group for the provision of transmission lines. At the same time, the Group leases transmission lines to Domestic Carriers in return for leased line rental income. The charges are calculated at a fixed charge per line, depending on the number of lines being used by the Group and Domestic Carriers.

(All amounts in RMB thousands unless otherwise stated)

33. RELATED PARTY TRANSACTIONS – GROUP (continued)

33.2 Domestic Carriers (continued)

(b) Amounts due from and to Domestic Carriers

	The Group	
	2007	2006 (As restated)
Amounts due from Domestic Carriers		
– Receivables for interconnection revenue and leased line revenue	**170,231**	158,894
– Less: Provision for doubtful debts	**(20,495)**	(20,373)
	149,736	138,521
Amounts due to Domestic Carriers		
– Payables for interconnection charges and leased lines charges	**600,283**	854,885

All amounts due from and to Domestic Carriers were unsecured, interest-free and repayable within one year.

33.3 Other major state-owned enterprises

(a) Transactions with other major state-owned enterprises

The following is a summary of significant transactions with other major state-owned enterprises in the ordinary course of business:

	The Group	
	2007	2006 (As restated)
Purchase of CDMA handsets	**1,151,048**	1,144,181
Construction and installation fee	**220,698**	220,086
Purchase of equipment	**1,136,038**	1,660,562
Line leasing revenue	**178,502**	166,559
Finance income/costs, include:		
– Interest income	**172,415**	226,788
– Interest expense	**10,593**	840,698
Short-term bank loan received	**–**	2,070,000
Long-term bank loan received	**–**	1,315,000
Short-term bank loan repaid	**–**	7,372,661
Long-term bank loan repaid	**115,000**	8,853,008

(All amounts in RMB thousands unless otherwise stated)

33. RELATED PARTY TRANSACTIONS – GROUP (continued)

33.3 Other major state-owned enterprises (continued)

(b) Amounts due from and to other major state-owned enterprises

The balances with other major state-owned enterprises in various line items of the consolidated balance sheet are listed as follows:

	The Group	
	2007	2006 (As restated)
Current assets		
Prepayment and other current assets	**53,418**	288,930
Short-term bank deposits	**527,885**	21,432
Cash and cash equivalents	**6,525,506**	12,055,646
Non-current liabilities		
Long-term bank loans	**200,000**	235,000
Current liabilities		
Payables and accrued liabilities	**667,749**	666,726
Current portion of long-term bank loans	**–**	80,000

34. CONTINGENCIES AND COMMITMENTS

34.1 Capital commitments

As at 31 December 2007 and 2006, the Group had capital commitments, mainly in relation to the construction of telecommunications networks, as follows:

	The Group			
	2007			2006 (As restated)
	Land and buildings	**Equipment**	**Total**	Total
Authorised and contracted for	**837,103**	**2,415,361**	**3,252,464**	2,729,602
Authorised but not contracted for	**611,294**	**1,768,886**	**2,380,180**	943,280
Total	**1,448,397**	**4,184,247**	**5,632,644**	3,672,882

As at 31 December 2007, approximately RMB153 million (2006: approximately RMB203 million) of capital commitment outstanding was denominated in US dollars, equivalent to approximately USD21 million (2006: approximately USD26 million).

(All amounts in RMB thousands unless otherwise stated)

34. CONTINGENCIES AND COMMITMENTS (continued)

34.1 Capital commitments (continued)

As at 31 December 2007, the Company had capital commitments in relation to the capacity expansion of marine cable, as follows:

	The Company	
	2007	2006
Authorised and contracted for	**-**	–
Authorised but not contracted for	**18,592**	–
	18,592	–

34.2 Operating lease commitments

As at 31 December 2007 and 2006, the Group had total future aggregate minimum operating lease payments under operating leases as follows:

	The Group				
	2007				2006 (As restated)
	Land and buildings	**Equipment**	**CDMA network capacity (a)**	**Total**	Total
Leases expiring:					
– not later than one year	**942,544**	**31,284**	**7,543,474**	**8,517,302**	8,503,568
– later than one year and not later than five years	**2,071,864**	**80,979**	**–**	**2,152,843**	1,976,475
– later than five years	**1,690,041**	**50,303**	**–**	**1,740,344**	1,107,791
Total	**4,704,449**	**162,566**	**7,543,474**	**12,410,489**	11,587,834

(All amounts in RMB thousands unless otherwise stated)

34. CONTINGENCIES AND COMMITMENTS (continued)

34.2 Operating lease commitments (continued)

(a) In relation to the above CDMA network capacity commitment, it is estimated based on the Minimum Lease Fee pursuant to 2006 CDMA Lease Agreement (see Note 4.2(c) for details).

As at 31 December 2007 and 2006, the Company had total future aggregate minimum operating lease payments under operating leases as follows:

	The Company	
	2007	2006
Office premise lease expiring:		
– not later than one year	**10,225**	10,971
– later than one year and not later than five years	**4,261**	15,542
Total	**14,486**	26,513

34.3 Commitment to purchase CDMA handsets

As at 31 December 2007, the Group committed to purchase CDMA handsets from third party vendors amounting to approximately RMB2,435 million (2006: approximately RMB1,237 million).

35. EVENTS AFTER BALANCE SHEET

After the balance sheet date, the Board of Directors proposed a final dividend for 2007. For details, see Note 31.

36. COMPARATIVE FIGURES

As stated in Note 2.1, comparative figures have been restated to reflect the effects of Business Combination under common control, which is accounted for using merger accounting in accordance with AG 5.

37. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on 27 March 2008.

Financial Summary

For the five-year ended 31 December 2007
(All amounts in RMB million, except per share data and per ADS information)

Selected financial summary, including selected consolidated income statement data and consolidated balance sheet data for relevant years presented below, were prepared in accordance with HKFRS.

RESULTS

Selected Income Statement Data

	2007	2006 (As restated)	2005 (As restated)	2004 (As restated)	2003 (As restated)
Revenue (Turnover):					
GSM Business	**62,775**	59,882	52,618	47,926	41,586
CDMA Business	**27,730**	27,877	28,089	24,588	16,752
Data and Internet Business	**2,626**	2,320	3,000	3,614	3,412
Long Distance Business	**1,508**	1,015	1,472	1,805	2,231
Paging Business	**-**	–	–	–	1,403
Total service revenue	**94,639**	91,094	85,179	77,933	65,384
Sales of telecommunications products	**4,900**	4,254	2,859	1,735	2,258
Total revenue	**99,539**	95,348	88,038	79,668	67,642
Leased lines and network capacities	**(9,135)**	(8,943)	(8,900)	(7,486)	(4,354)
Interconnection charges	**(10,907)**	(9,671)	(8,436)	(7,527)	(6,002)
Depreciation and amortisation	**(22,677)**	(22,687)	(20,635)	(19,205)	(16,579)
Employee benefit expenses	**(7,140)**	(6,681)	(5,653)	(4,653)	(4,616)
Selling and marketing	**(19,681)**	(19,571)	(20,795)	(19,670)	(15,389)
General, administrative and other expenses	**(14,639)**	(13,543)	(11,855)	(10,599)	(9,218)
Cost of telecommunications products sold	**(5,032)**	(4,915)	(3,674)	(2,612)	(3,016)
Loss on sale of discontinued operating (New Guoxin)	**-**	–	-	–	(663)
Financial gains/(costs)	**87**	(660)	(1,133)	(1,751)	(2,008)
Interest income	**186**	264	101	104	174
Realised/unrealised loss on changes in fair value of derivative component of convertible bonds	**(569)**	(2,397)	–	-	–
Other gains – net	**2,923**	21	35	104	18
Profit before income tax	**12,955**	6,565	7,093	6,373	5,989
Income tax expenses	**(3,654)**	(2,764)	(2,170)	(1,978)	(1,929)
Profit for the year	**9,301**	3,801	4,923	4,395	4,060

(All amounts in RMB million, except per share data and per ADS information)

RESULTS (continued)

Selected Income Statement Data (continued)

	2007	2006 (As restated)	2005 (As restated)	2004 (As restated)	2003 (As restated)
Attributable to:					
Equity holders of the Company	**9,300**	3,801	4,923	4,395	4,070
Minority interest	**1**	–	–	–	(10)
	9,301	3,801	4,923	4,395	4,060
Basic earnings per share (RMB)	**0.713**	0.302	0.392	0.350	0.324
Diluted earnings per share (RMB)	**0.707**	0.300	0.390	0.349	0.324
Basic earnings per ADS (RMB)	**7.134**	3.017	3.916	3.499	3.242
Diluted earnings per ADS (RMB)	**7.066**	3.005	3.904	3.490	3.241

Selected Balance Sheet Data

	2007	2006 (As restated)	2005 (As restated)	2004 (As restated)	2003 (As restated)
Property, plant and equipment, net	**116,162**	112,796	113,800	120,029	119,447
Current assets	**16,834**	20,691	15,585	17,493	21,387
Accounts receivable, net	**3,211**	3,442	4,605	5,222	5,482
Cash and cash equivalents	**6,675**	12,243	5,489	4,688	9,364
Total assets	**149,422**	148,297	144,621	151,058	154,538
Current liabilities	**49,232**	51,691	52,380	47,643	44,397
Payables and accrued liabilities	**32,031**	26,544	18,812	16,863	17,187
Short-term loans	**2,191**	3,984	12,510	20,978	18,173
Long-term loans	**1,661**	4,139	12,052	26,176	37,263
Convertible bonds	**–**	10,325	–	–	–
Total liabilities	**52,205**	68,433	67,951	78,223	85,711
Total equity	**97,217**	79,864	76,670	72,835	68,827

Glossary

This glossary contains certain definitions and other terms as they are used in the Annual Report. These definitions may, or may not, correspond to standard industry definitions.

"ASP"	Application Service Provider, which refers to a company which provides various Internet application services
"ATM"	Asynchronous Transfer Mode, a broadband packet switching and multiplexing technology, which can be used in core networks, and used as an access technology as well
"CDMA"	Code Division Multiple Access, which uses different pseudo-random code sequence to mix and separate speech and data signals in wireless communication, is a wireless digital multiple address access technology that suits higher information amount
"CDMA 1X"	A mobile communication technology that can provide medium-speed packet data service
"CDMA 2000"	One of main standards for 3G cellular technology, including 1X and 3X standards. It is IS-95-based multi-carrier CDMA technology, a mobile communication system that supports circuit switching and packet switching
"FR"	Frame Relay, which is a fast open protocol, can provide network access and conduct data transmission over the network. This protocol is applicable to customers with a large amount of data traffic
"GPRS"	General Packet Radio Service, which is a GSM-based packet data service
"GSM"	TDMA-based 2G Global System for Mobile Communications, which operates at bands of 900MHz and 1800MHz
"ICP"	Internet Content Provider, which refers to a company that provides the content to be browsed over the Internet
"IP"	Internet Protocol, open protocol for Internet and LAN/WAN use
"IP Phone"	Voice service with certain QoS transported over IP network
"ISP"	Internet Service Provider, refers to operator who provides Internet access
"LAN"	Local Area Network. Refers to a network composed by linking PCs and electronic office equipment. Subscribers can communicate with each other and share resources and get access to remote computers or other networks
"Mbps"	1 million bits per second
"MHz"	Million Hertz, a frequency unit, equal to 1 million cycles per second
"PSTN"	Public Switched Telephone Network
"QoS"	Quality of Service
"TD-SCDMA"	Time Division-Synchronous Code Division Multiple Access. This standard especially applies to wireless Internet access
"VPN"	A service provided by public network operator by utilizing public network resources and its specific functions, namely, providing customers with a network with private network characteristics and function
"WAN"	Wide Area Network, referring to a computer network that covers a wide geographical area (e.g., a whole city)

"WAP"	Wireless Application Protocol
"W-CDMA"	Wideband CDMA, one of main standards for 3G Local network: refers to a telephone network with same long-distance area code
"2G"	Digital mobile communication system that mainly adopts TDMA GSM and narrow band CDMA systems and is widely commercialized
"3G"	Mobile communication system that is further evolved on the basis of 2G and mainly adopts W-CDMA and can simultaneously provide voice and data services
"Circuit Switching"	A technique to provide any one communication subscribers a private physical channel (or circuit) which is composed by completing channel connection in space (wiring connection) or time (timeslot switch) by nodes of the channel
"Call-drop Rate"	One of standards reflecting telephone communication quality
"Packet Switching"	Divides customer-transferred data into packets of a certain length, with each packet prefixed with a mark. Address mark indicates which place this packet is sent to. Then the packets are retransmitted to their destination by the packet switch according to the address mark of each packet, and returned to original data packets
"Interconnection"	Refers to setting up effective communication connection between telecom networks to enable a telecom service operatorís customers to communication with another telecom service operatorís customers or to use another telecom service operatorís various telecom services
"Base Station"	Transmitting/receiving point of a cellular communication system
"Base Station Controller"	Centralized control system of transmitting/receiving point of a cellular communication system
"Connection Rate"	one of standards reflecting the operating quality of a communication network, usually the percentage of successful calls in the total calls
"Router"	Special device for network interconnection use. It operates at the network layer of the open systemsí interconnection reference model. Its basic function is to seek a route for the IP message through it, then transfer it to the host at the designated destination. And the router must complete conversion of various types of protocols in connecting two different types of networks
"Roaming"	A service provided by telecom operators, which enables subscribers to continue to use this service when leaving their home service area and entering other service areas
"Spectrum"	Usable frequency range
"Dual-mode, dual-standby handset"	The handset that can offer both CDMA and GSM services simultaneously in areas that are covered by both CDMA and GSM networks, and there is no need to switch between CDMA and GSM networks
"Gateway"	A device connecting two network sections that use different protocols, which mainly used to translate and convert data that use different transmission protocols in two network sections
"Network Capacity"	Total communication capacity of network
"Intelligent Network"	A system that provides services with computers and database at the core, This network system can be used to provide customers with all kinds of fast, convenient, economic and flexible new services

FORWARD-LOOKING STATEMENT

The Company would like to caution investors and readers about the forward-looking nature of some of the statements contained in this report. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties, some of which are beyond our control. Potential risks and uncertainties include: the uncertainties in the development of telecommunication industry and technology in the PRC, future growth of the market demand for telecommunication services, changes in the competitive environment, regulatory environment and the PRC government's regulatory and/or industry policy, the PRC government's decisions in relation to the technology standards, licenses of 3G mobile telecommunication, the changes in political, economic, legal and social conditions in the PRC, including but not limited to the PRC government's policies with respect to consolidations or restructuring of and other structural changes in the PRC telecommunications industry, and other factors that will affect the execution of our business plans and strategies as well as our business condition and financial results.


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China Unicom Limited
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Tel (852) 2126 2018 Fax (852) 2126 2016